    As filed with the Securities and Exchange Commission on January 20, 1999
                                                    Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                --------------

                              CHEAP TICKETS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                --------------

             Delaware                             561599                           99-0338363
  (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification No.)

                1440 Kapiolani Boulevard, Honolulu, Hawaii 96814
                                 (808) 945-7439
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                               Michael J. Hartley
          Chairman of the Board, Chief Executive Officer and President
                              Cheap Tickets, Inc.
                1440 Kapiolani Boulevard, Honolulu, Hawaii 96814
                                 (808) 945-7439
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                  Copies of all communications to be sent to:

               Henry M. Fields, Esq.                                  Arthur J. Simon, Esq.
                Victor H. Sim, Esq.                                     Diane Bono, Esq.
                 Mavis L. Yee, Esq.                               SONNENSCHEIN NATH & ROSENTHAL
              MORRISON & FOERSTER LLP                       8000 Sears Tower, Chicago, Illinois 60606
   555 West Fifth Street, Los Angeles, California
                     90013-1024                                          (312) 876-8000
                   (213) 892-5200

                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                        Proposed        Proposed
                                          Amount        maximum         maximum        Amount of
        Title of each class of            to be      offering price     aggregate     registration
     securities to be registered       registered(1)   per unit(1)  offering price(2)    fee(2)
--------------------------------------------------------------------------------------------------
Common Stock, par value [$.001]......      shares        $            $50,000,000      $15,841.00
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes     shares which the Underwriters have options to purchase to
    cover, if any, over-allotments.

(2) Estimated solely for purpose of calculating the amount of the registration fee. This estimate is made in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information in this Prospectus is not complete and may be changed. We may not + +sell these securities until the time the registration statement filed with + +the Securities and Exchange Commission becomes effective. This Prospectus is + +not an offer to sell the securities and we are not soliciting an offer to buy + +these securities in any state where the offer or sale is not permitted or + +would be unlawful prior to registration or qualification under the securities +
+laws of any such state.                                                       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

PROSPECTUS

                                        Shares

                              www.cheaptickets.com
[LOGO OF CHEAP TICKETS INC. APPEARS HERE]

                                  Common Stock


  We are a leading retail seller of discount tickets for domestic leisure air travel. We are the leading seller of non-published fares for regularly scheduled domestic routes. We sell our tickets through call centers, retail stores and our Internet site at "www.cheaptickets.com."

                                        Per
              The Offering             Share Total
              ------------             ----- -----
                                                   This is our initial public
   Public Offering Price.............. $     $     offering,
                                                   and no market currently
   Underwriting Discounts............. $     $     exists for
                                                   our shares. The offering
   Proceeds to Cheap Tickets, Inc. ... $     $     price may
                                                   not reflect the market price
                                                   of our shares after the
                                                   Offering.

  We have granted the Underwriters the right to purchase an additional [     ]
shares to cover over-allotments. The Underwriters expect to deliver shares of
Common Stock to purchasers on or about [        ], 1999.

                                 ------------

                            Proposed Trading Symbol:
                          Nasdaq National Market--CTIX

                                 ------------

  This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" commencing on Page 7.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

William Blair & Company                                    Dain Rauscher Wessels
                                      a division of Dain Rauscher Incorporated

                                        , 1999

Inside Cover: [Picture of artwork depicting logos of airlines served, picture of Cheap Tickets' logo with URL "www.cheaptickets.com" below and pictures of representative vacation locations served] Text: "Cheap Tickets offers the largest selection of non-published and published leisure fares, including 375,000 proprietary fares and millions of published SABRE fares." [ARTWORK] Back Inside Cover: [Various pictures of the Company's Website] Text: "Cheap Tickets offers an online economic solution for consumers looking for the absolute cheapest travel tickets."
                                   [ARTWORK]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF COMMON STOCK OF THE COMPANY INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING." THESE TRANSACTIONS MAY BE MADE ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share data and information in this Prospectus [assumes that the Company will
split its Common Stock                 -for-one] and assumes that the
Underwriters will not exercise their over-allotment option. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

   We are a leading retail seller of discount tickets for domestic leisure air travel. In 1998, we sold approximately 963,000 airline tickets through call centers, retail stores and our Internet site at "www.cheaptickets.com." We are the leading seller of non-published fares for regularly scheduled domestic routes. Non-published fares are tickets that we buy from airlines and resell to consumers at significant discounts off published fares. Sales of non-published fares accounted for approximately 59% of our airline gross bookings in 1998. We have rights to buy these fares under contracts from over 25 airline carriers, including America West, American, Continental, TWA and US Airways. We purchase these fares only when we resell them to customers, so that we do not carry inventory. We also offer a full complement of regularly published fares, affording customers a breadth of choice in leisure travel tickets at attractive prices that we believe is unmatched in the industry. We also sell cruise tickets, auto rentals and hotel reservations.

   We began selling tickets over the Internet in October 1997. In 1998, we sold 97,000 tickets through our website, generating $25 million in gross bookings. Internet sales represented approximately 9% of our gross bookings in 1998 and 15% in the fourth quarter of 1998, reflecting the rapid increase in Internet sales as a percentage of gross bookings. At December 31, 1998, we had over 430,000 registered online users, with 180,000 registering in the fourth quarter of 1998.

   Since 1986, we have provided an efficient distribution channel for airlines to sell excess capacity without eroding their published fare structures. Domestic airlines had average excess system capacity of 32.5% from 1995 to 1997, and excess capacity is estimated to be 29.4% in 1998. We seek to match excess capacity with consumer demand for the lowest price available. Currently, we offer approximately 375,000 non-published fares at any given time, covering most major domestic and international routes. We set prices on these fares lower than those available on published fares to meet the demands of leisure travelers. These fares contain restrictions typically making them unattractive for full fare passengers, who seek the convenience of tickets that can be exchanged or canceled and do not have advance purchase or minimum stay requirements. We believe our track record of selling excess capacity without compromising the airlines' fare structures provides a strong incentive for the airlines to continue to use us as the premier outlet for the sale of domestic non-published fares.

   We also offer to customers a full menu of regularly published fares in addition to non-published fares. In 1994, we became the first non-airline to file our non-published fares through the Airline Tariff Publishing Corporation. This allows us to integrate our non-published fares with published fares in a special area of the SABRE reservations system to which only we have access. This system automatically sorts through millions of fares, including our non-published fares, to identify the lowest fares available for the desired itinerary. These fares are then posted in ascending price order for use by our reservation agents and Internet customers.

   The travel industry is large and growing. Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995. Airline travel continues to be the largest segment of the industry, with $70.5 billion, or 56%, of total travel booked through travel agencies in 1997.

Increasingly, the Internet has become an attractive method to sell travel tickets directly to the public. Currently, travel represents the second largest online retail category sold over the Internet. Online airline travel bookings were $1.6 billion in 1998 and are expected to grow at a compounded annual growth rate of 46%, reaching $10.6 billion in 2003.

   Our growth strategy is to expand our customer base, significantly increase our brand awareness, expand our strategic relationships and increase call center productivity. First, we plan to capitalize on our position as the market leader in selling non-published fares to rapidly grow our Internet ticket sales. We intend to broaden our online visibility with Internet content, commerce and service providers. Second, we plan to aggressively expand brand recognition nationally and internationally. To accomplish this goal, we intend to augment our successful print media marketing and increase advertising on leading websites and in other media. Third, we plan to expand existing and establish new strategic relationships with airlines to increase sales of their excess capacity. We also intend to seek new relationships with other travel suppliers, certain Internet portals and travel-related websites. Finally, we plan to expand our call center capacity through improved productivity. We intend to invest substantial resources in developing, acquiring and implementing technological enhancements to our call centers.

   Our executive offices are located at 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814; our telephone number is (808) 945-7439 and our facsimile number is (808) 946-3844. We were incorporated in Hawaii in 1986 and reincorporated in Delaware on February 1, 1999.

                                  THE OFFERING

Common Stock offered by the
 Company........................... [      ] shares
Common Stock to be outstanding
 after the Offering................ [      ] shares(1)
Use of proceeds.................... For advertising and brand development;
                                    for development of technological
                                    infrastructure; to redeem
                                    outstanding Mandatorily Redeemable
                                    Preferred Stock; and for general corporate
                                    purposes. See "Use of Proceeds."
Proposed Nasdaq National Market
 symbol............................ CTIX

--------
(1) Based on the number of shares outstanding as of September 30, 1998. Excludes [47,200] shares of Common Stock issuable and [94,203] shares reserved for issuance under the 1997 Stock Option Plan as of September 30, 1998. Includes [212,104] shares of Common Stock issuable upon the exercise of warrants outstanding as of September 30, 1998. It is anticipated that all the warrants will be exercised immediately prior to the closing of the Offering. Excludes [ ] shares reserved for issuance under the 1999 Stock Incentive Plan. See Notes 5 and 12 to the Financial Statements, "Management--Employee Stock Plans," "Description of Capital Stock."

                                ----------------

                             SUMMARY FINANCIAL DATA
              (in thousands, except per share and operating data)

   Set forth below are summary financial data of the Company for the periods indicated, which have been derived from the Company's audited and unaudited financial statements. The operating data were not audited. The summary financial data set forth below should be read in conjunction with the Company's Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            Nine Months
                             Year Ended December 31,    Ended September 30,
                            --------------------------  --------------------
                              1995     1996     1997      1997       1998
                            -------- -------- --------  ---------  ---------
Gross bookings
 (unaudited)(1)...........  $ 91,994 $105,944 $153,674  $ 112,084  $ 199,115
                            ======== ======== ========  =========  =========
Results of Operations:
Non-published fares.......  $ 66,340 $ 58,982 $ 96,379  $  73,714  $ 122,995
Commissions...............     2,738    5,614    6,470      4,674      8,053
                            -------- -------- --------  ---------  ---------
  Net revenues(1).........    69,078   64,596  102,849     78,388    131,048
Gross profit..............    12,654   15,428   21,479     16,403     26,501
Selling, general and
 administrative expenses..    11,921   14,352   23,091     16,561     24,093(2)
                            -------- -------- --------  ---------  ---------
  Net operating income
   (loss).................       733    1,076   (1,612)      (158)     2,408
Net earnings (loss).......  $     17 $    674 $ (1,009) $    (111) $   1,473
Basic earnings (loss) per
 share(3).................  $  [0.02 $   0.63 $  (1.14) $   (0.22) $    1.00]
Number of shares used in
 computing basic earnings
 (loss) per share(3)......    [1,054    1,065    1,108      1,108      1,090]
Diluted earnings (loss)
 per share(3).............  $  [0.02 $   0.63 $  (1.14) $   (0.22) $    0.84]
Number of shares used in
 computing diluted
 earnings (loss)
 per share(3).............    [1,054    1,065    1,108      1,108      1,302]
Operating Data:
Airline tickets sold:.....   313,863  357,551  554,403    393,936    682,239
  Call centers............   313,863  357,551  552,383    393,936    626,184
  Internet................       --       --     2,020        --      56,055
Registered Internet
 users....................       --       --     5,000        --     250,218

                                                          September 30, 1998
                                                      ----------------------
                                                      Actual  As Adjusted(4)
                                                      ------- --------------
Balance Sheet Data:
Net working capital ................................. $ 4,247     $
Total assets.........................................  14,903
Long-term debt.......................................   1,098      1,098
Mandatorily Redeemable Preferred Stock(5)............   4,007        --
Stockholders' equity.................................   1,897

--------
(1) Gross bookings is a memorandum item and is not included in the Company's results of operations. It consists of the aggregate retail value of non-published fares and published fares that are sold on a commission basis. Net revenues consist of sales of non-published fares and commissions. Commissions (including incentive overrides) are earned primarily on published fares sold and include certain other payments based on the volume of transactions. Gross bookings are not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. The Company believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) In the second quarter of 1998, the Company issued stock options to employees to acquire [47,200] shares of the Company's Common Stock at [$2.50] per share. Total compensation associated with these options amounted to $26,600 of which $1,795 has been charged to operations for the nine months ended September 30, 1998. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,000, which will be charged at the closing of the Offering at which time [10,000] options vest by their terms.

(3) See Notes 1 and 5 to the Financial Statements for the calculation of earnings per share, including an explanation of the number of shares used in computing the amount of basic and diluted earnings per share. [Further adjustment for pre-offering split.]

(4) As adjusted to reflect (1) the receipt of net proceeds of the Offering; (2) the redemption of the Mandatorily Redeemable Preferred Stock (including a charge for the unaccreted discount); (3) the exercise of warrants to purchase up to [212,104] shares of Common Stock at an exercise price [$0.01] per share; and (4) the immediate recognition of unearned compensation related to certain stock options that fully vest upon the completion of this Offering.

(5) The Mandatorily Redeemable Preferred Stock is required to be redeemed upon the closing of this Offering. The redemption price upon the closing of this Offering will be approximately $4.8 million. See "Capitalization." The Preferred Stock was issued at a discount of $885,170. The Company is accreting the discount over a five year period. At redemption, it is anticipated that the unaccreted discount will be $580,439. Upon redemption, the unaccreted discount will be charged directly to stockholders' equity, and have a dilutive effect on the calculation of earnings per share.

                                  RISK FACTORS

   In addition to the other information we provide in this Prospectus, you should carefully consider the following risks before deciding whether to invest in our Common Stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could hurt our business. The trading price of our Common Stock could decline because of general market conditions or if any or all of these risks came to pass, and you could lose all or part of your investment. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this Prospectus, including our financial statements and the notes accompanying them.

Reliance on Travel Suppliers; No Long-Term Contracts.

   In 1998, approximately 98% of our gross bookings came from the sale of airline tickets. The tickets consist of two kinds:

    (1) Non-published fares. These are tickets we acquire from the airlines and resell to consumers at substantial discounts off published fares. The airlines sell us tickets at these non-published fares primarily to dispose of excess capacity without eroding published fare structures. In 1998, non-published fares represented about 59% of our airline gross bookings and 92% of our net revenues, and we believe that our continuing ability to obtain them is key to our success. We have contracts with more than 25 airlines that permit us to acquire non-published fares on routes designated in the contracts at specified prices. These contracts do not require airlines to provide a specific quantity of tickets or to deal with us exclusively. Although the terms vary, the typical contract is for a period from one to one and a half years, and many are cancelable on 30 days' notice or less. We have a consistent record of renewing these contracts, but airlines may decide not to do business with us or to dispose of excess capacity themselves or through others. At times in the past, airlines have renewed contracts with us on less favorable terms and this may continue to occur in the future. In addition, there may be times when they have less excess capacity to sell. In 1998, approximately 50% of our gross bookings of non-published fares came from tickets we bought from three airlines, of which 24% came from one airline. Our business could be hurt by:

    .  Refusals by airlines to renew contracts;

    .  Lack of available excess capacity for an extended time period;

    .  Renewals of the contracts on less favorable terms; or

    .  Cancellation of contracts.

    (2) Published fares. These are tickets offered generally by travel agents, airlines and online travel companies. We sell them to customers on a commission basis. Sales of published fares represented approximately 41% of our airline gross bookings and approximately 7% of our net revenues in 1998. We have no published fare contracts, consistent with industry practice. As a result, the airlines could at any time decline to sell tickets through us. This would significantly decrease the amount and breadth of our available tickets and could materially hurt our business.

   In 1998, approximately 2% of our gross bookings came from the sale of cruise tickets, auto rentals and hotel reservations. Our business strategy is to increase the percentage of such alternative travel offerings as a percentage of our revenues. These travel providers could choose not to do business with us at any time. If we cannot obtain alternative travel offerings in the future, we may not be able fully to realize on our growth strategy. See "Business--Cheap Tickets Growth Strategy--Broaden Existing Products and Offerings."

Dependence on Commission Rates.

   We earned approximately 26% of our gross profit in 1998 from commissions paid by airlines. However, they are not required to pay any particular commission rates, or any commissions at all. In recent years, airlines have reduced rates and capped per-ticket commissions. In addition, they have further reduced rates and capped commissions for online reservations. In January 1999, one major carrier announced it would impose a surcharge ($1 one-way, $2 roundtrip) on any domestic ticket purchased anywhere except on that carrier's own Internet site. Thus, air carriers could further reduce, restrict or eliminate altogether commissions or impose surcharges for tickets not sold by them at any time. This could hurt our business. See "Business--Products and Services," "Business--Strategic Relationships" and "Business--Airline Ticket Sales."

Unpredictability of Future Revenues; Fluctuations in Quarterly Results.

   Our business is seasonal due to customers' leisure travel patterns and changes in the availability of non-published fares. As a result, we typically have higher sales and gross profit in the second and third quarters and lower sales and gross profit in the fourth quarter, and historically we have experienced losses in net income in the fourth quarter. During periods of high-volume air travel, such as occur in the fourth quarter of each year, we historically have had access to fewer non-published fares, and such fares on certain major routes may be unavailable. Online gross bookings may also tend to be seasonal and may decline or grow less rapidly in the summer months. The seasonal sales cycle is fairly predictable, but the cycle may shift year-to-year, corresponding to changes in the economy or other factors affecting the market such as price wars. This could lead to unusual volatility in revenues and earnings.

   Gross profit may be impacted by a number of different factors, including:

  .  the amount of fares sold;

  .  the percentage of gross bookings represented by non-published fare sales;

  . the gross margin percentages on non-published fare sales. These percentages in turn can be impacted by the sales mix of airlines, whose net fare prices to us vary, and by competitive factors on various routes and the possible elimination of profitable routes;

  .  rates of commissions on published fare sales; and

  .  the amount of volume bonuses.

   Any change in these factors could materially affect our gross margins and operating results in future periods. Other events outside our control, including those set forth in other risk factors, may cause us to experience significant fluctuations in revenues and earnings.

   We intend to increase operating expenses in anticipation of future sales. If these increased sales do not occur or occur only in subsequent periods, we may experience downward fluctuations in our earnings.

   As a result of the foregoing factors, our annual or quarterly results of operations may be below the expectations of public market analysts and investors. This in turn could result in a decline in the value of our Common Stock.

Dependence on the Travel Industry.

   We earn almost all our revenues from the travel industry, particularly from leisure travel. Leisure travel is highly sensitive to personal discretionary spending levels and thus tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce leisure travel are likely to harm our business. These may include:

  .  Political instability;

  .  Regional hostilities;

  .  Terrorism;

  .  Fuel price escalation;

  . Travel-related accidents;

  . Bad weather; or

  . Airline or other travel related strikes.

  See "--Unpredictability of Future Revenues; Fluctuations in Quarterly Results," "Business--Airline Ticket Sales" and "Business--Industry Background."

Competition.

   We compete in ticket sales against travel wholesalers, consolidators, online travel companies, airlines and travel agents based on price and quality of service. In the leisure travel market, we also compete against frequent flyer awards and charter flights. Some of our actual and potential competitors have longer histories, larger customer bases, greater brand recognition or significantly greater financial, marketing and other resources than we do. These competitors may also enter into strategic or commercial relationships with larger, more established or well-financed companies. Certain of our competitors may be able to secure tickets and other travel products from airlines and travel suppliers on more favorable terms. They may also devote greater resources to marketing and promotional campaigns and substantially more resources to website and systems development. In addition, new technologies may increase competitive pressures on us. Increased competition may result in reduced operating margins, loss of market share and decreased brand recognition. There can be no assurance that we will be able to compete successfully against current and future competitors.

 Competition for Non-Published Fares.

   Sellers of Non-Published Fares. Our existing direct competition for non-published fares comes largely from companies that specialize in the distribution of discounted fares in the form of regularly scheduled and chartered flights. We believe that the market for the sale of non-published fares is highly fragmented. For international routes, it is highly competitive, with numerous participants offering deeply discounted fares. For domestic routes, there are few sellers, and they generally have contracts with a small number of carriers for a limited number of routes. We are the leading seller of non-published fares for regularly scheduled domestic routes and have contracts with many carriers covering most major domestic and international routes. As the domestic airline industry continues to evolve, other competitors could increase their share of the market, or new ones could enter the market. Such developments could hurt our business.

   Online Travel Companies. Online travel companies are rapidly increasing their shares of airline ticket sales, but, with limited exceptions (for example, Priceline.com, Inc.), to our knowledge, non-published fares for regularly scheduled domestic routes are not currently offered by other online travel companies. If airlines were to make such fares generally available to online travel companies, presumably they would risk eroding published fare structures. However, one or more online companies, a number of which possess larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us, may succeed in accessing non-published fares. If they do, it could hurt our business.

   Airlines and Travel Agents. Airlines do not generally offer non-published fares directly or indirectly through affiliates or travel agents for regularly scheduled travel, presumably to prevent the erosion of their published fare structures. Some airlines have begun to offer limited special discounted fares through their Internet sites that are not generally made available to travel agents. These fares are typically offered on a last-minute, "special sale" basis. In addition, some airlines offer special promotional fares combining low base prices and the use of frequent flyer awards. Airlines may expand their offering of special promotional fares, enter the non-published fare market or sell non-published tickets through travel agents. Any such change in strategy by the airline industry could hurt our business.

 Certain Competitive Factors Affecting Non-Published Fares.

   Published fares also compete with our non-published fares. They effectively establish price ceilings for our non-published fares. From time to time, airlines also offer special fares, which may compete directly with our non-published fares. Direct competition also comes from the airlines when fare wars break out. Proliferation of special fares or the outbreak of fare wars could hurt our business.

 Competition for Published Fares.

   In the sale of published fares, we currently compete with airlines, traditional travel agents, online travel services and travel industry reservation databases. The online travel services market is new, rapidly evolving and intensely competitive, and we expect such competition to intensify in the future. In the online travel services market, we compete for published fares with similar commercial websites of other companies, such as Expedia (operated by Microsoft Corporation), Travelocity (operated by SABRE Group Holdings Inc., a majority-owned subsidiary of American Airlines), Preview Travel, Inc., Cendant Corporation, TravelWeb (operated by Pegasus), Internet Travel Network, Biztravel.com and TheTrip.com, among others. Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc., Uniglobe Travel, Travel Services International, 800 Travel Systems and Carlson Wagonlit Travel, have established, or may establish in the future, commercial websites offering online travel services. Several airlines also have established commercial websites to sell their tickets and offer other online travel services. In January 1999, one major carrier announced that it would impose a surcharge ($1 one-way, $2 roundtrip) on any domestic ticket purchased anywhere except on that carrier's own Internet site. See "Business--Online Travel Market" and "Business--Competition."

Dependence on Continued Growth of Online Commerce and Internet Infrastructure.

   Our future revenues and profits depend, to a certain degree, upon the widespread acceptance and use of the Internet and online services as a medium for commerce by customers and sellers. Rapid growth in the use of the Internet and online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of customers may not accept, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty. There are few proven products and services. For us to achieve significant growth, customers who have historically used traditional means of commerce will instead need to elect to purchase products and services online, and sellers of products and services will need to accept or expand use of the Internet as a channel of distribution. Our revenues and profits depend on customers visiting our website and actually purchasing tickets. Customers could potentially use the site for route information and choose to purchase tickets directly from the airlines or elsewhere.

   The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.

   Major online service providers and the Internet itself have experienced outages and other delays as a result of software and hardware failures and could face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on the Cheap Tickets website. It is unlikely that we could make up for the level of orders lost in those circumstances by increased phone orders. In addition, the Internet could lose its viability by reason of delays in the development or adoption of new standards to handle increased levels of activity or of increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs. See "-- Governmental Regulation and Legal Uncertainties" and "Business--Governmental Regulation and Legal Uncertainties."

Uncertain Acceptance of the Cheap Tickets Brand.

   We believe that we must maintain and enhance the Cheap Tickets brand to continue to attract and expand business. The success of the Cheap Tickets brand will depend to a certain extent on our ability to enhance our advertising programs. The number of Internet sites that offer competing services increase the importance of establishing and maintaining our brand name recognition. Many online sites already have well-established brands in online services or the travel industry generally. We may find it necessary to increase substantially our financial commitment to advertising and publicity. This could adversely affect our results of operations. Failure to maintain and enhance our brand could hurt our business. See "Business--Competition" and "Business--Cheap Tickets Growth Strategy."

Management of Potential Growth

   We have rapidly and significantly expanded our operations and anticipate further significant expansion. We have also recently added a number of key managerial and technical employees, and we expect to add additional key personnel in the future. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. To manage the expected growth of our operations and personnel, we plan to:

  . improve and upgrade transaction-processing, operational, customer service and financial systems, procedures and controls;

  . maintain and expand our relationships with various travel service suppliers, Internet portals and other travel related website companies and other third parties necessary to our business;

  .  expand our finance, administrative and operations staff;

  .  continue to attract, train and manage our employee base; and

  .  implement a disaster recovery program.


Our current and planned personnel, systems, procedures and controls may be inadequate to support our planned growth, and our management may not be able successfully to identify, manage and exploit existing and potential market opportunities. Our inability to manage growth effectively could hurt our business. See "Business--Cheap Tickets Growth Strategy."

Rapid Technological Change.

   The industry in which we compete is characterized by:

  .  rapid technological change;

  .  changes in user and customer requirements and preferences;

  .  frequent new product and service introductions embodying new technologies;

  .  the emergence of new industry standards and practices; and

  . the emerging importance of the Internet and the proliferation of companies offering Internet-based products and services.

   These developments could render our existing online sites and proprietary technology and systems quickly obsolete. As a result, we will be required to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. Our success will depend, in part, on our ability to enhance our existing services and develop new services in a cost-effective and timely manner. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. We may not be able to adapt successfully to customer requirements or emerging industry standards. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technologies could require us to incur substantial expenditures to modify or adapt our services or infrastructure. Our inability to do so in a timely manner or the expenses incurred in making such adaptations could hurt our business. See "--Competition," "Business--Products and Services" and""Business--Competition."

Risk of System Failure; Lack of Redundancy and Business Interruption Insurance.

   Our ability to receive and fill orders through our call centers or online and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our online servers are located in San Jose, California, SABRE's computers are located in Tulsa, Oklahoma, our communication systems are located at four call centers, and our accounting systems' computers are located in Hawaii. These systems and operations are vulnerable to damage or interruption from power loss, telecommunications failure, break-ins, natural disasters and similar events.

   We currently do not have redundant systems and do not carry adequate business interruption insurance. In addition, although we back up data on a regular basis, we do not have a formal disaster recovery plan. Although we have adopted network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These kinds of events could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. The occurrence of any of the foregoing risks could hurt our business. See "--Online Commerce and Database Security Risks" and "--Reliance on Third-Party Systems."

Reliance on Third-Party Systems.

   We rely on certain third-party computer systems and third-party service providers, including the computerized central reservation systems of the airline and hotel industries to make airline ticket and hotel room reservations. We also rely on third parties to print our airline tickets and arrange for their delivery. We rely on iXL Holdings to host our online system's infrastructure, web and database servers.

   We use an internally developed system for our website and substantially all aspects of transaction processing. We currently rely on The SABRE Group ("SABRE") for our general reservations system, including customer profiling, making reservations and credit card verification and confirmations. Currently, over 90% of our computing transactions are processed through the SABRE systems. Our technology relationship with SABRE for Internet operations will further increase our dependency. If we or SABRE ever elect to terminate the existing relationship, we would be forced to convert to another provider. This conversion could require a substantial commitment of time and resources and hurt our business.

   Any interruption in these third-party services or a deterioration in their performance could seriously disrupt our business. If our arrangement with any of these third parties is terminated, we may not find an alternative source of systems support on a timely basis or on commercially reasonable terms. See "-- Risk of System Failure; Lack of Redundancy and Business Interruption Insurance" and "--Risk of Capacity Constraints."

Risk of Capacity Constraints.

   During traffic peaks, we have experienced capacity constraints at our call centers and we have not been able to answer all calls or service all inquiries adequately. Capacity constraints can cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information.

   We intend to use part of the proceeds of this Offering to upgrade our systems and increase our processing capability, both online and through our call centers, to accommodate anticipated increases in customer ticket sales. However, if we experience a substantial increase in our web traffic or in reservations beyond expected levels, we may need to expand and upgrade our technology, transaction-processing systems and network infrastructure. If we fail to expand and upgrade in a timely manner, our business could be hurt. We believe that our contemplated systems enhancements will be sufficient to handle increases in expected demand, but we may not be able to:

  .  project accurately the rate or timing of such increases;

  . upgrade our systems and infrastructure to accommodate future traffic levels;

  . integrate successfully any newly developed or purchased technology with our existing systems; or

  .  upgrade and expand our systems in a timely or efficient manner.

   Our inability to do so could hurt our business. See "Business--Cheap Tickets Growth Strategy" and "Business--Products and Services."

Online Commerce and Database Security Risks.

   In our business, secured transmission of confidential information over public networks is essential to maintain consumer and supplier confidence. Concerns over the security of transactions conducted on the Internet and the potential compromise of customer privacy may inhibit the growth of commercial online services as a means of conducting commercial transactions.

   We have expended significant resources to protect against security breaches and to alleviate problems caused by such breaches, and we may need to make further expenditures for this purpose in the future. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to transmit securely confidential information, such as customer credit card numbers. In addition, we maintain an extensive confidential database of customer profiles and transaction information. Our current security measures may not be adequate and advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the methods we use to protect customer transaction and personal data. A party who can circumvent our security might be able to misappropriate proprietary information or cause interruptions in our operations. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information. If any such compromise of our security were to occur, it could hurt our business. See "--Dependence on Continued Growth of Online Commerce and Internet Infrastructure," "--Rapid Technological Change," "Risk of System Failure" and "Business--Products and Services."

Dependence on Experience, Attraction and Retention of Key Employees.

   We depend substantially on the continued services and performance of our senior management, particularly Michael J. Hartley, the Chairman of the Board, Chief Executive Officer and President and certain other key personnel. The loss of the services of any of these executive officers or other key employees could hurt our business. We do not have employment agreements with any of our key personnel. In addition, most members of our senior management group have been recruited and hired over the past 18 months. These individuals may not be able to fulfill their responsibilities adequately and may not remain with us.

   Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense. The location of our headquarters in Hawaii may also make it more difficult to attract qualified personnel from the mainland. We may not able to attract, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in attracting a sufficient number of qualified software developers for our online services and transaction-processing systems. The failure to retain and attract necessary technical, managerial, marketing and customer service personnel could hurt our business and impair our growth strategy.

   Although none of our employees is represented by a labor union, our employees may join or form a labor union. See "Management" and "Business-- Employees."

Risks Associated with Offering New Services.

   We plan to introduce new and expanded services. For example, we have started to offer hotel and auto rental reservations. We may not be able to offer such services in a cost-effective or timely manner and our efforts may not be successful. Further, any new service that is not favorably received by customers could damage our reputation or brand name. Expansion of our services could also require significant additional expenses and may strain our management, financial and operational resources. Our inability to generate revenues from such expanded services or products sufficient to offset their development or offering cost could hurt our business. See "--Management of Potential Growth" and "Business--Cheap Tickets Growth Strategy."

Risks Associated with Potential Acquisitions.

   We may in the future broaden the scope and content of our business through the acquisition of existing complementary businesses. For instance, we may consider the acquisition of companies providing similar services in international markets or in other sectors of the travel industry. We are not currently contemplating any such acquisitions. Future acquisitions would expose us to increased risks. These include risks associated with:

  .  the assimilation of new operations, sites and personnel;

  . the diversion of resources from our existing businesses, sites and technologies;

  . the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs;

  .  the maintenance of uniform standards, controls, procedures and policies;
     and

  . the impairment of relationships with employees and customers as a result of integration of new businesses.

   Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses. We may not be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, and our inability to manage these risks could hurt our business. See "Business--Cheap Tickets Growth Strategy."

Risks Associated with International Expansion.

   One component of our growth strategy is to expand internationally. We may expend significant financial and management resources to establish local offices overseas, create localized user interfaces and comply with local customs and regulations. If the revenues generated by these international operations are insufficient to offset the expense of establishing and maintaining them, our business could be hurt. To date, we have no experience in developing localized versions of our online sites or offshore call centers and only limited experience in marketing and distributing our travel services internationally. We may not be able to expand our operations successfully in such markets. Conducting business on an international level also involves certain inherent risks, such as unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, currency rate fluctuations, seasonality in leisure travel in certain countries and potentially adverse tax consequences. One or more of the foregoing factors could hurt our future international operations and, consequently, our business generally. See "Business--Cheap Tickets Growth Strategy."

Future Capital Needs.

   Based on our current operating plan, we anticipate that the net proceeds of this Offering, together with our available funds and bank lines, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for the foreseeable future. After that time, we may need additional capital. Alternatively, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services, or to respond to competitive pressures. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Further, any new securities could have rights, preferences and privileges senior to those of the Common Stock.

   We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available in the future to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures. See "Use of Proceeds," "Description of Capital Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Year 2000 Risks.

   The risks posed by Year 2000 issues could hurt our business in a number of significant ways. Our information technology system could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating sellers are also heavily dependent on information technology systems and on their own third party vendors' systems. The main supplier of our reservations system is SABRE. Currently, over 90% of our transactions are processed through SABRE. Year 2000 problems experienced by us or any such third parties could hurt our business. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem.

   We are evaluating our internal information technology systems and contacting our information technology suppliers and participating sellers to ascertain their Year 2000 status. However, our own systems may not be Year 2000 compliant in a timely manner, any of our participating sellers or other website vendors may not be Year 2000 compliant in a timely manner, and there may be significant interoperability problems among information technology systems. Consumers may not be able to visit our website without serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, disruptions in other industries and market segments may hurt our business. Moreover, the costs related to Year 2000 compliance could be significant.

   Finally, Year 2000 issues may impact other entities with which we do business, including, for example, those responsible for maintaining telephone and Internet communications. Accordingly, we cannot predict the effect of the Year 2000 problem on such entities. If these other entities fail to take preventive or corrective actions in a timely manner, the Year 2000 issue could hurt our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Uncertain Protection of Intellectual Property; Risks of Third Party Licenses.

   We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to establish and protect our proprietary rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We pursue the registration of certain of our key trademarks and service marks in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available. The steps we have taken to protect our proprietary rights may not be adequate, third parties may infringe or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights, and we may be required to incur significant expenses preserving our rights. In addition, other parties may assert infringement claims against us. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. See "--Domain Names," "Business--Proprietary Rights" and "Business-- Cheap Tickets Business Strategy."

Domain Names.

   We currently hold the Internet domain name "www.cheaptickets.com," as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "www.cheaptickets.com" domain name in all of the countries in which we conduct business.

   The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. See "--Uncertain Protection of Intellectual Property; Risks of Third Party Licenses," "--Governmental Regulation and Legal Uncertainties," "Business--Proprietary Rights" and "Business--Governmental Regulation and Legal Uncertainties."

Governmental Regulation and Legal Uncertainties.

   Certain segments of the travel industry are heavily regulated by the United States and other governments. Accordingly certain services offered by us are affected by such regulations. For example, we are subject to federal regulations prohibiting unfair and deceptive practices. In addition, federal regulations concerning the display and presentation of information currently applicable to airline booking services could be extended to us in the future, as well as other laws and regulations aimed at protecting customers accessing online or other travel services. In California, Hawaii and certain other states, we are required to register as a seller of travel, comply with certain disclosure requirements and participate in the state's restitution fund.

   We are also subject to regulations applicable to businesses generally and laws or regulations applicable to online commerce. Currently, few laws and regulations directly apply to the Internet and commercial online services. However, it is possible that laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. Such laws would likely impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services and increase our cost of doing business, or otherwise hurt our business.

   Moreover, in many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could hurt our business. See "--Domain Names," "--Dependence on Continued Growth of Online Commerce and Internet Infrastructure" and "Business--Governmental Regulation and Legal Uncertainties."

   Federal legislation imposing certain limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, imposes a three-year moratorium on state and local taxes on electronic commerce (unless such taxes were in effect prior to October 1, 1998) but only where such taxes are discriminatory on Internet access. It is possible that the legislation could not be renewed when it terminates in October 2001. Failure to renew the legislation could allow state and local government to impose taxes on Internet-based sales, and such taxes could hurt our business.

Broad Management Discretion over Allocation of Proceeds.

   The net proceeds of this Offering are estimated to be approximately $[  ]
million (approximately $[   ] million, if the Underwriters' over-allotment
option is exercised in full) at an assumed initial public offering price of
$[   ] per share and after deducting the estimated underwriting discount and estimated offering expenses. Our management will retain broad discretion as to
the allocation of approximately $       million of the proceeds of this
Offering. See "Use of Proceeds."

No Prior Market for Our Common Stock; Volatility of Stock Price.

   Prior to this Offering, you could not buy or sell our Common Stock publicly. An active market for our Common Stock may not develop or be sustained after this Offering. With the Underwriters, we will determine the offering price for our Common Stock. That price may bear no relationship to the price at which the Common Stock will trade after completion of this Offering. The market price of the Common Stock is likely to be volatile and could be subject to significant fluctuations in response to factors such as the following, some of which are beyond our control:

  .  quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other travel, Internet or online service companies;

  . announcements of technological innovations or new services by us or our competitors;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  loss of one or more major travel suppliers;

  .  additions or departures of key personnel;

  .  future sales of our Common Stock; and

  .  stock market price and volume fluctuations.

   Domestic and international stock markets often experience extreme price and volume fluctuations. These fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations, may adversely affect the market price of our Common Stock.

   The market prices for stocks of Internet-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of these companies. These market prices generally are not sustainable and are subject to wide variations. If our Common Stock trades to such levels following this Offering, it likely will thereafter experience a material decline.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Control by Current Stockholders.

   Upon consummation of this Offering, Michael J. Hartley, Chairman of the Board, Chief Executive Officer and President of the Company, and Sandra T. Hartley, Vice President, Employee Relations and Director and wife of Michael J. Hartley, together with their respective affiliates, will beneficially own
approximately [   ] and [    ] percent, respectively ([    ] and [    ]
percent, respectively, if the Underwriters' over-allotment option is exercised in full), of our outstanding Common Stock, subject to certain adjustments. As a result, if they act together, they will have the ability to control the outcome on all matters requiring stockholder approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Such control could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our Common Stock could be adversely affected. See "Principal Stockholders."

Effect of Preferred Stock on Common Stock; Anti-Takeover Effect of Certain Charter Provisions.

   Our Board of Directors has the authority to issue up to [5,000,000] shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. We have outstanding [425,000] shares of Mandatorily Redeemable Preferred Stock, all of which are required to be redeemed by us upon the closing of the Offering. We have no present plans to issue any additional shares of Preferred Stock, but we may do so. The rights of the holders of Common Stock may be subject to, and adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. This could have an adverse impact on the market price of our Common Stock. Further, certain provisions of our charter documents, including provisions permitting stockholders to take action by written consent with a two-thirds vote and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company. These governance provisions also could hurt the market price of our Common Stock. See "Description of Capital Stock."

Shares Eligible for Future Sale.

   Sales of substantial amounts of our Common Stock in the public market after this Offering could adversely affect the prevailing market price of the Common
Stock. Immediately upon the effectiveness of this Offering, [         ] shares
will be freely tradable. Commencing 180 days following the date of this
Offering, an additional [             ] shares will become freely tradable upon
the expiration of agreements not to sell such shares, subject to compliance with Rule 144 promulgated under the Securities Act of 1933, as amended. The
remaining [            ] shares will become freely tradable at various times
thereafter. William Blair & Company, L.L.C. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements. Immediately after this Offering, we intend to register
approximately [           ] shares of our Common Stock reserved for issuance
under our stock option plan. Sales of Common Stock by stockholders upon expiration of the lock-up agreements may adversely affect the market price of the Common Stock. See "Underwriting."

   As of the effective date of the Registration Statement, holders of [212,104] shares of Common Stock will be entitled to registration rights with respect to their shares. Holders of such shares can require us to register the shares at any time following 180 days after the effective date, subject to certain conditions. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

Dilution.

   The initial public offering price is expected to be substantially higher than book value per share of the outstanding Common Stock. Investors purchasing shares of Common Stock will incur immediate substantial dilution in the amount
of $        per share. In addition, investors purchasing shares in the Offering will incur additional dilution to the extent outstanding options are exercised. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this Prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," " anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this Prospectus.

                                USE OF PROCEEDS

   The net proceeds to the Company from the Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable
by the Company, are estimated to be $     million ($     million if
Underwriters exercise their over-allotment option in-full) at an assumed
initial public offering price of $     per share. During 1999, the Company
intends to use a significant amount of such proceeds for advertising and brand development expenditures and approximately $9 million for development of the Company's technological infrastructure in order to support growth. An additional use of proceeds will be the redemption of the existing Mandatorily Redeemable Preferred Stock for approximately $4.8 million, the substantial majority of which is held by Phillips-Smith Specialty Retail Group III, L.P. Two of the Company's directors are principals of that group. The balance of the proceeds will be used for general corporate purposes, including working capital, and to fund additional advertising and brand development expenditures and technological infrastructure. The Company may apply an undetermined amount of the proceeds toward the acquisition of complementary businesses. The Company has no agreements or understandings with respect to any such acquisition. Pending application, the net proceeds will be invested in short-term, investment grade, interest-bearing obligations. See "Risk Factors--Future Capital Needs."

                                DIVIDEND POLICY

   The Company has never declared or paid dividends on its Common Stock and anticipates for the foreseeable future that all earnings will be retained for use in its business. The payment of any future dividends will be at the discretion of the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Company as of September 30, 1998, and as adjusted to give effect to the sale of shares of Common Stock offered by the Company and the application of net proceeds therefrom. See "Use of Proceeds." The table should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

                                                          September 30, 1998
                                                         ----------------------
                                                         Actual  As Adjusted(1)
                                                         ------  --------------
                                                            (in thousands)
   Long-term debt, excluding current installments......  $  638          $  638
   Capital lease obligations, excluding current
    installments.......................................     460             460
                                                         ------          ------
     Total debt (2)....................................   1,098           1,098
                                                         ------          ------
   Mandatorily Redeemable Preferred Stock, $1 par value
    (aggregate involuntary liquidation preference of
    $4,250,000 plus unpaid cumulative dividends),
    425,000 shares issued and outstanding (actual);
    none issued or outstanding (as adjusted)(3)........   4,007             --
                                                         ------          ------
   Stockholders' equity:
     Preferred stock, $1 par value--authorized
      5,000,000 shares; 425,000 shares of Mandatorily
      Redeemable Preferred Stock issued and outstanding
      (actual); none issued or outstanding (as
      adjusted)........................................     --              --
     Common stock, $.01 par value; 5,000,000 shares
      authorized, 1,033,834 shares issued and
      outstanding (actual); [     ] shares issued and
      outstanding (as adjusted) (4)....................  $   10
     Additional paid-in capital........................     551
     Unearned compensation.............................     (25)
     Retained earnings.................................   1,361
                                                         ------          ------
      Total stockholders' equity.......................   1,897
                                                         ------          ------
        Total capitalization...........................  $7,002          $
                                                         ======          ------

--------
(1) As adjusted to reflect the receipt of the net proceeds of the Offering, the redemption of the Preferred Stock, the exercise of [212,104] warrants at [$.01] per share and the immediate recognition of unearned compensation related to certain stock options that fully vest upon the completion of this Offering.

(2) Total debt excludes the Company's current installments of long-term debt of $191,000 and current installments of capital lease obligations of $171,000. See Notes 3 and 8 to Financial Statements.

(3) The Mandatorily Redeemable Preferred Stock amount is presented net of unaccreted issuance costs and discount aggregating $667,505, and includes unpaid cumulative dividends, which are required to be paid at redemption of $425,000. Total redemption value, including dividends of $600,000 upon the closing of this Offering is expected to be $4,800,000. After redemption, the Company will continue to have [5,000,000] authorized shares of preferred stock, which may be issued with or without mandatory redemption features.

(4) As of September 30, 1998, there were stock options outstanding to purchase an aggregate of [47,200] shares of Common Stock at an exercise price of [$2.50] per share and [94,250] shares were reserved for future issuance under the Company's employee stock plan. In addition, there were warrants outstanding to purchase an aggregate of [212,104] shares of Common Stock at an exercise price of [$.01] per share. See "Management--Employee Stock Plans."

                                    DILUTION

   As of September 30, 1998, the Company had a historical and pro forma net
tangible book value of approximately $         or $      per share of Common
Stock, and $         or $      per share of Common Stock, respectively. Pro
forma net tangible book value represents total tangible assets less total liabilities, including the effect of the redemption of Mandatorily Redeemable Preferred Stock and the exercise of certain warrants, divided by the number of shares of Common Stock outstanding at that date including shares of Common Stock to be issued upon the exercise of warrants. Without taking into account any other changes in the pro forma net tangible book value after September 30, 1998, other than to give effect to the receipt by the Company of the net
proceeds from the sale of the          shares of Common Stock offered by the
Company hereby at the initial public offering price of $      per share, the
pro forma net tangible book value at September 30, 1998 would have been
approximately $           or $      per share. This represents an immediate
increase in net tangible book value of $      per share to existing
stockholders and an immediate dilution of $      per share to new investors
purchasing shares of Common Stock in this Offering.

   The following table illustrates this per share dilution:

   Initial public offering price per share.............................     $
   Net tangible book value per common share as of September 30, 1998...
   Effect of pro forma adjustments:....................................
     Redemption of Mandatorily Redeemable Preferred Stock..............
     Exercise of warrants..............................................
                                                                        ---
   Pro forma net tangible book value per share.........................
   Increase per share attributable to new investors....................
                                                                        ---
   Pro forma net tangible book value per share after the Offering......
                                                                            ---
   Dilution per share to new investors.................................     $
                                                                            ===

   The following table summarizes, on a pro forma basis, as of September 30, 1998, the differences between the number of shares of Common Stock purchased from the Company, the aggregate consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of Common Stock in this Offering:

                                           Shares         Total
                                         Purchased    Considerations  Average
                                       -------------- --------------   Price
                                       Number Percent Amount Percent Per Share
                                       ------ ------- ------ ------- ---------
   Existing stockholders(1)...........              %  $           %    $
   New investors(1)...................
                                        ---    -----   ---    -----
     Total............................         100.0%  $      100.0%
                                        ===    =====   ===    =====

--------
(1) The foregoing tables include an aggregate of [212,104] shares issuable upon exercise of warrants outstanding as of September 30, 1998 at an exercise price of [$.01] per share,all of which are expected to be exercised immediately prior to the closing of this Offering. Also includes the redemption of [425,000] shares of Preferred Stock outstanding as of September 30, 1998. Excludes (a) [47,200] shares issuable upon exercise of outstanding options at a weighted average exercise price of [$2.50] per share as of September 30, 1998, and (b) an aggregate of [94,203] shares available for future issuance under the Company's 1997 Stock Option Plan. See "Management--Employee Stock Plans" and Notes 5 and 12 to Financial Statements.

                            SELECTED FINANCIAL DATA
              (in thousands, except per share and operating data)

   The following selected financial data for the years ended December 31, 1995, 1996 and 1997 and as of December 31, 1996 and 1997 have been derived from the Company's Financial Statements included elsewhere in this Prospectus which have been audited by PricewaterhouseCoopers LLP, independent public accountants. The following selected financial data for the years ended December 31, 1993 and 1994 and as of December 31, 1993, 1994 and 1995 have been derived from the audited financial statements of the Company not included in this Prospectus. The operating data are derived from information compiled by the Company and are unaudited. The selected financial data for the nine months ended September 30, 1997 and 1998 and as of September 30, 1998 are derived from unaudited financial data of the Company included elsewhere in this Prospectus. Results of Operations for interim periods are not necessarily indicative of results to be expected for the entire year. The following information is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto included elsewhere in the Prospectus.

                                                                            Nine Months Ended
                                                                              September 30,
                                   Year Ended December 31,                     (unaudited)
                          ------------------------------------------------  ------------------
                           1993       1994       1995      1996     1997      1997      1998
                          -------    -------    -------  -------- --------  --------  --------
Gross bookings
 (unaudited)--(1).......  $36,597    $52,951    $91,994  $105,944 $153,674  $112,084  $199,115
                          =======    =======    =======  ======== ========  ========  ========
Results of Operations:
Non-published fares.....  $   -- (2) $   -- (2) $66,340  $ 58,982 $ 96,379  $ 73,714  $122,995
Commissions.............      -- (2)     -- (2)   2,738     5,614    6,470     4,674     8,053
                          -------    -------    -------  -------- --------  --------  --------
 Net revenues(1)........      -- (2)     -- (2)  69,078    64,596  102,849    78,388   131,048
Cost of sales...........      -- (2)     -- (2)  56,424    49,168   81,370    61,985   104,547
                          -------    -------    -------  -------- --------  --------  --------
Gross profit............    5,230      8,128     12,654    15,428   21,479    16,403    26,501
Selling, general and
 administrative
 expenses...............    4,530      7,947     11,921    14,352   23,091    16,561    24,093(3)
                          -------    -------    -------  -------- --------  --------  --------
Net operating income
 (loss).................      700        181        733     1,076   (1,612)     (158)    2,408
Other income
 (deductions)...........      (36)        31       (709)       37       (3)      (30)       89
                          -------    -------    -------  -------- --------  --------  --------
Earnings (loss) before
 income taxes...........      664        212         24     1,113   (1,615)     (188)    2,497
Income taxes............      247         60          7       439     (606)      (77)    1,024
                          -------    -------    -------  -------- --------  --------  --------
Net earnings (loss).....  $   417    $   152    $    17  $    674 $ (1,009) $   (111) $  1,473
                          =======    =======    =======  ======== ========  ========  ========
Basic earnings (loss)
 per share(4)...........  $ [0.40    $  0.14    $  0.02  $   0.63 $  (1.14) $  (0.22) $  1.00]
                          =======    =======    =======  ======== ========  ========  ========
Number of shares used in
 computing basic
 earnings (loss) per
 share(4)...............   [1,054      1,054      1,054     1,065    1,108     1,108     1,090
Diluted earnings (loss)
 per share(4)...........  $ [0.40    $  0.14    $  0.02  $   0.63 $  (1.14) $  (0.22) $  0.84]
                          =======    =======    =======  ======== ========  ========  ========
Number of shares used in
 computing diluted
 earnings (loss) per
 share(4)...............   [1,054      1,054      1,054     1,065    1,108     1,108     1,302

Operating Data:
Airline tickets sold:...  124,847    180,656    313,863   357,551  554,403   393,936   682,239
 Call centers...........  124,847    180,656    313,863   357,551  552,383   393,936   626,184
 Internet...............      --         --         --        --     2,020       --     56,055
Registered Internet
 users..................      --         --         --        --     5,000       --    250,218

Balance Sheet Data:
Net working capital.....  $   407    $   451    $   182  $    466 $  2,356  $  3,453  $  4,247
Total assets............    2,704      2,954      3,740     5,999   11,204    14,133    14,903
Long-term debt..........      608        653        537     1,715      948       933     1,098
Mandatorily Redeemable
 Preferred Stock(5).....      --         --         --        --     3,622     3,493     4,007
Stockholders' equity....      697        849        866     1,544      812     1,832     1,897

--------
(1) Gross bookings is a memorandum item and is not included in the Company's results of operations. It consists of the aggregate retail value of non-published fares and published fares that are sold on a commission basis. Net revenues consist of sales of non-
   published fares and commissions. Commissions (including incentive overrides) are earned primarily on published fares sold and include certain other payments based on the volume of transactions. Gross bookings are not required by GAAP and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. The Company believes that gross bookings provide a useful comparison between historical periods, and year-to-year changes in such information provide a useful measure of market acceptance of the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) Net revenues for 1993 and 1994 were not separately identified from gross bookings and are not available. In addition, cost of sales for 1993 and 1994 were previously accounted for on a gross bookings basis and are not available on a GAAP basis.

(3) In the second quarter of 1998, the Company issued stock options to employees to acquire [47,200] shares of the Company's Common Stock at [$2.50] per share. Total compensation associated with these options amounted to $26,600 of which $1,795 has been charged to operations for the nine months ended September 30, 1998. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,000, which will be charged at the closing of the Offering at which time [10,000] options vest by their terms.

(4) See Notes 1 and 5 to the Financial Statements for the calculation of earnings per share, including an explanation of the number of shares used in computing the amount of basic and diluted earnings per share. [Further adjustment for pre-offering split.]

(5) The Mandatorily Redeemable Preferred Stock is required to be redeemed upon the closing of this Offering. The redemption price upon the closing of this Offering will be approximately $4.8 million. See "Capitalization." The Preferred Stock was issued at a discount of $885,170. The Company is accreting the discount over a five-year period. At redemption, it is anticipated that the unaccreted discount will be $580,439. Upon redemption, the unaccreted discount will be charged directly to stockholders' equity, and have a dilutive effect on the calculation of earnings per share.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following discussion should be read in conjunction with the financial statements and notes thereto of the Company. In evaluating the risks of investing in this Company, prospective investors should also evaluate the other information set forth in this Prospectus, including the Risk Factors.

Overview

   The Company is principally engaged in the sale of discount tickets for domestic leisure air travel. A majority of its gross bookings have historically come from the sale of non-published fares, which the Company acquires from airlines and resells to the public at a profit. The Company purchases non-published fares only when it resells them to customers, so that it carries no inventory. On these fares, the Company sets its resale prices to meet the demands of leisure travelers who are looking for the lowest price. The Company also sells published fares for which it receives commissions from the airlines. Sales of non-published fares generally carry higher margins as a percentage of gross bookings than commissions on published fare bookings.

   The Company's revenues have been generated by ticket sales through the Company's four call centers and, to a lesser extent, through 12 walk-in retail stores. In October 1997, the Company broadened its ticket distribution by offering online booking at "www.cheaptickets.com." Internet bookings have experienced significant month-to-month growth in 1998 and accounted for approximately 9% of total gross bookings in 1998 and approximately 15% in the last quarter of 1998. At December 31, 1998, the Company had over 430,000 registered online users, with 180,000 registering in the fourth quarter of 1998. The Company expects online gross bookings and net revenue to represent an increasing portion of gross bookings and net revenues in future periods.

   The Company discloses gross bookings as a memorandum item in selected financial data. It consists of the aggregate retail value of non-published fares and published fares that are sold on a commission basis. Gross bookings are not required by GAAP and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Management uses gross bookings for various management purposes, including as a measure of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and period-to-period changes in such information provide a useful measure of market acceptance of the Company's products. Net revenues consist of sales of non-published fares and commissions. Commissions (including incentive overrides) are earned primarily on published air fares sold and include certain other payments based on the volume of transactions.

   Substantially all of the Company's gross bookings represent sales of airline tickets. For the nine months ended September 30, 1998, approximately 98% of gross bookings arose from airline ticket sales. The remaining gross bookings arose from sales of cruise tickets, auto rentals, hotel reservations and other travel related products. The Company expects gross bookings from sources other than airline ticket sales to increase in future periods.

   The Company's cost of sales consists of the net fare cost paid to carriers to acquire non-published fares. The Company's selling, general and administrative expenses include all operating and corporate overhead. Major expense categories include compensation, advertising, communications, credit card bank fees, occupancy and delivery costs. Selling, general and administrative expenses also include compensation charges related to the issuance of stock options.

Results of Operations

   The following table sets forth, for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998, information derived from the statement of operations of the

Company expressed as a percentage of net revenues, and the percentage change in such items and in gross bookings for the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998 compared with the prior period. Any trends illustrated in the following table are not necessarily indicative of future results.

                                                                   Percentage Increase
                         As a Percentage of Net Revenues      (Decrease) Over Prior Periods
                         -----------------------------------  -------------------------------
                                               Nine Months                       Nine Months
                            Year Ended            Ended         Year Ended          Ended
                           December 31,       September 30,    December 31,     September 30,
                         -------------------  --------------  ----------------  -------------
                                                              1995 to  1996 to
                         1995   1996   1997    1997    1998    1996     1997    1997 to 1998
                         -----  -----  -----  ------  ------  -------  -------  -------------
Gross bookings
 (unaudited)............   --     --     --      --      --     15.2%    45.1%           77.6%
                                                               =====   ======            ====
Results of Operations:
Non-published fares.....  96.0%  91.3%  93.7%   94.0%   93.9%  (11.1)%   63.4%           66.9%
Commissions.............   4.0    8.7    6.3     6.0     6.1   105.0     15.2            72.3
                         -----  -----  -----  ------  ------
  Net revenues.......... 100.0  100.0  100.0   100.0   100.0    (6.5)    59.2            67.2
Gross profit............  18.3   23.9   20.9    20.9    20.2    21.9     39.2            61.6
Selling, general and
 administrative
 expense................  17.2   22.2   22.5    21.1    18.4    20.4     60.9            45.5
                         -----  -----  -----  ------  ------
  Earnings (loss) from
   operations...........   1.1    1.7   (1.6)   (0.2)    1.8    46.7   (249.8)            nm*
Net earnings (loss).....   0.0    1.0   (1.0)   (0.1)    1.1     nm*   (249.7)            nm*

--------
*nm--not meaningful

Nine Months Ended September 30, 1998 and September 30, 1997

   Gross Bookings. For the nine months ended September 30, 1998, gross bookings increased $87.0 million, or 77.6%, to $199.1 million. The increase in gross bookings benefited overall from industry-wide growth in the leisure travel market and improving recognition of the Cheap Tickets brand name from marketing and advertising efforts and word of mouth. Gross bookings at call centers also benefited from better productivity by call center reservation agents and the opening of a fourth call center in Colorado Springs in May of 1998. In addition, $13.5 million, or 15.5%, of the increase in gross bookings was attributable to sales generated over the Internet through the Company's website, which was launched in October 1997.

   For the nine months ended September 30, 1998, customers made approximately 92.8% of airline ticket bookings through call centers and approximately 7.2% over the Internet. For the comparable period in 1997, no Internet bookings were recorded. For the nine months ended September 30, 1998, sales of non-published fares accounted for 61.8% of gross bookings compared with 65.8% for the prior period; conversely, gross bookings of published fares accounted for 38.2% of gross bookings, compared with 34.2% in the prior period. Sales through the Internet for the nine months ended September 30, 1998 contributed to the increase in the percentage of gross bookings of published fares because published fare sales constituted a higher percentage of Internet sales than of sales made through the Company's call centers for that period. A fare war in the third quarter of 1998 also contributed to the lower percentage of gross bookings of non-published fares.

   Net Revenues. Net revenues for the nine months ended September 30, 1998 increased $52.7 million, or 67.2%, to $131.0 million. The increase was attributable to the same factors as those for the increase in gross bookings, explained above. By category of net revenue, non-published fare sales increased $49.3 million, or 66.9%, to $123.0 million, and commissions from published fares increased $3.4 million, or 72.3%, to $8.1 million. The higher growth rate in commissions reflected the higher percentage of gross bookings of published fares for the nine months ended September 30, 1998, partially offset by a decrease in commission rates.

   The Company's net revenues through call centers (including incentive bonuses) increased $45.4 million, or 57.9%, to $123.8 million. Net revenues through the Internet were $7.2 million compared with none for the comparable period in 1997. Net revenues through the Internet represented 5.5% of net revenues for the nine months ended September 30, 1998. Internet net revenues for the first three quarters of operations grew as follows: first quarter 1998, $1.0 million; second quarter 1998, $2.3 million; third quarter 1998, $3.9 million.

   Gross Profit. Gross profit increased $10.1 million, or 61.6%, to $26.5 million, consistent with the rate of increase of gross bookings. As a percentage of net revenues, gross profit decreased from 20.9% to 20.2%. This decrease was primarily attributable to a decrease in gross margins of 0.9 percentage points on non-published fares. The decrease in non-published fare margins was primarily attributable to a contract renewal with one carrier at a less favorable rate. A decrease in gross margins on sales of published fares and a decline in the proportion of non-published fares sold, partially offset by increased volume bonuses, also contributed to the reduction in gross profit.

   Selling, General and Administrative Expenses. For the nine months ended September 30, 1998, selling, general and administrative expenses increased $7.5 million, or 45.5%, to $24.1 million, and decreased as a percentage of net revenues from 21.1% to 18.4%. The major components of these increases were compensation, credit card and bank fees, and advertising costs. The increase in advertising costs was primarily attributable to the Company's website launch in October 1997, including promotions on Yahoo, Travelocity and other websites. Internet marketing costs can be expected to increase significantly in future periods to promote Internet sales. Credit card fees increased as a result of volume and rate increases charged by the Company's charge card associations. The decrease in selling, general and administrative expenses as a percentage of net revenues was primarily attributable to the leverage from increased sales.

   In the second quarter of 1998, the Company issued stock options to employees to acquire [47,200] shares of the Company's Common Stock at [$2.50] per share. Total compensation associated with these options amounted to $26,600, of which $1,795 has been charged to operations for the nine months ended September 30, 1998. The remainder will be charged over the remaining five-year vesting period of the options, with the exception of $1,000, which will be charged at the closing of the Offering, at which time [10,000] options vest by their terms.

   Net Earnings (Loss). The Company had net earnings of $1.5 million for the nine months ended September 30, 1998, compared with the prior period's loss of $111,000. This increase was attributable to increased net revenues, with a proportionately lower increase in selling, general and administrative expenses, partially offset by lower gross profit percentages.

Years Ended December 31, 1997 and December 31, 1996

   Gross Bookings. For the year ended December 31, 1997, gross bookings increased $47.7 million, or 45.1%, to $153.7 million, primarily from continued industry-wide growth in the leisure travel industry and enhanced recognition of the Cheap Tickets brand name from marketing and advertising efforts. The increase was also associated with increases in capacity, including the expansion of existing call centers and higher reservation agent productivity.

   Net Revenues. Net revenues increased $38.3 million, or 59.2%, to $102.8 million. The increase in net revenues was attributable to the same factors as the increase in gross bookings. During 1997, the increase in net revenues reflected the growth of non-published fare sales by $37.4 million, or 63.4%, to $96.4 million. By contrast, net revenues from commissions increased only $856,000, or 15.2%, to $6.5 million. The slower growth of net revenues from commissions was attributable to slower growth in gross bookings of published fares and a decrease from 10% to 8% in commissions on published fares implemented by a number of air carriers during 1997.

   In 1997, nearly all of the Company's net revenues were generated through call centers, with the exception of approximately $176,000 from Internet sales following the launch of the Company's website in October 1997. Net revenues from non-published fare sales in 1997 represented 62.7% of gross bookings, compared with 55.7% in 1996.

   Gross Profit. Gross profit increased by $6.1 million, or 39.2%, to $21.5 million and decreased as a percentage of net revenues from 23.9% to 20.9%. The decrease of 3.0% as a percentage of net revenues was primarily attributable to decreases in gross margins of 0.6 percentage points on non-published fare sales and of 2.4 percentage points on commissions and incentive bonuses, partially offset by an increase in the proportion of gross bookings of non-published fares. The decrease in non-published fare margins was partially attributable to the termination in 1997 of certain profitable routes and the imposition of various restrictions by a major carrier on non-published fares. The decrease in gross profit from commissions was primarily attributable to industry-wide decreases in commission rates on published fares from 10% to 8% during 1997.

   Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses increased $8.7 million, or 60.9%, to $23.1 million and increased as a percentage of net revenues from 22.2% to 22.5%. These increases resulted primarily from increased employees and infrastructure to support higher levels of sales. The increase in compensation and employee benefits reflected the hiring of over 119 new employees, largely reservation agents and, to a lesser extent, support staff. Other major components of the increase were telephone expense, advertising costs, delivery expenses, and credit card and bank fees. Occupancy costs also rose, with the opening of three additional retail locations and the expansion of space in Honolulu and Los Angeles.

   Net Earnings (Loss). The Company incurred a net loss in 1997 of $1.0 million, compared with net earnings of $674,000 in 1996. The decrease in net earnings was primarily attributable to the decrease in gross profit as a percentage of net revenues.

Years Ended December 31, 1996 and December 31, 1995

   Gross Bookings. For the year ended December 31, 1996, gross bookings increased $14.0 million, or 15.2%, to $105.9 million. This reflected an increase in gross bookings of published fares, partially offset by a decrease in gross bookings of non-published fares. The increase in gross bookings was attributable to successful marketing and an increase in call center capacity, including the opening of a third call center in the first quarter of 1996.

   Net Revenues. Net revenues decreased $4.5 million, or 6.5%, to $64.6 million. The decrease corresponded to a reduction in sales of non-published fares of $7.4 million, or 11.1%, to $59.0 million. Net revenues from commissions increased by $2.9 million, or 105.0%, to $5.6 million. The reduction in non-published fare sales was primarily attributable to the termination of a contract provision with one carrier that had required the Company to sell non-published fares through certain travel agents at low margins, resulting in $10.5 million in net revenues from such sales in 1995, compared with $617,000 in 1996. The reduction in non-published fare sales was partially offset by increased sales of published fares and the commissions resulting therefrom.

   Gross Profit. Gross profit increased $2.8 million, or 21.9%, to $15.4 million and increased as a percentage of net revenues from 18.3% to 23.9%. This increase was primarily attributable to an increase in gross margins of 0.8 percentage points on non-published fares. This increase was primarily attributable to the procurement of a favorable contract with a major carrier and termination of a net fare contract with less favorable pricing. In addition, the margin on non-published fares increased after the first quarter of 1996 when the Company ceased selling certain low margin non-published fares to specified travel agents. An increase in gross margins on published fares and increased volume bonuses also contributed to the increase in gross profits as a percentage of net revenues, partially offset by a reduction in non-published fare sales.

   Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses increased $2.4 million, or 20.4%, to $14.4 million and increased as a percentage of net revenues from 17.2% to 22.2%. The largest component of the increase was compensation expense, which was primarily attributable to the opening of the Lakeport call center in January 1996.

   Net Earnings (Loss). Net earnings increased from $17,000 to $674,000. Higher margins on both non-published and published fare sales contributed to the increase. In addition, there was non-recurring income of $37,000 in 1996, compared with non-recurring expense in 1995 of $709,000.

Seasonality and Quarterly Financial Information.

   The Company's business is seasonal due primarily to customers' leisure travel patterns and changes in the availability of non-published fares. As a result, the Company typically has higher sales and gross profit in the second and third quarters and lower sales and gross profit in the fourth quarter. During periods of high-volume air travel, such as occur in the fourth quarter of each year, the Company historically has had access to fewer non-published fares, and such fares on certain major routes may be blacked out or otherwise unavailable. Online gross bookings may also tend to be seasonal and may decline or grow less rapidly in the summer months. The seasonal sales cycle is fairly predictable, but the cycle may shift year-to-year, corresponding to changes in the economy or other factors affecting the market such as price wars. This could lead to unusual volatility in revenues and earnings. See "Risk Factors-- Unpredictability of Future Revenues; Fluctuations in Quarterly Results."

   The following table sets forth selected unaudited quarterly financial information for each of the eight quarters in the period ended September 30, 1998, as well as such data expressed as a percentage of the Company's net revenues for the periods presented. This information has been derived from unaudited statements of operations data that, in the opinion of management, are stated on a basis consistent with the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information in accordance with GAAP. The Company's results of operations for any quarter are not necessarily indicative of the results to be expected in any future period.

                                                  Quarter Ended
                                                   (unaudited)
                         ---------------------------------------------------------------------
                          1996                 1997                            1998
                         -------  ----------------------------------  ------------------------
                                                     Sept.                              Sept.
                         Dec. 31  Mar. 31  June 30    30     Dec. 31  Mar. 31  June 30   30
                         -------  -------  -------  -------  -------  -------  ------- -------
Gross bookings ......... $25,394  $28,361  $40,764  $42,959  $41,590  $52,754  $70,431 $75,930
                         =======  =======  =======  =======  =======  =======  ======= =======
Results of operations
Non-published fares..... $11,987  $17,798  $27,126  $28,789  $22,666  $30,449  $45,722 $46,823
Commissions.............   1,495    1,381    1,691    1,602    1,796    1,949    2,491   3,614
                         -------  -------  -------  -------  -------  -------  ------- -------
  Net revenues..........  13,482   19,179   28,817   30,391   24,462   32,398   48,213  50,437
Cost of sales...........   9,803   15,104   22,782   24,097   19,386   25,959   39,016  39,572
                         -------  -------  -------  -------  -------  -------  ------- -------
Gross profit............   3,679    4,075    6,035    6,294    5,076    6,439    9,197  10,865
Selling, general and
 administrative
 expenses...............   3,522    4,389    5,735    6,439    6,530    6,430    8,128   9,535
                         -------  -------  -------  -------  -------  -------  ------- -------
Net operating income....     157     (314)     300     (145)  (1,454)       9    1,069   1,330
Other income
 (deductions)...........     (17)       9      (47)       9       27       35       22      32
                         -------  -------  -------  -------  -------  -------  ------- -------
Earnings (loss) before
 income taxes...........     140     (305)     253     (136)  (1,427)      44    1,091   1,362
Income taxes............      40     (125)     104      (56)    (529)      18      447     559
                         -------  -------  -------  -------  -------  -------  ------- -------
Net earnings (loss)..... $   100  $  (180) $   149  $   (80) $  (898) $    26  $   644 $   803
                         =======  =======  =======  =======  =======  =======  ======= =======
Basic earnings (loss)
 per share.............. $ [0.09  $ (0.16) $  0.13  $ (0.19) $ (0.92) $ (0.09) $  0.48 $  0.61]
Diluted earnings (loss)
 per share..............   [0.09    (0.16)    0.13    (0.19)   (0.92)   (0.08)    0.40    0.52]

                                          As a Percentage of Net Revenues
                                                   Quarter Ended
                                                    (unaudited)
                         --------------------------------------------------------------------
                          1996                 1997                            1998
                         ------- ----------------------------------  ------------------------
                         Dec. 31 Mar. 31  June 30 Sept. 30  Dec. 31  Mar. 31 June 30 Sept. 30
                         ------- -------  ------- --------  -------  ------- ------- --------
Non-published fares.....   88.9%   92.8%    94.1%   94.7%     92.7%    94.0%   94.8%   92.8%
Commissions.............   11.1     7.2      5.9     5.3       7.3      6.0     5.2     7.2
                          -----   -----    -----   -----     -----    -----   -----   -----
  Net revenues..........  100.0   100.0    100.0   100.0     100.0    100.0   100.0   100.0
Cost of sales...........   72.7    78.8     79.1    79.2      79.3     80.1    80.9    78.5
                          -----   -----    -----   -----     -----    -----   -----   -----
Gross profit............   27.3    21.2     20.9    20.8      20.7     19.9    19.1    21.5
Selling, general and
 administrative
 expenses...............   26.1    22.9     19.9    21.3      26.6     19.9    16.9    18.9
                          -----   -----    -----   -----     -----    -----   -----   -----
Net operating income....    1.2    (1.7)     1.0    (0.5)     (5.9)     0.0     2.2     2.6
Other income
 (deductions)...........   (0.2)    0.1     (0.1)    0.1       0.1      0.1     0.1     0.1
                          -----   -----    -----   -----     -----    -----   -----   -----
Earnings (loss) before
 income taxes...........    1.0    (1.6)     0.9    (0.4)     (5.8)     0.1     2.3     2.7
Income taxes............    0.3    (0.7)     0.4    (0.1)     (2.1)     0.0     1.0     1.1
                          -----   -----    -----   -----     -----    -----   -----   -----
Net earnings (loss).....    0.7%   (0.9)%    0.5%   (0.3)%    (3.7)%    0.1%    1.3%    1.6%
                          =====   =====    =====   =====     =====    =====   =====   =====

Liquidity and Capital Resources

   For the nine months ended September 30, 1998, the Company generated cash from operating activities of $3.2 million, compared with $3.8 million for the nine months ended September 30, 1997. For the nine months ended September 30, 1998, cash generated from operating activities was comprised principally of net earnings plus depreciation of $1.9 million and net changes in working capital and other accounts. For the nine months ended September 30, 1997, cash generated from operating activities was comprised principally of an increase in accounts payable of $4.0 million adjusted by changes in other accounts. For that period, there was a net loss of $111,000, offset by depreciation of $251,000.

   For the year ended December 31, 1997, the Company generated $1.5 million in cash from operating activities. The Company generated this cash primarily from an increase in accounts payable of $2.5 million, partially offset by a net loss of $1.0 million. The primary account payable is the weekly settlement to the Airline Reporting Corporation ("ARC") for airline tickets purchased less commissions earned. This is generally a significant balance, and the timing of the current ARC payment relative to month-end can cause fluctuations in month-end balances. For 1996, the Company generated cash from operating activities of $411,000. This cash was generated primarily from net earnings plus depreciation of $878,000, partially offset by changes in operating accounts. For 1995, the Company generated cash from operating activities of $651,000. Cash was generated primarily from changes in working capital accounts. Net earnings plus depreciation were $128,000.

   For the nine months ended September 30, 1998, the Company generated cash from investing activities of $159,000, while in the prior period it used cash in investing activities of $135,000. Capital expenditures for the nine months ended September 30, 1998 and 1997 were $342,000 and $135,000, respectively. During the first nine months of 1998, the Company received $501,000 in proceeds from the sale of a condominium office formerly used as a company office. In 1997, the Company made $496,000 in capital expenditures and raised $3.9 million net of issuance expenses from a private placement of preferred stock. In 1996, the Company made $1.3 million in capital expenditures, primarily consisting of the furnishing and equipping of a new call center in Lakeport, California and the acquisition of additional equipment. In 1995, the Company made $367,000 in capital expenditures.

   At September 30, 1998, the Company maintained on hand cash and cash equivalents of $9.2 million, and the Company's net working capital was $4.2 million. The Company has available a $3.0 million credit facility with a bank expiring on December 5, 1999. This facility accrues interest at either (1) the bank's base rate or

(2) LIBOR plus an applicable margin, at the Company's option. There were no drawdowns against this facility at September 30, 1998. The Company had outstanding long-term debt net of current installments of $637,000 and capital lease obligations of $460,000. Long-term debt included $548,000 for a mortgage on the Lakeport, California call center.

   The Company believes that the net proceeds from this Offering, together with its current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet its anticipated cash needs for the required redemption of Preferred Stock, working capital, debt service and capital expenditures, at least for the foreseeable future. The Company has budgeted approximately $9 million for capital expenditures in 1999 from proceeds of this Offering, nearly all of which is intended to be used for technological improvements and upgrades. The Company currently is seeking an increase in its bank lines, which are currently undrawn. If cash generated from internal operations is not sufficient to satisfy the Company's liquidity requirements, the Company may seek to increase available bank lines or sell additional equity or debt securities. The sale of convertible debt or equity securities could result in additional dilution to the Company's shareholders. There is no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all.

Recently Issued Accounting Standards

   In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 131 requires disclosures regarding segments of an enterprise and related information that reflects the different types of business activities in which the enterprise engages and the different economic environments in which it operates. The adoption of SFAS No. 130 in 1998 did not have an effect on the Company's financial statements since the Company does not have elements of comprehensive income other than net earnings. The effect of implementing SFAS No. 131, which is applicable to public companies, has not been determined since the Company is privately owned.

   In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardized the disclosure requirements for pension and other postretirement benefits. The Company plans to implement SFAS No. 132 (which does not change existing measurement or recognition standards for the Company's defined contribution plan) in its financial statements for the year ending December 31, 1998. The adoption of this standard is not expected to have a material effect on the Company's financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Currently, the Company does not hold derivative instruments or engage in hedging activities. The adoption of this standard is not expected to have a material effect on the Company's financial statements.

   In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In April 1998, the AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." These standards are effective for the Company's year ending December 31, 1999. The Company has not determined the impact of the implementation of these pronouncements.

Year 2000 Compliance.

   The Company is taking steps to address potential Year 2000 problems. The Company has formed a project team from its systems and technology, finance, telecom and operations departments. The project team is responsible for implementing the following four-phase process: (1) identifying the computer systems and products affected; (2) contacting vendors and suppliers; (3) determining the Year 2000 compliance status of each system and product; and (4) implementing any necessary changes. Although the Company does not currently expect the impact of the Year 2000 issue will be material to systems still under evaluation, the Company could discover (or fail to discover) Year 2000 issues in the course of its evaluation process that would have a material and adverse effect on the Company's business, results of operations or financial condition if not properly addressed.

   The Company has completed phases one and two and is currently in the process of completing phase three. In addition, the Company has already completed all four phases for several of its systems. Management anticipates that it will complete phase four for all of the Company's significant computer systems by the end of the second quarter of 1999. If the systems material to the Company's operations have not been made Year 2000 compliant upon completion of phases three and four, the Year 2000 issue could have a material and adverse effect on the Company's business, results of operations and financial condition.

   The Company currently has three types of computer systems or programs which may be affected. They include: (1) reservations database systems, (2) PC/LAN systems and (3) non-informational technology systems. The reservations database systems involve the computer programs and products responsible for airline, cruise, car and hotel reservations and other transactional systems. PC/LAN systems include the Company's personal computer network systems. Non-informational technology systems include systems or hardware containing embedded technology such as micro controllers.

   The main supplier of the Company's reservation database systems is SABRE. Currently, over 90% of the Company's computing transactions are processed through the SABRE systems. This includes transactions involving airline reservations, booking, ticketing, car and hotel rentals, cruises and accounting. SABRE has advised the Company that it has a Year 2000 implementation plan in place. Further, SABRE has advised the Company that it has already resolved Year 2000 issues for its main computer system--the airlines reservations system. The Company intends to implement all changes required by SABRE for the Company to be Year 2000 compliant by the end of the second quarter of 1999. There can be no assurances that SABRE will be Year 2000 compliant and that the impact of SABRE's non-compliance, if any, would not be material.

   The Company is currently in the process of replacing all of its PC/LAN computing systems with a completion date scheduled for the second quarter of 1999. All the new PC/LAN systems being installed, including hardware, software, applications and operating systems, have been represented by their vendors to be Year 2000 compliant. The Company believes that any systems that it has not yet replaced do not present any Year 2000 concerns because, to the Company's knowledge, these systems already are Year 2000 compliant or will have Year 2000 upgrades available beginning in the first quarter of 1999. In addition, the Company is currently requiring that any new systems it purchases meet Year 2000 compliance requirements. There can be no assurances that such PC/LAN computing systems will be Year 2000 compliant and that the impact of such non-compliance, if any, would not be material.

   The Company has not yet evaluated its non-informational technology systems. However, the Company is working with facilities management in each of its operational centers to seek to achieve Year 2000 compliance for these systems before the end of the second quarter of 1999. In addition, the Company has not yet developed a contingency plan in the event that any of its critical computer systems are not Year 2000 compliant by January 1, 2000.

   Based on the steps being taken and progress to date, management estimates that the expenses for ensuring Year 2000 compliance of its computer products and systems will not have a material adverse effect on operations or earnings, and can be financed out of cash flow from operations. Despite such plans and the Company's assessment of current hardware and software, the assessment of the Company's current state of compliance may not be fully accurate, and the Company's plans for achieving full compliance with Year 2000 issues may not in fact be fully successful. The Company is also in the process of attempting to verify that all of the products supplied by third-party vendors have either resolved the Year 2000 issue or have a published plan to do so. In certain cases, such as with SABRE, the Company has relied in good faith on representations and warranties regarding Year 2000 compliance provided to it by third-party vendors of hardware and software, and on consultants. Such representations and warranties may not be accurate in all material respects and the advice or assessments of consultants may not be reliable. If third parties are not able to make their systems Year 2000 compliant in a timely manner, it could have a material and adverse effect on the Company's business, results of operations and financial condition.

   Finally, Year 2000 issues may impact other entities with which the Company does business, including, for example, those responsible for maintaining telephone and Internet communications. Accordingly, the Company cannot predict the effect of the Year 2000 problem on such entities. If these other entities fail to take preventive/or corrective actions in a timely manner, the Year 2000 issue could have a material and adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Year 2000 Compliance."

                                    BUSINESS

   The Company is a leading retail seller of discount tickets for domestic leisure air travel. In 1998, the Company sold approximately 963,000 airline tickets through call centers, retail stores and its Internet site at "www.cheaptickets.com." The Company is the leading seller of non-published fares for regularly scheduled domestic routes. Non-published fares are tickets that the Company buys from the airlines and resells to consumers at significant discounts off published fares. Sales of non-published fares accounted for approximately 59% of the Company's airline gross bookings in 1998. The Company has rights to buy these fares under contracts from over 25 airline carriers, including America West, American, Continental, TWA and US Airways. It purchases these fares only when it resells them to customers, so that it does not carry inventory. The Company also offers a full complement of regularly published fares, affording customers a breadth of choice in leisure travel tickets at attractive prices which management believes is unmatched in the industry. The Company also sells cruise tickets, auto rentals and hotel reservations.

   The Company began selling tickets over the Internet in October 1997. In 1998, the Company sold 97,000 tickets through its website, generating $25 million in gross bookings. Internet sales represented approximately 9% of our gross bookings in 1998 and 15% in the fourth quarter of 1998, reflecting the rapid increase in Internet sales as a percentage of gross bookings. At December 31, 1998, the Company had over 430,000 registered online users, with 180,000 registering in the fourth quarter of 1998.

   Since 1986, the Company has provided an efficient distribution channel for airlines to sell excess capacity without eroding their published fare structures. According to the Air Transport Association ("ATA"), domestic airlines had average excess system capacity of 32.5% from 1995 to 1997, and excess capacity is estimated to be 29.4% in 1998. The Company seeks to match excess capacity with consumer demand for the lowest price available. Currently, the Company offers approximately 375,000 non-published fares at any given time, covering most major domestic and international routes. The Company sets prices on these fares lower than those available on published fares to meet the demands of leisure travelers. These fares contain restrictions typically making them unattractive for full fare passengers, who seek the convenience of tickets that can be exchanged or canceled and do not have advance purchase or minimum stay requirements. Management believes its track record of selling excess capacity without compromising the airlines' fare structures provides a strong incentive for the airlines to continue to use the Company as the premier outlet for the sale of domestic non-published fares.

   The Company also offers to customers a full menu of regularly published fares in addition to non-published fares. In 1994, the Company became the first non-airline to file its non-published fares through the Airline Tariff Publishing Corporation. This allows the Company to integrate its non-published fares with published fares in a special area of the SABRE reservations system to which only the Company has access. This system automatically sorts through millions of fares, including our non-published fares, to identify the lowest fares available for the desired itinerary. These fares are then posted in ascending price order for use by the Company's reservation agents and Internet customers.

Industry Background.

   Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995, according to the Travel Weekly 1998 U.S. Travel Agency Survey. According to the same source, the leisure travel component of this market is also growing rapidly, as leisure travel accounted for $64.5 billion, or 51%, of total travel in 1997. Leisure travel bookings increased 30% from 1995 to 1997, the largest increase in recent years. Management believes that the growth in leisure travel has been driven by a number of factors, including an increase in disposable income levels in the United States, the aging of the population and the availability of affordable airfares. Airline travel (including business and leisure travel) continues to be the largest segment of the travel industry, with $70.5 billion, or 56%, of total travel booked through travel agencies in 1997.

Airline Ticket Sales.

   Published Fares. Historically, airlines have sold tickets directly or through travel agencies on a commission basis. The traditional travel agency channel of distribution is highly fragmented, with few nationally recognized brands. According to The American Society of Travel Agents, over 23,000 travel agencies operate in more than 33,000 locations in the United States, and the average travel agency generates approximately $3.8 million in annual gross bookings per location.

   Travel agents are compensated primarily through commissions paid by airlines on tickets sold. Some travel agencies also charge service fees to their customers. Travel agents generally receive commissions of 8% of total ticket price, although these commissions are frequently capped at $25 for a domestic U.S. one-way ticket and $50 for a domestic round trip ticket. Airlines also generally pay approximately 5% in commissions for online sales. In addition, travel agencies can earn performance-based incentive compensation ("override commissions").

   Commissions are determined in the sole discretion of the airlines and are subject to frequent change. In recent years, airlines have reduced rates and capped per-ticket commissions generally payable to travel agencies. In addition, they have further reduced rates and capped commissions for online reservations. The downward pressure on commission rates may cause traditional travel agencies to charge service fees to their customers, shift their focus to higher margin, non-air travel services or reduce the level of customer service.

   Travel agencies typically book reservations through electronic global distribution services such as the SABRE system and Galileo International Partnership's Apollo system. Global distribution services provide real-time access for agents to extensive data on fares, availability, schedules and other travel information. This data is constantly changing, with as many as one million airfare changes made daily. Customers have historically had to rely on travel agents to access and interpret this rapidly changing information. See "Risk Factors--Reliance on Travel Suppliers; No Long-Term Contracts" and "-- Products and Services."

   Non-Published Fares. According to the ATA, airline excess capacity in the United States was 32.5% from 1995 to 1997, and excess capacity is estimated to be 29.4% in 1998. The airlines can predict excess capacity up to a year in advance for specific routes and times. Airlines are motivated to sell excess capacity at prices substantially lower than published tariffs because the marginal cost of filling excess seats is minimal. However, to succeed in this strategy, the airlines need assurance that sales of excess capacity at lower prices do not erode published fare structures. The ability to sell such seats without eroding published fare structures is a source of incremental profits for airlines. Management believes that it would be difficult for airlines to market their excess capacity directly to the public at discount prices because their discount fares would compete with their own regular published fares, and they would also risk drawing immediate price competition from other airlines. In fact, airlines generally have not sold excess capacity directly to the public, except in extremely limited situations, usually involving last-minute special offers and the use of frequent flier awards. Management believes that leisure travelers are particularly suited to the products offered by the Company, as they are highly price sensitive and willing to be flexible on carriers, routes and times of travel.

   Airlines generally have sold excess capacity indirectly through intermediaries in a manner designed not to erode their published fare structures while at the same time maximizing incremental excess revenues. They have accomplished this by selling excess capacity to independent third parties under net fare contracts. The tickets are then resold by these third parties to the public at prices set by them, generally at a substantial discount below regularly published fares. The prices of these tickets are not published (unless published directly by the reseller in the media or otherwise), and the fares are not available from the airlines directly. Hence, they are referred to as "non-published fares." The profit margins on non-published fare sales generally exceed the commissions payable for sales of tickets on an agented basis.

   Non-published fares are restricted to specific routes and times, cannot be canceled or refunded, and generally contain other restrictions which, while making them unattractive for full-fare travelers, are acceptable to price sensitive leisure travelers with flexible itineraries.

   For international routes, management believes that the market for the sale of non-published fares is highly competitive, with numerous participants offering deeply discounted fares. For domestic routes, there are few sellers, and they generally have contracts with a small number of carriers for a limited number of routes. Among these, the Company is the leading seller of non-published fares for regularly scheduled domestic routes and has contracts with carriers covering most major domestic and international routes. See "Risk Factors--Dependence on the Travel Industry."

The Growth of Internet Commerce, Products and Services.

   The enormous growth and acceptance of the Internet as a medium of communication and commerce presents significant opportunities for the Company. According to Dataquest, more than 43 million households in America currently have Internet access and that number is projected to grow to nearly 95 million households by 2001. The factors driving this growth include the increasing number and decreasing cost of personal computers in homes and offices, technological innovations providing easier, faster and cheaper access to the Internet, the proliferation of content and services being provided on the Internet and the increasing use of the Internet by business and consumers as a medium for conducting business.

   The Internet possesses a number of unique and commercially powerful characteristics that differentiate it from traditional media: users communicate or access information without geographic limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously. The Internet has created a dynamic and particularly attractive medium for commerce, empowering customers to gather more comparative purchasing data than is feasible with traditional commerce systems, to shop in a more convenient manner and to interact with sellers in many new ways. Forrester Research estimates that online retail revenues will increase from approximately $4.8 billion in 1998 to approximately $17.4 billion by 2001. See "Risk Factors--Dependence on Continued Growth of Online Commerce and Internet Infrastructure."

Online Travel Market.

   As a result of pressures on traditional travel distribution channels and the emergence of new "e-commerce" opportunities, the online travel industry has grown rapidly. The Internet provides a convenient and efficient medium for sales of airline tickets by affording customers direct access to up-to-the-minute travel information, including changing fares and routes, the ability to engage in competitive shopping, and the capacity to purchase tickets. According to Forrester Research, the online travel market is the second largest by dollar volume and fastest growing area of Internet commerce. Online airline travel bookings were $1.6 billion in 1998 and are expected to grow at a compounded annual growth rate of 46%, reaching $10.6 billion in 2003.

   In the online travel services market, the Company competes for published fares with other entities that contain similar commercial websites, such as Expedia (operated by Microsoft Corporation), Travelocity (operated by SABRE Group Holdings Inc., a majority-owned subsidiary of American Airlines), Preview Travel, Inc., and Priceline.com, Inc. Many airlines also have established commercial websites for their published fares. With limited exceptions (for example, Priceline.com, Inc.), to management's knowledge, non-published fares for regularly scheduled domestic routes are not currently offered by online travel companies. See "Risk Factors--Competition" and "--Competition."

Cheap Tickets Business Strategy.

   The Company's objective is to provide travel products to leisure travelers at discount prices and to enhance its position as a leading provider of non-published and published fares for domestic leisure travel. The Company also seeks to benefit travel providers by selling airlines' otherwise unused excess capacity at high incremental margins without diluting their published fare structure. The principal elements of the Company's business strategy are:

   Broad Selection of Discounted Fares for Customers. The Company offers a broad selection of non-published and published fares for regularly scheduled domestic routes at discounted prices, which management believes is unmatched in the industry. The Company has access to domestic and international non-published fares for regularly scheduled flights through contracts with over 25 carriers, including America West, American, Continental, TWA and US Airways. Customers may book these fares up to a year in advance. Currently, the Company offers approximately 375,000 non-published fares at any given time for most major domestic and international routes at discounts attractive for the leisure traveler. In addition, through the SABRE reservations system, the Company offers approximately 45 million published airfares, including those of all major domestic and international commercial airlines. The Company's non-published fares are integrated with these published fares on a special area of SABRE, to which only the Company has access, permitting the Company's reservation agents and its Internet customers to choose the least expensive itinerary.

   Established Direct Sale Business to Consumers. The Company has been selling airline tickets directly to the public since its inception in 1986 and has an established infrastructure to execute its direct sales strategy. It sells its tickets through call centers, retail stores and the Internet. The Company operates four call centers staffed by approximately 450 employees in Colorado Springs, Honolulu, Los Angeles and Lakeport, California, 12 retail stores and a customer service center in Honolulu. The call centers provide toll-free telephone support and reservation services seven days a week at "1-800-OK-CHEAP." Online customers can access the Company's easy-to-use website at "www.cheaptickets.com" at their convenience. Through its call centers, the Company assists online customers to ensure that they have the full benefit of its services. Tickets are shipped on a next-day basis, and the Company is planning to offer "E-tickets" by mid-1999.

   Established History of Yield Management for Airline Carriers. The Company has consistently provided an efficient distribution channel to assist carriers in selling excess capacity without eroding fare structures. The Company provides airlines with a yield management solution, enabling them to increase profits through incremental revenues accompanied by low marginal costs and, in some cases, to gain market share at the expense of competitors. The Company targets leisure travelers who are willing to travel on certain routes to fill flights which normally have a low load factor. Restrictions placed on non-published fares allow the Company to sell non-published fares aggressively to the public while leaving the airlines and travel and online agencies to service full fare customers who demand the convenience of tickets that can be exchanged or canceled and do not have advance purchase or minimum stay requirements.

   Demonstrated Ability to Match Excess Capacity to Consumer Demand. The Company has proven to airlines that it can efficiently match airlines' excess capacity to consumer demand for leisure travel by selling increasing volumes of non-published fares. From 1996 through 1998, the Company sold non-published fares of $60.0 million, $96.4 million, and $[153.1] million, respectively. Management believes that the Company's track record of selling excess capacity without compromising the airlines' fare structures provide a strong incentive for the airlines to continue to use the Company as the premier outlet for sale of domestic non-published fares.

Cheap Tickets Growth Strategy.

   The Company seeks to become the leading provider of discount travel products and services to leisure travelers. The Company's growth strategy is to grow its customer base aggressively, expand strategic alliances, improve call center productivity, broaden its leisure travel offerings and consider possible selective acquisitions. The key elements of the Company's growth strategy are as follows:

   Rapidly Expand wInternet Bookings. The Company intends to capitalize on its position as the market leader in selling non-published fares to rapidly expand its Internet ticket sales. Management plans to accomplish this through increased marketing to heighten awareness of the Company's product offerings and the Cheap Tickets brand. The Company plans to broaden its online visibility and customer base through relationships with additional Internet content, commerce and service providers. Online access for the Company's products began in October 1997. By year-end 1998, 430,000 users had registered at the Company's website, 180,000 of them in the fourth quarter of 1998. Internet gross bookings grew rapidly during 1998, from $2.2 million in the first quarter to $10.6 million in the fourth quarter. Approximately 15% of the Company's gross bookings were made over the Internet in the fourth quarter. In 1998, the Company had approximately $25 million in gross bookings from 97,000 Internet ticket sales. Management believes that the Company's gross bookings from the Internet will continue to grow rapidly.

   Aggressively Build Brand Recognition Nationally and Internationally. The Company has promoted itself almost exclusively through print media, primarily in Los Angeles, New York, San Francisco and Honolulu. In addition, a recent customer survey commissioned by the Company determined that 54% of customers learned of Cheap Tickets by word of mouth. This has translated into relatively low customer acquisition costs. The same survey reported that approximately 60% of the Company's customers surveyed are from California, New York/New Jersey and Hawaii. With the Company having established strong brand recognition regionally, management believes that the demand for discounted air travel presents opportunities for it to expand nationally. Among other initiatives, the Company plans to broaden its news media advertising to other cities, including Chicago, Atlanta, Denver and St. Louis. In addition, the Company also intends to explore avenues for international expansion. The Company's strategy is to promote, advertise and broaden its brand recognition through a variety of marketing techniques.

   Enhance and Expand Strategic Relationships. The Company currently has contractual relationships with more than 25 airlines, including America West, American, Continental, TWA and US Airways. These relationships give the Company access to non-published fares, which has helped the Company to become the leading seller of non-published domestic fares to consumers. The Company intends to continue to build these relationships through increased sales of excess capacity and seeks new relationships with other airlines, travel suppliers, Internet portals and travel-related website companies. Through these existing and new strategic relationships, the Company seeks to broaden access to non-published fares and to reach additional customers. In addition, the Company intends to build on its relationship with SABRE to enable it to continue to provide ease of access to what management believes to be the broadest available menu of discounted fares for regularly scheduled domestic routes.

   Expand Call Center Capacity through Improved Productivity. The Company intends to continue to invest substantial resources in developing technological enhancements to its call centers. These will include a more automated front-end application for its reservation agents that will reduce errors and increase productivity; an intelligent call routing ("ICR") system to link the Company's four call centers and to direct calls to specific agents best able to service particular customer needs and prioritize calls to reduce hold times; and an interactive voice response ("IVR") system to reduce the need for agents to answer general questions, thereby increasing the number of calls the Company can service and the sales productivity of reservation agents. Management believes that such enhancements will increase sales and substantially improve operating efficiency.

   Broaden Existing Products and Services. The Company currently realizes 98% of its gross bookings through airline ticket sales. However, it recently began selling cruise tickets, auto rentals and hotel reservations. The Company intends to capitalize on its market leadership in non-published fares, brand recognition, Internet site, service infrastructure and customer base to promote these additional travel products. The Company's product expansion strategy will be to focus on complementary products that require minimal incremental resources to sell and distribute.

   Make Selective Acquisitions. The Company will consider the acquisition of companies which will add to its customer base, product lines, strategic relationships or distribution. The Company currently has no agreements or understandings with respect to any such acquisitions. See "Risk Factors--Risks Associated with Potential Acquisitions."

Products and Services.

   Leisure Airline Tickets. The Company has the right to acquire non-published fares pursuant to contracts from carriers. The Company then resells these tickets at profit margins which exceed the typical commissions payable for the sale of tickets on an agented basis. The prices the Company offers to customers are generally at a substantial discount to published fares. The Company purchases these fares only when it resells them to customers, so that it does not carry inventory. The Company's non-published fares are not available to consumers directly from the airlines and are not published (except as advertised by the Company). They represent excess capacity for which the Company serves as the leading seller of regularly scheduled domestic routes. The Company currently has contracts to acquire non-published fares from more than 25 carriers for domestic and international routes, including America West, American, Continental, TWA and US Airways. Availability of non-published fares varies from route to route based on availability from the airline carriers. The Company currently offers approximately 375,000 non-published fares at any given time, covering most major domestic and international routes. The Company sells these tickets with limitations and restrictions that make them unattractive for full fare travelers, who seek the convenience of tickets that can be exchanged or canceled and do not have advance purchase or minimum stay requirements. See "Risk Factors--Reliance on Travel Suppliers; No Long-Term Contracts."

   In 1998, approximately 59% of the Company's airline gross bookings were from non-published fares. For customers who are unable to find a non-published fare for a particular itinerary, the Company also offers a full menu of regularly published fares. In 1994, the Company became the first non-airline to file its non-published fares through the Airline Tariff Publishing Corporation. This allows the Company to integrate its non-published fares with published fares in a special area of the SABRE reservations system to which only the Company has access. This system automatically sorts through millions of fares, including Cheap Ticket's own non-published fares, to identify the lowest fares available for the desired itinerary. These fares are then posted in ascending price order for use by the Company's reservation agents and Internet customers.

   For published fares, the Company receives commissions on gross bookings. Airlines generally pay commissions of 8% of total ticket price, although these commissions are frequently capped at $25 for a domestic U.S. one-way ticket and $50 for a domestic round trip ticket. Airlines also generally pay approximately 5% in commissions for online sales. The Company receives commissions at least as favorable as those received by travel agents, and with many carriers the Company has negotiated more favorable commission rates. In addition, the Company frequently benefits from performance-based override commissions.

   The following table demonstrates the breadth and availability of the Company's product and the cost advantages of its non-published fares. It compares the lowest roundtrip restricted fares for all domestic routes listed by The New York Times and The Wall Street Journal in their fare tables for the dates shown. The Company's fares were lower than or comparable to the lowest available prices reported by the above publications in all the routes, with an average discount of approximately $65.50 or 20.1%.


                                                                    Cheap
                                                          Lowest   Tickets  Cost Savings
                           Availability                  Published Lowest  ---------------
       Travel Segment        Date(1)         Source       Fare(2)  Fare(3) Dollars Percent
------------------------------------------------------------------------------------------
  New York--Burlington,
   Vt.....................   12/28/98       NY Times       $150     $148    $  2     1.3%
  New York--Chicago.......   12/28/98       NY Times        221      185      36    16.3
  New York--Ft. Myers,
   Fla....................   12/28/98       NY Times        190      178      12     6.3
  New York--San Diego.....   12/28/98       NY Times        275      197      78    28.4
  New York--Tucson........   12/28/98       NY Times        398      228     170    42.7
  Boston--Washington......   12/28/98       NY Times        114      114      --      --
  Denver--Las Vegas.......   12/28/98       NY Times        178      174       4     2.2
  Houston--Orlando........   12/28/98       NY Times        198      191       7     3.5
  Los Angeles--Portland,
   Ore....................   12/28/98       NY Times        198      169      29    14.6
  San Francisco--Austin,
   Tx.....................   12/28/98       NY Times        324      173     151    46.6
  New York--Los Angeles...   01/05/99   Wall St. Journal    286      218      68    23.8
  Boston--San Francisco...   01/05/99   Wall St. Journal    315      268      47    14.9
  Los Angeles--Dallas.....   01/05/99   Wall St. Journal    293      199      94    32.1
  San Diego--Denver.......   01/05/99   Wall St. Journal    477      211     266    55.8
  Boston--San Francisco...   01/05/99   Wall St. Journal    315      268      47    14.9
  Atlanta--Boston.........   01/05/99   Wall St. Journal    298      140     158    53.0
  Orlando--Detroit........   01/05/99   Wall St. Journal    168      168      --      --
  New York--Miami.........   01/05/99   Wall St. Journal    176      166      10     5.7

--------
(1) Represents the date on which the fares listed were available for sale.

(2) Represents the lowest roundtrip restricted fare available for the travel segment and on the date indicated, as reported in the January 3, 1999 edition of The New York Times and the January 8, 1999 edition of The Wall Street Journal, as applicable. The Wall Street Journal fares were stated to be the lowest available, but not all small carriers were included. Advance purchase, midweek departure, length of stay and other restrictions may apply.

(3) The prices shown were those available on the Company's reservation database system for the dates and routes indicated.

   Other Travel Products and Services. The Company has contractual relationships to sell cruises on Carnival Cruises and Princess Cruises. In 1998, gross bookings from cruises were approximately $3.4 million. The Company also has contractual relationships with major auto rental companies to provide reservations. In 1998, gross bookings from auto rental reservations were approximately $1.4 million. The Company has recently entered into a number of contracts to sell hotel room reservations. In 1998, gross bookings from hotel reservations were negligible. The Company sees these other travel products and services as potential areas of future growth. See "--Growth Strategies--Broaden Existing Products and Services" and "Risk Factors--Risks Associated with Offering New Services."

   Call Center Operations. At December 31, 1998, the Company had approximately 450 reservation agents and other call center employees at its four call centers. Facilities are located in Honolulu, Colorado Springs, Los Angeles and Lakeport, California. Reservation agents at these call centers receive all in-bound calls to the Company's toll free number "800-OK-CHEAP." On average, the call centers receive approximately 120,000 calls per day. Reservation agents currently conduct fare searches for requested itineraries, sell airline tickets, explain rules and restrictions applicable to fares and ticket delivery details, identify retail ticket locations, and provide other assistance. The call centers also provide customer service for both call center customers and

Internet users. See "Risk Factors--Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks."

   Management intends to implement ICR and IVR technology in the second quarter of 1999 to increase the productivity of agents by giving callers automated fare search capability and answers to common information requests. The Company compensates reservation agents on an incentive basis to maximize their productivity. Call centers are segmented into teams, which the Company awards for the highest productivity and operating effectiveness.

   Internet Operations. The Company's online reservations and ticketing service through its website at "www.cheaptickets.com" provides its customers access to information on schedules, availability and non-published and published fares and enables them to book their own travel arrangements at their convenience. The website is designed to provide customers with quick, efficient, and flexible service in a manner that facilitates comparison shopping. The Company's online service automates the processing of customer orders, interacts with the systems of third party travel suppliers, and allows the Company to gather, store and use customer and transaction information in a comprehensive and cost-efficient manner. The website allows customers to dispense with providing personal profile and payment information after their initial registration. The website has permitted the Company to expand its customer base through better service while reducing transactional costs.

   The website contains customized software applications that interface the website with the electronic booking system and database. The Company has contracted with SABRE for the development and hosting of the site, the development of the customized software applications, and access to the electronic booking system and database. The Company also has developed its own proprietary customized software applications that interfaces the website directly with the SABRE electronic booking system and database.

   The Company maintains a relational database containing information compiled from customer profiles, shopping patterns and sales data. The Company analyzes information in this database to develop targeted marketing programs and provide personalized and enhanced customer service. Its database is scaleable to permit large transaction volumes with no significant software changes. The Company's systems support automated e-mail communications with customers to facilitate confirmations of orders, provide customer support, obtain customer feedback and engage in targeted marketing programs.

   The Company uses a combination of proprietary and industry-standard encryption and authentication measures designed to protect a customer's information. The Company maintains an Internet firewall to protect its internal systems and all credit card and other customer information. See "Risk Factors-- Online Commerce and Database Security Risks," "Risk Factors--Rapid Technological Change," "Risk Factors--Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks" and "--Cheap Tickets Growth Strategy."

Strategic Relationships.

   Airline Relationships. The Company currently has contracts with more than 25 airlines, including America West, American, Continental, TWA and US Airways. The Company sells non-published fares purchased under these contracts, with minimum stay and advance purchase requirements, as non-refundable, non-endorsable and non-changeable tickets and without frequent flyer mileage or upgrades. Generally, the airline contracts range from one to one and a half years in length and can be cancelled on short notice. None of these carriers has any obligation to renew the contracts at their expiration, but the Company has consistently been successful in obtaining renewals. Management believes that the Company's track record of selling excess capacity without compromising the airlines' fare structures provides a strong incentive for the airlines to continue to use the Company as the premier outlet for the sale of domestic non-published fares. Management believes that the Company's success in matching excess capacity to consumer demand for low ticket prices comes from its strategy of directing its marketing efforts to leisure travelers and selling restricted tickets directly to the public in high volumes through call centers and over the Internet. Although the Company has a consistent history of renewing its contracts, there are no assurances that any one or several of them will be renewed. See "Risk Factors--Reliance on Travel Suppliers; No Long-Term Contracts," "--Cheap Tickets Business Strategy" and "--Cheap Tickets Growth Strategy."

   SABRE Relationship. SABRE is a world leader in the electronic distribution of travel-related products and services and is a leading provider of information technology solutions for the travel and transportation industry. SABRE's electronic booking system and database contains flight schedules, availability, and published fare information for more than 400 airlines, 50 auto rental companies, 35,000 hotel properties, and dozens of railways, tour companies, passenger ferries, and cruise lines located throughout the world. Through the SABRE reservations system, the Company offers approximately 45 million published airfares, including those of all major domestic and international commercial airlines. In addition, SABRE's electronic booking system and database hosts the Company's non-published fare information through a unique arrangement that permits the Company to integrate its non-published fares with published fares on a special area of the SABRE reservations system to which only the Company has access. This system automatically sorts through millions of fares, including Cheap Ticket's own non-published fares, to identify the lowest fares available for the desired itinerary. These choices are then posted in ascending price order for use by the Company's reservation agents and Internet customers. [In January 1999, the Company negotiated a new five-year agreement with SABRE to continue use of SABRE's system.] See "Risk Factors--Reliance on Third-Party Systems."

Marketing and Brand Awareness.

   The Company's marketing strategy is to aggressively build the Cheap Tickets' brand name, enhance customer awareness and add new customers, both through call centers and online. The Company has established Cheap Tickets as a leading discount travel services brand through limited marketing and promotion. In 1998, the Company spent $3.8 million for sales and marketing expenses. It has promoted itself almost exclusively through print media, primarily in Los Angeles, New York, San Francisco and Honolulu. The Company has advertised in The New York Times, The Washington Post, The Los Angeles Times, The Seattle Post Intelligencer, The San Diego Tribune, and The Orange County Register, among other publications. In addition, a recent customer survey commissioned by the Company determined that 54% of customers learned of Cheap Tickets by word of mouth. The Company's growth of Internet customers was primarily through media advertisements and limited online advertising. The Company has advertised on Yahoo, Excite, Lycos, HotBot, Snap, OnSale and Travelocity, among others. The Company has purchased various keywords and banners, typically under contracts of 30 to 90 days in duration. As limited funds were spent on Internet promotions, the Company has experienced relatively low customer acquisition costs.

   In the future, the Company's strategy is to promote, advertise and broaden its brand recognition through a variety of marketing techniques. In 1999, it plans to spend a significant amount of the proceeds from this Offering to increase advertising in news media and on leading websites. Additionally, the Company plans to broaden its news media advertising to Chicago, Atlanta, Denver and St. Louis. See "Risk Factors--Uncertain Acceptance of The Cheap Tickets Brand" and "Use of Proceeds."

Competition.

   The Company competes in ticket sales against travel wholesalers, consolidators, online travel companies, airlines and travel agents, based on price and the quality of service. In the leisure travel market, the Company also competes against frequent flyer awards and against charter flights. Some of the Company's actual and potential competitors have longer histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company does. The Company may enter into strategic or commercial relationships with larger, more established or well-financed companies. Certain of the Company's competitors may be able to secure services and products from travel suppliers on more favorable terms. They may also devote greater resources to marketing and promotional campaigns and substantially more resources to website and systems development. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company. Increased competition may result in reduced operating margins, loss of market share and brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors.

 Competition for Non-Published Fares.

   Sellers of Non-Published Fares. The Company's existing direct competition for non-published fares comes largely from companies that specialize in the distribution of discounted fares in the form of regularly scheduled and chartered flights. Management believes that the market for the sale of non-published fares is highly fragmented. For international routes, it is highly competitive, with numerous participants offering deeply discounted fares. For domestic routes, there are few sellers, and they generally have net fare contracts with a small number of carriers for a limited number of routes. Among these, the Company is the leading seller of non-published fares for regularly scheduled domestic routes and has contracts with many carriers covering most major domestic and international routes. As the domestic airline industry continues to evolve, other competitors could increase their share of the market, or new ones could enter the market. See "Risk Factors--Dependence on the Travel Industry."

   Online Travel Companies. Online travel companies are rapidly increasing their shares of airline ticket sales, but, with limited exceptions (for example, Priceline.com, Inc.), to Management's knowledge, non-published fares for regularly scheduled domestic routes are not currently offered by online travel companies. If airlines were to make such fares generally available to online travel companies, presumably they would risk eroding published fare structures. However, there can be no assurance that one or more online companies, a number of which possess larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company, will not succeed in accessing non-published fares.

   Airlines and Travel Agents. Airlines do not generally offer non-published fares directly or indirectly through affiliates or travel agents for regularly scheduled travel, presumably to prevent the erosion of their published fare structure. Some airlines do offer limited special discounted fares through their Internet sites that are not generally made available to travel agents. These fares are typically offered only on a last-minute, "special sale" basis. In addition, some airlines offer special promotional fares, combining low base prices and the use of frequent flyer awards. Airlines may expand their offering of special promotional fares, enter the non-published fare market or sell non-published tickets through travel agents.

 Certain Competitive Factors Affecting Non-Published Fares.

   Published fares also compete with the Company's non-published fares. They effectively establish price ceilings for the Company's non-published fares. From time to time, airlines also offer special fares, which may compete directly with the Company's discounted non-published fares. Direct competition also comes from the airlines when fare wars break out.

 Competition for Published Fares.

   In the sale of published fares, the Company currently competes with airlines, traditional travel agents, online travel services and travel industry reservation databases. The online travel services market is new, rapidly evolving and intensely competitive, and the Company expects such competition to intensify in the future. In the online travel services market, the Company competes for published fares with similar commercial websites of other companies, such as Expedia (operated by Microsoft Corporation), Travelocity (operated by SABRE Group Holdings Inc., a majority-owned subsidiary of American Airlines), Preview Travel, Inc., Cendant Corporation, TravelWeb (operated by Pegasus), Internet Travel Network, Biztravel.com and TheTrip.com, among others. Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc., Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial websites offering online travel services. Several airlines also have established commercial websites to sell their tickets and offer other online travel services. In January 1999, one major carrier announced that it would impose a surcharge ($1 one way, $2 roundtrip) on any domestic ticket purchased anywhere except on that carrier's own Internet site. See "Risk Factors--Competition" and "--Online Travel Market."

Proprietary Rights.

   The Company regards its domain name, copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. The Company relies on a combination of laws and contractual restrictions, including trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to establish and protect its proprietary rights. The Company pursues the registration of certain of its key trademarks and service marks in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which its products and services are made available online. See "Risk Factors--Uncertain Protection of Intellectual Property; Risks of Third Party Licenses" and "Risk Factors--Domain Name."

Governmental Regulation and Legal Uncertainties.

   Certain segments of the travel industry are heavily regulated by the United States and international governments, and accordingly certain services offered by the Company are affected by such regulations. For example, the Company is subject to United States Department of Transportation ("DOT") regulations prohibiting unfair and deceptive practices. In addition, DOT regulations concerning the display and presentation of information that are currently applicable to airline booking services could be extended to the Company in the future, as well as other laws and regulations aimed at protecting customers accessing online or other travel services. In California, Hawaii and certain other states, the Company is required to register as a seller of travel, comply with certain disclosure requirements and participate in the state's restitution fund.

   The Company is also subject to regulations applicable to businesses generally and laws or regulations applicable to online commerce. Currently, few laws and regulations directly apply to the Internet and commercial online services. However, it is possible that laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. Such laws may impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have a material and adverse effect on the Company's business, results of operations and financial condition.

   Moreover, in many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject the Company to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and commercial online services could have a material and adverse effect on the Company's business, results of operations and financial condition.

   Federal legislation imposing certain limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. This legislation, known as the Internet Tax Freedom Act, imposes a three-year moratorium on state and local taxes on electronic commerce (unless in effect prior to October 1, 1998) but only where such taxes are discriminatory on Internet access. It is possible that this legislation could not be renewed when it terminates in October, 2001. Failure to renew the legislation would allow state and local governments to impose taxes on Internet-based sales, and such taxes could have a material and adverse effect on the Company's business, results of operation and financial condition. See "Risk Factors--Domain Names," "Risk Factors--Dependence on Continued Growth of Online Commerce and Internet Infrastructure" and "Risk Factors--Governmental Regulation and Legal Uncertainties."

Employees.

   As of December 31, 1998, the Company had approximately 450 reservation agents and other call center employees, approximately 55 retail stores and cruise employees and approximately 155 corporate and administrative employees for a company-wide total of approximately 660 employees. The Company's ability to attract and retain highly qualified employees will be the principal determinant of its success. The Company has a policy of using performance-based and equity-based compensation programs to reward and motivate significant contributors among its employees. Competition for qualified personnel in the industry is intense. There can be no assurance that the Company's current and planned staffing will be adequate to support its future operations or that management will be able to hire, train, retain, motivate and manage required personnel. Although none of the Company's employees is represented by a labor union, there can be no assurance that its employees will not join or form a labor union. However, the Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors-- Dependence on Experience, Attraction and Retention of Key Employees."

Facilities.

   The Company is headquartered in Honolulu, Hawaii where it leases an aggregate of approximately 16,100 square feet of space housing its corporate offices and a call center. The Company's leases for such space expire in November 2000 and December 2003, with an option to renew such leases covering approximately 13,300 square feet for an additional five years. The Company also leases an aggregate of approximately 5,400 square feet of retail or storage space in six other locations in Hawaii. In July 1994, the Company entered into a lease for approximately 9,600 square feet in Los Angeles, California, to serve as one call center. In March 1998, the Company entered into a lease for approximately 13,000 square feet in Colorado Springs, Colorado, to serve as another call center. Such leases expire in September 2004 and September 2003, respectively. The Company is currently in negotiations for a new lease in the Colorado Springs area, which it anticipates will result in improved cost and space efficiencies. The Company also leases an aggregate of approximately 8,800 square feet of retail and administrative space in five other locations in California, approximately 975 square feet of retail space in Seattle in one location, and approximately 1,650 square feet of retail and administrative space in New York in two locations. The Company owns a 20,000 square-foot facility in Lakeport, California, which serves as a fourth call center. The Company anticipates that it will require additional headquarters' space within the next 12 months. There can be no assurance that such additional space will be available on commercially reasonable terms, if at all. See "--Products and Services" and "--Cheap Tickets Business Strategy."

Legal Proceedings.

   The Company is not currently subject to any material legal proceedings. The Company may from time to time become a party to various legal proceedings arising in the ordinary course of our business. Any such proceeding against the Company, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

Directors and Executive Officers

   The names, ages and positions of the Company's directors and officers as of
[January   , 1999] are as follows:

   Name                      Age                           Position
   ----                      ---                           --------
   Michael J. Hartley......   49 Chairman of the Board, Chief Executive Officer and President
   F. Michael Bartholomew..   51 Chief Operating Officer
   Dale K. Jorgenson.......   59 Chief Financial Officer and Vice President, Finance
   Tammy A. Ishibashi......   31 Executive Vice President, Ticket Distribution
   Donald K. Klabunde......   42 Vice President, Systems & Technology
   Ronald L. McElfresh.....   49 Vice President, Online Services
   Sandra T. Hartley.......   49 Vice President, Employee Relations and Director
   Lester R. Stiefel.......   47 Director, Human Resources
   LaMont C. Brewer........   42 Director, Call Centers
   Ronald J. Tsolis, Jr. ..   30 Director, Pricing and Yield Management
   Giles H. Bateman........   53 Director, Nominee
   Donald J.
    Phillips(1)(2).........   59 Director
   Cece Smith(1)(2)........   54 Director

--------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

   Michael J. Hartley, a co-founder of the Company, has served as Chief Executive Officer, President and Director of the Company since the Company's inception in August 1986, and has served as Chairman of the Board since February 1999. Mr. Hartley is the husband of Sandra T. Hartley, the Company's Vice President, Employee Relations and the uncle of Tammy A. Ishibashi, the Company's Executive Vice President, Ticket Distribution. Prior to founding the Company, Mr. Hartley founded and sold one charter airline and served as an organizer of two other airlines.

   F. Michael Bartholomew has served as Chief Operating Officer of the Company since January 1999. He joined the Company in December 1997 as Senior Vice President, Operations. From April 1994 to September 1997, Mr. Bartholomew was Vice President, Customer Management, at Providian Financial Corporation, a $10 billion public consumer financial services company. From May 1991 to April 1994, Mr. Bartholomew was President of Sierra Technology, a specialized management consulting company. Prior to that, Mr. Bartholomew was a Senior Advisor of the U.S. Special Forces, Navy Seals, U.S. Navy. Mr. Bartholomew holds a B.S. degree in Finance from St. Louis University.

   Dale K. Jorgenson joined the Company in May 1998 as Chief Financial Officer and Vice President, Finance. Prior to that, from 1988 to 1998, he was Chief Financial Officer and Vice President, Finance, of Interpacific Hawaii Retail Group and DFS, Ltd. Hawaii Region, both large retail chains in Hawaii. Prior to that, he held similar positions for 14 years with Castle & Cooke, Inc., now Dole Food Co. Mr. Jorgenson holds a B.A. degree in Business Administration from the University of Washington and an M.B.A. degree from Golden Gate University. He is a certified public accountant.

   Tammy A. Ishibashi has served as Executive Vice President, Ticket Distribution since February 1995 and is responsible for managing the retail stores and ticket distribution process, which includes fare filings with the Airline Tariff Publishing Corporation, ticket distribution, refunds and ARC reporting, and for overseeing the five departments necessary to accomplish this process. She joined the Company as Treasurer in September 1990, a position she held until November 1993 when she was appointed to Second Vice President. Ms. Ishibashi served as a Director of the Company from September 1990 until February 1999. Ms. Ishibashi is the niece of Michael J. Hartley, the Company's Chairman of the Board, Chief Executive Officer and President, and Sandra T. Hartley, the Company's Vice President, Employee Relations.

   Donald K. Klabunde has served as Vice President, Systems & Technology since January 1999. He joined the Company in February 1998 as Director, Systems & Technology, to direct the day-to-day and strategic operation of the information and technology department in the planning, development, implementation, and support of technological/systems enhancements throughout the company. Prior to joining the Company, he worked for Deluxe Corporation, a financial services company, since 1980 in a variety of technical support and information and technology positions. Mr. Klabunde holds a B.A. degree from the University of Minnesota.

   Ronald L. McElfresh joined the Company in January 1998 as Vice President, Online Services, to design, develop, implement and maintain the Company's website. From 1996 to 1997, he worked at Digital Island, a global Internet service provider, as the Director, Marketing. From June 1995 to June 1996, he served as general manager at Hawaiian On-Line GTE, an Internet company. From October 1994 to June 1995, he worked at GTE, a telecommunications company, as an international services product manager, where he developed and managed telephony and worked on product development for GTE's original Internet services. From April 1989 to July 1993, Mr. McElfresh was the Director of Product Marketing of Brite Voice Systems, Inc., a telecommunications company. In October 1981, Mr. McElfresh co-founded INFOCOM, a multimedia development company, where he held various product development and marketing positions, most recently as General Manager, until October 1987. Mr. McElfresh holds a B.A. degree from Blackhawk College.

   Sandra T. Hartley, a co-founder of the Company, has served as Vice President, Employee Relations since January 1999. Her responsibilities include employee relations and benefits, corporate functions and public relations. She served as Chief Executive Officer of the Company from August 1986 until September 1998. From August 1986 until January 1999, she has served as Chairman of the Board of Directors. Ms. Hartley is the wife of Michael J. Hartley, the Company's Chairman of the Board, Chief Executive Officer and President, and the aunt of Tammy A. Ishibashi, the Company's Executive Vice President, Ticket Distribution.

   Lester R. Stiefel joined the Company in April 1998 as Director, Human Resources, to head the human resources function and to ensure that policies and practices comply with employment laws and regulations and company standards. Prior to joining the company he worked at Citibank, a financial institution, as Vice President, Senior Resources Manager from 1986 to 1998, and at The Bank of Nova Scotia, a financial institution, from 1984 to 1986. Mr. Stiefel holds a B.A. degree from Herbert Lehman College and a Masters degree from Yeshiva University.

   LaMont C. Brewer joined the Company in September 1998 as Call Center Manager for the Honolulu, Hawaii location. From February 1999, Mr. Brewer has served as Director, Call Centers. Prior to joining the Company, he worked at Michigan Bell/Ameritech, a telecommunications company, since 1985 in different positions including general manager of a 380 station call center, quality assurance manager and training supervisor. Mr. Brewer holds a B.A. degree from Wayne State University.

   Ronald J. Tsolis, Jr. joined the Company in May 1998 as Director, Pricing and Yield Management to maximize the profitability of retail fares offered by the Company. From July 1993 to May 1998, he held management positions in Pricing, Planning, and Sales at US Airways. Mr. Tsolis holds a B.S. degree in Business Logistics from Pennsylvania State University.

   Giles H. Bateman has been nominated to serve as a Director of the Company effective immediately upon the closing of this Offering. He has served as a director of CompUSA Inc. since December 1991 and as Chairman of the Board of Directors since December 1993. Since January 1992, Mr. Bateman has been an investor in and director of other public and private companies, including Boatracs, Inc. and Beverages and More, Inc. In 1991, Mr. Bateman was a visiting professor at the University of San Diego Olin Hall School of Business Administration. Mr. Bateman was co-founder of The Price Company, the operator of The Price Club chain of warehouse club retail superstores. He served as a director and Chief Financial Officer of The Price Company from 1976 to 1991 and as Vice Chairman from 1986 to 1991. Since 1998, Mr. Bateman has volunteered as the Chairman of the Board of Trustees of The Hoffman Institute in Northern California. Mr. Bateman holds a B.A. degree from Oxford University and an M.B.A. degree from Harvard University.

   Donald J. Phillips has been a Director of the Company since June 1998. Since 1986, Mr. Phillips has been a general partner of Phillips-Smith Specialty Retail Group, a retail venture capital investment firm. Mr. Phillips serves as a director on the Board of Directors for several private companies, including Garden Escape, Inc. He previously served as a director of publicly-held retailers CompUSA, Inc., Petsmart, Inc. and A Pea in the Pod, Inc. Mr. Phillips holds a B.B.A. degree in Economics from Western Michigan University and an M.B.A. degree from Harvard University.

   Cece Smith has been a Director of the Company since July 1997. Since 1986, Ms. Smith has been a general partner of Phillips-Smith Specialty Retail Group, a retail venture capital investment firm. Ms. Smith serves as a director on the Board of Directors of Hot Topic, Inc., a public specialty retailer of music-related apparel and accessories for young men and women, and a number of private retail companies. She previously served as a director of publicly-held retailers Big Mart, Inc. and A Pea in the Pod, Inc. Ms. Smith holds a B.B.A. degree in Business Administration from the University of Michigan and an M.L.A. degree in Liberal Arts from Southern Methodist University. Ms. Smith served as a director from 1992 to 1997 and as Chairman from 1994 to 1996 of the Federal Reserve Bank of Dallas.

   Members of the Board of Directors are elected each year at the Company's annual meeting of stockholders and serve until the following annual meeting of the stockholders and until their respective successors have been elected and qualified.

   Prior to his founding of the Company in 1986, Mr. Hartley served from 1973 to 1978 as President and Chief Operating Officer of a commuter airline operating within Hawaii, which he subsequently sold. From 1974 to 1978, he also operated a Hawaii-based aviation center, which provided fuel and maintenance services and flight instruction. In 1977, Mr. Hartley pled guilty to the charge of conspiracy with the intent to distribute a controlled substance stemming from an event that occurred in 1975, when he was 25. He served a 90-day work release program and two and one half years' probation. From 1981 to 1986, Mr. Hartley was one of several founders of two start-up Hawaii-California airlines, Hawaii Express and Air-Hawaii. Eight months after Mr. Hartley had been dismissed as President by a dissident board, Hawaii Express failed in 1983. Mr. Hartley served as an outside consultant to Air Hawaii until its initial flight in November of 1985. Air Hawaii faced major fare wars from its competitors prior to filing for bankruptcy in the spring of 1986.

Committees of the Board of Directors

   In January 1999, the Board established an Audit Committee and a Compensation Committee. The Audit Committee monitors the corporate financial reporting and the internal and external audits of the Company. The Audit Committee currently consists of Directors Phillips and Smith. The Compensation Committee makes recommendations regarding the Company's employee stock plans and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company. The Compensation Committee currently consists of Directors Phillips and Smith. It is anticipated that Giles Bateman will become a member of both committees upon the closing of this Offering.

Director Compensation

   [Nonemployee directors receive $2,500 for each Board meeting and $1,000 for each committee meeting attended in person as compensation for their services as directors. Further, directors are reimbursed for certain reasonable expenses incurred in attending Board or committee meetings. Each non-employee director will receive upon joining the Company an option to
acquire [    ] shares of Common Stock at an exercise price equal to the then fair market value. Each non-employee director will also receive automatic
annual grants of options to acquire an additional [     ] shares of Common
Stock at an exercise price equal to the then fair market value of the Common Stock at the date of grant. Such options will immediately vest and become fully exercisable on the grant date. See "Employee Stock Plans--1999 Stock Incentive Plan.]

Compensation Committee Interlocks and Insider Participation

   No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and any member of any other company's board of directors or compensation committee, nor has any such interlocking relationship existed in the past.

Limitation of Liability and Indemnification Matters

   Pursuant to the provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such an injunctive relief or rescission.

   The Company's Certificate of Incorporation, as amended, also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under Delaware law. The Company has entered into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

   The Company's Bylaws, as amended, require the Company to indemnify its directors and officers and permit the Company to indemnify its other employees to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws, as amended, covers at least negligence and gross negligence on the part of the indemnified party.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Executive Compensation--Summary Compensation Table

   The following table sets forth all compensation paid by the Company during fiscal 1998, 1997, 1996, and 1995 to (i) each of the individuals serving as the Company's principal executive officer during fiscal 1997, (ii) up to four other most highly compensated executive officers of the Company during fiscal 1997, and (iii) up to two additional individuals who would have been among the Company's four most highly compensated executive officers, but for the fact that they were not serving as executive officers of the Company at the end of fiscal 1997 (collectively referred to as the "Named Executive Officers").

                                                       Long-Term
                                                     Compensation
                                                    ---------------
                           Annual Compensation
                          -------------------------   Securities
   Name and Principal                                 Underlying       All Other
        Position          Year Salary(1)     Bonus  Options/SARs(#) Compensation($)
   ------------------     ---- ---------    ------- --------------- ---------------
Michael J. Hartley......  1998 $243,783(2)  $50,000      $ --           $  --
 Chairman of the Board,
  Chief Executive         1997  229,090         --         --              --
 Officer and
  President(1)            1996  154,170      15,750        --              --
                          1995  122,750         --         --              --
Sandra T. Hartley.......  1998  235,500(3)   12,500        --              --
 Vice President,
  Employee Relations      1997  233,050         --         --              --
                          1996  213,400      15,750        --              --
                          1995  187,600         --         --              --
F. Michael Bartholomew..  1998  165,000      41,250        --              --
 Chief Operating Officer  1997    6,875(4)      --         --              --
                          1996      --          --         --              --
                          1995      --          --         --              --
Dale K. Jorgenson(5)....  1998   78,366      21,875        --              --
 Chief Financial Officer
  and                     1997      --          --         --              --
 Vice President, Finance  1996      --          --         --              --
                          1995      --          --         --              --
Tammy A. Ishibashi......  1998  100,008      25,000        --              --
 Executive Vice
  President,              1997   73,110         --         --              --
 Ticket Distribution      1996   56,600       5,000        --              --
                          1995   55,200       5,000        --              --
Paul Ouyang(6)..........  1998  201,923         --         --              --
                          1997  225,000         --         --           59,854(7)
                          1996   28,125         --         --           45,895(8)
                          1995      --          --         --              --

--------
(1) Amounts shown are on a full-year basis and include cash and noncash compensation earned by the Named Executive Officers.

(2) For fiscal year 1999, Mr. Hartley's annual salary will be $387,140.

(3) For fiscal year 1999, Mrs. Hartley's annual salary will be $75,000.

(4) Mr. Bartholomew's annual salary for 1997 would have been $165,000 if he had been with the Company for the entire year. He joined the Company in December 1997. For fiscal year 1999, Mr. Bartholomew's annual salary will be $190,000.

(5) Mr. Jorgenson's annual salary and bonus for 1998 would have been $150,000 and $45,000, respectively, if he had been with the Company for the entire year. He joined the Company in May 1998.

(6) Mr. Ouyang was the Chief Financial Officer of the Company until March 23, 1998, at which time he left the Company.

(7) Includes reimbursement for legal fees and taxes.

(8) Includes compensation in the form of stock issuances.

Option Grants In Last Fiscal Year

   The Company did not grant any stock options or deferred stock units during 1997.

Employee Stock Plans

 1997 Stock Option Plan

   The Company's 1997 Stock Option Plan (the "1997 Plan") provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") and for the granting of nonstatutory stock options to employees, directors and consultants. The 1997 Plan was approved by the Board of Directors in February 1998 and by the Company's shareholders in April 1998. Unless terminated sooner, the 1997 Plan will terminate automatically in 2008. A total of [141,403] shares of Common Stock were reserved for issuance pursuant to the 1997 Plan. As of September 30, 1998, options to purchase [47,200] shares of Common Stock were outstanding under the 1997 Plan and [94,203] shares of Common Stock remained available under the 1997 Plan.

   The 1997 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"). Either the Board or the Committee (the "Administrator") has the power to determine the terms of the options granted, including the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise.

   Options granted under the 1997 Plan are not generally transferable by the optionee, and generally each option is exercisable during the lifetime of the optionee only by such optionee. Unless otherwise specified in the option agreement, options granted under the 1997 Plan must be exercised within three months of the end of the optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death (by the Optionee's estate) or disability, but in no event later than the expiration of the option's term. The exercise price of all incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the Common Stock on the date of the grant. The exercise of nonstatutory stock options must be at least equal to 85% of the fair market value of the Common Stock on the date of the grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of the stock of Company's outstanding capital stock, the exercise price of any incentive stock option or nonstatutory stock option granted must equal at least 110% of the fair market value of the Common Stock on the date of the grant and the term of any such incentive stock option held by such an optionee shall not exceed five years. The term of other options under the 1997 Plan shall not exceed ten years. The consideration to be paid for the shares of Common Stock upon exercise of an option will be determined by the Administrator and may include, cash, check, promissory note, shares of Common Stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option.

   The 1997 Plan provides that in the event of a merger or a sale of all or substantially all of the Company's assets, the Administrator has the authority to provide for the full automatic vesting and exercisability of each option, including shares as to which the option would not otherwise be exercisable. If an option becomes exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option shall be fully exercisable for a specified period from the date of such notice, and the option will terminate upon the expiration of such period. To the extent the option has not been previously exercised, each option will terminate immediately prior to the consummation of such merger or sale of assets.

   During 1998, the Company granted to F. Michael Bartholomew an option to acquire [10,000] shares of Common Stock at an exercise price of $[2.50] per share. Upon the completion of this Offering, the option will be fully vested and exercisable. See "Capitalization" and "Dilution."

 1999 Stock Incentive Plan

   [The Company's 1999 Stock Incentive Plan (the "1999 Stock Incentive Plan"),
which was adopted by the Board of Directors in       1999, is expected to be
approved by the Company's stockholders prior to the Offering. From and after the Offering, all further option grants will be made solely under the 1999 Stock Incentive Plan. Initially, [ ] shares of Common Stock, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to the lesser of (i) [ ] shares of Common Stock,

(ii)   percent (  %) of the number of shares outstanding as of such date, or
(iii) a lesser number of shares determined by the administration of the 1999 Stock Incentive Plan are reserved for issuance under the 1999 Stock Incentive Plan.

   With respect to 1999 Awards granted to directors or officers, the 1999 Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors constituted to permit such 1999 Awards to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3 thereunder. With respect to 1999 Awards granted to other participants, the 1999 Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors. In each case, the respective plan administrator shall determine the provisions, terms and conditions of each 1999 Awards, including, but not limited to, the 1999 Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares of Common Stock, or other consideration) upon settlement of the 1999 Award, payment contingencies and satisfaction of any performance criteria.

   The exercise price of Incentive Stock Options must be at least equal to the fair market value of the Common Stock on the date of grant, and the term of the option must not exceed ten years. The term of other 1999 Awards will be determined by the respective plan administrator. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any Incentive Stock Option must equal at least 110% of the fair market value of the Common Stock on the grant date and the term of the option must not exceed five years. The exercise price or purchase price, if any, of other 1999 Awards will be such price as determined based on current market prices for the Company's Common Stock by the respective plan administrator. The consideration to be paid for the shares of Common Stock upon exercise or purchase of a 1999 Award will be determined by the respective plan administrator and may include cash, check, promissory note, shares of Common Stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the 1999 Award.

   Pursuant to the 1999 Stock Incentive Plan, the Board of Directors has adopted the 1999 Non-Employee Director Option Program. Under the Non-Employee Director Option Program, each non-employee director serving on the Company's Board of Directors upon joining the Company will receive an option to acquire
[         ] shares of Common Stock at an exercise price per share equal to the then fair market value of the Common Stock at the date of grant. These options will vest and become exercisable in [three] equal installments on each yearly anniversary of the grant date. Non-employee directors appointed to the Board of Directors following the Offering also will be granted annually at the time of
election or appointment an option to acquire [       ] shares of Common Stock.
Such options will immediately vest and become fully exercisable on the then grant date.

   Each automatic option grant will have a term of ten years and will be transferable to the extent provided in the agreement evidencing the option.

401(k) Plan

   The Company has a 401(k) plan (the "401(k) Plan"), pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. Contributions to the 401(k) Plan by the Company are discretionary. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by participants to the 401(k) Plan, and income earned on plan contributions, are not taxed to participants until withdrawn from the 401(k) Plan.

Employment Agreements

   The Company does not have any employment agreements with any of its key personnel. The Company has severance agreements with Michael J. Hartley and Sandra T. Hartley. Each of the severance agreements requires the Company to pay the respective individual an amount equal to the lesser of (a) twice his or her respective annual salary or (b) $400,000 in the event that their employment is terminated either by the Company without cause or by them for good reason.

                              CERTAIN TRANSACTIONS

   During the last fiscal year, the Company did not enter into any transaction required to be disclosed pursuant to Item 404 of Regulation S-K.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of September 30, 1998, and is adjusted to reflect the sale of the shares offered hereby by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group.

                                                                 Percentage
                                                                Beneficially
                                                  Number of      Owned(1)(2)
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name of Beneficial Owner                           Owned(1)   Offering Offering
------------------------                         ------------ -------- --------
Michael J. Hartley (3).........................     [956,788]   92.6%

Sandra T. Hartley (4)..........................     [956,788]   92.6

Donald J. Phillips (5).........................     [211,468]   17.0

Cece Smith (6).................................     [211,468]   17.0

Tammy A. Ishibashi (7).........................      [50,357]    4.9

Paul Ouyang (8)................................      [26,689]    2.6

F. Michael Bartholomew (9).....................       [2,000]    1.9

Dale K. Jorgenson..............................          --      *

All directors and executive officers as a group
 (12 persons)..................................   [1,229,249]   97.9

--------
 * Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable within 60 days of [September 30, 1998] are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such stockholder's name.

(2) Based on [1,033,834] shares of Common Stock outstanding prior to the
    Offering and [    ] outstanding upon the completion of the Offering and
    assumes no exercise of Underwriters' over-allotment option.

(3) Includes [135,965] shares of Common Stock held by the Michael J. Hartley Living Trust, [342,429] shares of Common Stock held by the [Michael J. Hartley Investment Account] and [478,394] shares of Common Stock held by Sandra T. Hartley. Mr. Hartley is the husband of Sandra T. Hartley, the Company's Vice President, Employee Relations who owns [478,394] shares of Common Stock. Mr. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (4).

(4) Includes [135,965] shares of Common Stock held by the Sandra T. Hartley Living Trust, [342,429] shares of Common Stock held by the [Sandra T. Hartley Investment Account] and [478,394] shares of Common Stock held by Michael J. Hartley. Ms. Hartley is the wife of Michael J. Hartley, the Company's Chairman of the Board, Chief Executive Officer and President who owns [478,394] shares of Common Stock. Ms. Hartley's address is 1440 Kapiolani Boulevard, Honolulu, Hawaii 96814. See note (3).

(5) Represents warrants held by Phillips-Smith Specialty Retail Group III, L.P. to purchase [211,468] shares of Common Stock exercisable at or within 60 days of September 30, 1998. Mr. Phillips is a co-founder and general partner of Phillips-Smith Specialty Retail Group III, L.P. Mr. Phillips' address is c/o Phillips-Smith Specialty Retail Group, 5080 Spectrum Drive, Suite 805, West Addison, Texas 75001. Phillips-Smith Specialty Retail Group III, L.P. is the holder of the majority of the [425,000] shares of Mandatorily Redeemable Preferred Stock. See note (6).

(6) Represents warrants held by Phillips-Smith Specialty Retail Group III, L.P. to purchase [211,468] shares of Common Stock exercisable at or within 60 days of September 30, 1998. Ms. Smith is a co-founder and general partner of Phillips-Smith Specialty Retail Group III, L.P. Ms. Smith's address is c/o Phillips-Smith Specialty Retail Group, 5080 Spectrum Drive, Suite 805, West Addison, Texas 75001. Phillips-Smith Specialty Retail Group III, L.P. is the holder of the majority of the [425,000] shares of Mandatorily Redeemable Preferred Stock. See note (5).

(7) Ms. Ishibashi is the niece of Michael J. Hartley, the Company's Chairman of the Board, Chief Executive Officer and President, and Sandra T. Hartley, the Company's Vice President, Employee Relations. See notes (3) and (4).

(8) Represents [26,689] shares held in the name of Paul Ouyang and Deborah Ouyang, Trustees of the Ouyang 1990 Trust.

(9) Represents stock options held by Mr. Bartholomew to purchase [2,000] shares of Common Stock exercisable at or within 60 days of September 30, 1998.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of [5,000,000] shares of Common Stock, par value [$0.01] per share (the "Common Stock") and [5,000,000] shares of Preferred Stock par value [$1.00] per share, of which all issued and outstanding Preferred Stock prior to the initial public offering shall be redeemed upon the closing of this Offering.

   The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Certificate of Incorporation and Bylaws and by the provisions of applicable Delaware law.

   The Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

Common Stock

   As of September 30, 1998, there were [1,033,834] shares of Common Stock outstanding held of record by four stockholders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The holders of Common Stock have the preemptive right to purchase their pro rata portion of any additional shares of Common Stock whether then or thereafter authorized. The Common Stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock to be outstanding after the Offering will be fully paid and non-assessable. See "Dividend Policy."

Preferred Stock

   As of September 30, 1998, there were [425,000] shares of Mandatorily Redeemable Preferred Stock. Upon the closing of this Offering, [5,000,000] shares of Preferred Stock will be authorized without any shares being issued and outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking and purchase fund provisions, and the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any additional shares of Preferred Stock.

Options

   As of September 30, 1998, (i) options to purchase a total of [47,200] shares of Common Stock were outstanding; and (ii) up to [94,203] additional shares of Common Stock may be subject to options granted in the future under the 1997 Stock Option Plan.

Warrants

   As of September 30, 1998, the Company had warrants outstanding to purchase [212,104] shares of Common Stock at an exercise price of [$0.01] per share (subject to adjustment for stock splits, stock dividends and the like), which expire on July 15, 2002. The Company anticipates that the warrants will be exercised immediately prior to the closing of the Offering.

Registration Rights

   As of the effective date of the Registration Statement, holders of [212,104] shares Common Stock will be entitled to registration rights with respect to their Shares. Holders of such shares can require the Company to register the shares at any time following 180 days after the Effective Date, subject to certain conditions. See "Risk Factors--Shares Eligible for Future Sale" and "Shares Eligible for Future Sale."

Delaware Anti-Takeover Law and Certain Charter Provisions

 Delaware Anti-Takeover Law

   The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), an anti-takeover law that restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock, for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder),
Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

 Limitation of Director and Officer Liability

   Pursuant to the provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that directors and officers of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director and officer, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such an injunctive relief or rescission.

 Action by Written Consent

   Upon completion of this Offering, the Company's Certificate of Incorporation will provide that the holders of two-thirds of the outstanding voting capital stock can take action by written consent or at a duly called annual or special meeting of stockholders. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the Common Stock is [          ].

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this Offering, the Company will have approximately
[       ] shares of Common Stock outstanding assuming (i) no exercise of the
Underwriters' over-allotment option, and (ii) no exercise of outstanding options. Effective upon the consummation of this Offering, assuming no exercise of outstanding options, the Company will have outstanding options to purchase
approximately [       ] shares of Common Stock to purchase an aggregate of
approximately [       ] shares of Common Stock.

   Of the Common Stock outstanding upon completion of this Offering, the
[       ] shares of Common Stock sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act and the Regulations promulgated thereunder (an
"Affiliate"). The remaining [       ] shares of Common Stock held by officers,
directors, employees, consultants and other stockholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act. Any shares of Common Stock issued upon the exercise of options or warrants held by any of such persons will
constitute restricted securities. Approximately [       ] of the outstanding
shares of Common Stock that are restricted securities will be eligible for sale in the public market as of the date of this Prospectus (the "Effective Date")
in reliance on Rule 144(k) under the Securities Act. The remaining [       ]
shares of Common Stock held by existing stockholders are subject to lock-up agreements with the Representatives. Of the shares of Common Stock subject to
lock-up agreements, approximately [       ] shares may not be sold or
transferred until 180 days after the Effective Date. None of the shares subject to such lock-up agreements may be sold or transferred during the applicable lock-up period without the consent of the underwriters except for transfers pursuant to gifts or certain partnership distributions and similar transfers in which the transferee enters into a substantially similar lock-up agreement. Upon the expiration of the lock-up agreements, all of such locked-up shares will become eligible for sale 180 days, respectively, after the Effective Date subject to the provisions of the Rules 144(k), 144 or 701. William Blair & Company, L.L.C. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned restricted securities for a period of at least one year from the later of the date such restricted securities were acquired from the Company or the date they were acquired from an Affiliate, is entitled to sell, within any three-month period commencing 90 days after the Effective Date, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common
Stock (approximately [       ] shares immediately after this Offering) or the
average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the number and notice of sale and the availability of current public information about the Company.

   Further, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately after the Effective Date without regard to the volume and manner of sale limitations described above. Any employee, director or consultant to the Company who purchased his or her shares pursuant to a written compensation plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-Affiliates to sell their Rule 701 shares beginning 90 days after the Effective Date without having to comply with the volume limitations and other restrictions of Rule 144 holding period restrictions. As of [September 30, 1998], there were outstanding
options to purchase approximately [       ] shares with under certain
circumstances would be available for sale pursuant to Rule 701, of which
approximately [       ] of the shares underlying such options are subject to
lock-up agreements. Of the approximately [       ] total shares issuable upon
exercise of outstanding options, approximately [       ] shares may not be sold
or transferred until 180 days after the Effective Date. Options for
approximately [       ] of the total [       ] shares were exercisable as of
[September 30, 1998].

   Prior to this Offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts of Common Stock in the open market, or the availability of shares for sale, may adversely affect the market price of the Common Stock and the ability of the Company to raise funds through equity offerings in the future.

   As of the effective date of the Registration Statement, holders of [212,104] shares of Common Stock will be entitled to registration rights with respect to their shares. Holders of such shares can require the Company to register the shares at any time following 180 days after the effective date, subject to certain conditions. See "Risk Factors--Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

   The several Underwriters named below (the "Underwriters"), for which William Blair & Company, L.L.C. and Dain Rauscher Wessels, a Division of Dain Rauscher Incorporated ("Dain Rauscher Wessels") (the "Representatives") are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriters' name in the table below.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   William Blair & Company, L.L.C. ...................................
   Dain Rauscher Wessels..............................................
                                                                       ---------
     Total............................................................
                                                                       =========

   In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any of the Common Stock being sold pursuant to the Underwriting Agreement (excluding shares covered by the over-allotment option granted therein) is purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters shall be increased or the Underwriting Agreement may be terminated.

   The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such
price less a concession of not more than $   per share. The Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $    per
share to certain other dealers. After commencement of the initial public offering, the public offering price, and other selling terms may be changed by the Representatives.

   The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of
[       ] additional shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares of Common Stock offered hereby.

   All stockholders of the Company, who hold in the aggregate [       ] shares
of Common Stock, and the Company have agreed that for a period of 180 days after the date of this Prospectus, without the prior written consent of William Blair & Company, L.L.C., they will not, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, or otherwise dispose of, other than by operation of law, any shares of Common Stock or securities convertible or exchangeable into, or exercisable for, Common Stock (except in the case of bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or shareholders, who agree to be bound by such restrictions). In considering a request for its consent to a sale or transfer within the 180-day period, William Blair & Company, L.L.C. will take into account various factors, including, but not limited to, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the Common Stock, and market conditions generally. The Company may grant options and issue Common Stock under existing stock option or stock purchase plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. See "Risk Factors--No Prior Market for Our Common Stock; Volatility of Stock Price."

   The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

   The Representatives have informed the Company that the Underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority.

   Prior to this Offering, there was no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors which will be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development, and recent market prices of securities, of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, the general condition of the securities markets at the time of this Offering, and other factors which are deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this Offering at or above the initial public offering price.

   During and after this Offering, the Underwriters may purchase and sell the Common Stock in the open market in order to facilitate this Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company pursuant to the Underwriting Agreement. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to them by the Company. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of shares of Common Stock sold in this Offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions.

   The activities described above may stabilize, maintain, or otherwise affect the market price of the Common Stock and make such price higher than it might otherwise be in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. These activities, if commenced, may be discontinued at any time without notice and may be effected on the Nasdaq Stock Market or otherwise. Neither the Company nor any of the Underwriters makes any representation or prediction as to whether the Underwriters will engage in such transactions or choose to discontinue any transactions engaged in or the direction or magnitude of any effect that such transactions may have on the price of the Common Stock.

                                 LEGAL MATTERS

   The validity of the Common Stock offered hereby will be passed upon by Morrison & Foerster LLP, Los Angeles, California. Certain matters in connection with this Offering will be passed upon for the Underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                    EXPERTS

   The financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     In August 1998, the Company selected PricewaterhouseCoopers LLP as its principal independent auditors to replace KPMG LLP. The decision to retain PricewaterhouseCoopers LLP was recommended by the Board of Directors. In connection with the audit for the years ended December 31, 1996 and 1997, and the period through August 1998, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the matter in their report. The report of KPMG LLP on the financial statements of the Company for the years ended December 31, 1996 and 1997 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

                             ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York New York 10048. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Reports, proxy statements and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington D.C. 20006.

                              CHEAP TICKETS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Balance Sheets............................................................. F-3

Statements of Operations................................................... F-4

Statements of Stockholders' Equity......................................... F-5

Statements of Cash Flows................................................... F-6

Notes to the Financial Statements.......................................... F-8

                       Report of Independent Accountants

The Stockholders and Board of Directors
Cheap Tickets, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cheap Tickets, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

October 13, 1998, except for
 Notes 4 and 5, as to which
 the date is January 15,
 1999

                              CHEAP TICKETS, INC.

                                 BALANCE SHEETS

               December 31, 1996 and 1997 and September 30, 1998

                                                December 31,
                                           -----------------------   September
                                              1996        1997       30, 1998
                                           ----------  -----------  -----------
                                                                    (Unaudited)
             Assets (Note 3)
Current Assets:
  Cash and cash equivalents..............  $1,583,284  $ 6,254,406  $ 9,232,480
  Trade accounts and other receivables...   1,066,168      663,969    1,793,229
  Refundable income taxes................         --       663,209       75,601
  Ticket inventories.....................     262,769      119,771      399,012
  Other current assets...................     142,062      259,719      514,424
                                           ----------  -----------  -----------
    Total current assets.................   3,054,283    7,961,074   12,014,746
Property and equipment, net (Note 2).....   2,230,994    2,520,046    2,705,400
Property held for sale...................     550,000      550,000          --
Other assets.............................     163,395      172,470      182,994
                                           ----------  -----------  -----------
                                           $5,998,672  $11,203,590  $14,903,140
                                           ==========  ===========  ===========
  Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable.......................  $1,869,108  $ 4,385,778  $ 6,133,254
  Accrued expenses and other
   liabilities...........................     343,760      557,528    1,273,127
  Current installments of long-term debt
   (Note 3)..............................      78,749      528,825      190,830
  Current installments of capital lease
   obligations (Note 8)..................      95,950      132,722      170,707
  Income taxes payable...................     200,336          --           --
                                           ----------  -----------  -----------
    Total current liabilities............   2,587,903    5,604,853    7,767,918
Long-term debt, excluding current
 installments (Notes 3 and 10)...........   1,355,175      598,139      637,485
Capital lease obligations, excluding
 current installments (Note 8)...........     359,356      349,542      460,397
Other noncurrent liabilities.............     152,646      217,598      132,456
                                           ----------  -----------  -----------
    Total liabilities....................   4,455,080    6,770,132    8,998,256
                                           ----------  -----------  -----------
Commitments (Notes 7, 8 and 12)
Mandatorily redeemable cumulative
 preferred stock, $1 par value (aggregate
 involuntary liquidation preference of
 $4,250,000, plus unpaid cumulative
 dividends). Issued and outstanding
 425,000 shares at December 31, 1997 and
 September 30, 1998 (Note 4).............         --     3,621,896    4,007,495
                                           ----------  -----------  -----------
Stockholders' Equity (Notes 4, 5, 11 and
 12):
  Preferred stock, $1 par value.
   Authorized 5,000,000 shares; issued
   and outstanding 425,000 shares of
   mandatorily redeemable cumulative
   preferred stock at December 31, 1997
   and September 30, 1998................         --           --           --
  Common stock, $.01 par value.
   Authorized 5,000,000 shares; issued
   and outstanding 1,060,523 shares at
   December 31, 1996 and 1997 and
   1,033,834 shares at September 30,
   1998..................................       1,053       10,605       10,338
  Additional paid-in capital.............      45,842      547,017      550,937
  Unearned compensation..................     (42,071)     (19,127)     (24,805)
  Retained earnings......................   1,538,768      273,067    1,360,919
                                           ----------  -----------  -----------
    Total stockholders' equity...........   1,543,592      811,562    1,897,389
                                           ----------  -----------  -----------
                                           $5,998,672  $11,203,590  $14,903,140
                                           ==========  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                            STATEMENTS OF OPERATIONS

                  Years Ended December 31, 1995, 1996 and 1997
               and Nine Months Ended September 30, 1997 and 1998

                                                                       Nine Months Ended
                                Years Ended December 31,                 September 30,
                          ---------------------------------------  --------------------------
                             1995          1996          1997          1997          1998
                          -----------  ------------  ------------  ------------  ------------
                                                                          (Unaudited)
Supplemental Information
 (unaudited)
 (Note 1):
 Gross bookings.........  $91,994,257  $105,944,252  $153,673,826  $112,084,284  $199,114,820
                          ===========  ============  ============  ============  ============
Results of Operations:
Non-published fares.....  $66,340,289  $ 58,981,893  $ 96,379,304  $ 73,713,379  $122,994,328
Published fare
 commissions and
 bonuses................    2,737,891     5,613,761     6,470,082     4,674,229     8,053,344
                          -----------  ------------  ------------  ------------  ------------
 Net revenues...........   69,078,180    64,595,654   102,849,386    78,387,608   131,047,672
Cost of sales...........   56,423,819    49,167,998    81,370,511    61,984,290   104,547,056
                          -----------  ------------  ------------  ------------  ------------
Gross profit............   12,654,361    15,427,656    21,478,875    16,403,318    26,500,616
Selling, general and
 administrative expenses
 (Notes 10 and 11)......   11,920,732    14,351,321    23,091,193    16,561,749    24,092,620
                          -----------  ------------  ------------  ------------  ------------
Net operating income
 (loss).................      733,629     1,076,335    (1,612,318)     (158,431)    2,407,996
Other income
 (deductions):
 Cost of abandoned
  financing (Note 9)....     (622,156)          --            --            --            --
 Provision for decline
  in value of property
  held for sale.........      (94,904)          --            --            --            --
 Gain (loss) on sale or
  disposal of property
  and equipment.........      (64,693)        3,680        (2,164)       (2,164)      (48,786)
 Interest income........      101,949        81,987       183,723        98,057       268,866
 Interest expense.......      (62,203)      (91,488)     (185,428)     (139,997)     (117,955)
 Other, net.............       32,172        42,185           994        14,446       (12,746)
                          -----------  ------------  ------------  ------------  ------------
                             (709,835)       36,364        (2,875)      (29,658)       89,379
                          -----------  ------------  ------------  ------------  ------------
Earnings (loss) before
 income taxes...........       23,794     1,112,699    (1,615,193)     (188,089)    2,497,375
Income taxes (Note 6)...        6,584       438,997      (606,633)      (77,116)    1,023,924
                          -----------  ------------  ------------  ------------  ------------
Net earnings (loss).....  $    17,210  $    673,702  $ (1,008,560) $   (110,973) $  1,473,451
                          ===========  ============  ============  ============  ============
Basic earnings (loss)
 per common share.......  $      0.02  $       0.63  $      (1.14) $      (0.22) $       1.00
                          ===========  ============  ============  ============  ============
Average common shares
 outstanding............    1,054,344     1,065,020     1,107,723     1,107,723     1,089,930
                          ===========  ============  ============  ============  ============
Diluted earnings (loss)
 per common share.......  $      0.02  $       0.63  $      (1.14) $      (0.22) $       0.84
                          ===========  ============  ============  ============  ============
Average diluted common
 shares outstanding.....    1,054,344     1,065,020     1,107,723     1,107,723     1,302,034
                          ===========  ============  ============  ============  ============


    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1995, 1996 and 1997
              and Nine Months Ended September 30, 1998 (Unaudited)

                                   Additional                              Total
                          Common    Paid-In     Unearned    Retained   Stockholders'
                           Stock    Capital   Compensation  Earnings      Equity
                          -------  ---------- ------------ ----------  -------------
Balance at December 31,
 1994...................  $ 1,000   $    --     $    --    $  847,856   $  848,856
  Net earnings..........      --         --          --        17,210       17,210
                          -------   --------    --------   ----------   ----------
Balance at December 31,
 1995...................    1,000        --          --       865,066      866,066
  Net earnings..........      --         --          --       673,702      673,702
  Issuance of common
   stock (Note 11)......       53     45,842     (45,895)         --           --
  Amortization of
   unearned compensation
   (Note 11)............      --         --        3,824          --         3,824
                          -------   --------    --------   ----------   ----------
Balance at December 31,
 1996...................    1,053     45,842     (42,071)   1,538,768    1,543,592
  Net loss..............      --         --          --    (1,008,560)  (1,008,560)
  Issuance of warrants
   (Note 4).............      --     510,652         --           --       510,652
  Accretion to
   mandatorily
   redeemable cumulative
   preferred stock
   redemption price
   (Note 4).............      --         --          --       (87,066)     (87,066)
  1000-for-1 common
   stock split (Note
   4)...................    9,477     (9,477)        --           --           --
  Stock dividend (Note
   4)...................       75        --          --           (75)         --
  Accrual of dividends
   on mandatorily
   redeemable cumulative
   preferred stock (Note
   4)...................      --         --          --      (170,000)    (170,000)
  Amortization of
   unearned compensation
   (Note 11)............      --         --       22,944          --        22,944
                          -------   --------    --------   ----------   ----------
Balance at December 31,
 1997...................   10,605    547,017     (19,127)     273,067      811,562
  Net earnings..........      --         --          --     1,473,451    1,473,451
  Accretion to
   mandatorily
   redeemable cumulative
   preferred stock
   redemption price
   (Note 4).............      --         --          --      (130,599)    (130,599)
  Accrual of dividends
   on mandatorily
   redeemable preferred
   stock (Note 4).......      --         --          --      (255,000)    (255,000)
  Reversal of
   amortization of
   unearned compensation
   (Note 11)............      --         --       (3,820)         --        (3,820)
  Forfeiture of common
   stock (Note 11)......     (267)   (22,680)     22,947          --           --
  Stock option
   compensation (Note
   12)..................      --      26,600     (26,600)         --           --
  Amortization of
   unearned stock option
   compensation.........      --         --        1,795          --         1,795
                          -------   --------    --------   ----------   ----------
Balance at September 30,
 1998 (unaudited).......  $10,338   $550,937    $(24,805)  $1,360,919   $1,897,389
                          =======   ========    ========   ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                            STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 1995, 1996 and 1997
               and Nine Months Ended September 30, 1997 and 1998

                                                                Nine Months Ended
                             Years Ended December 31,             September 30,
                         -----------------------------------  ----------------------
                            1995        1996        1997         1997        1998
                         ----------  ----------  -----------  ----------  ----------
                                                                   (Unaudited)
Cash flows from
 operating activities:
 Net earnings (loss)...  $   17,210  $  673,702  $(1,008,560) $ (110,973) $1,473,451
 Adjustments to
  reconcile net
  earnings (loss) to
  net cash provided by
  operating activities:
   Deferred income
    taxes..............     (43,666)     11,263      (19,053)     (2,422)     10,819
   Depreciation and
    amortization.......     111,216     204,552      370,237     250,971     411,325
   Stock option
    compensation.......         --          --           --          --        1,795
   Stock compensation
    expense (benefit)..         --        3,824       22,944      17,200      (3,820)
   Loss (gain) on sale
    or disposal of
    property and
    equipment..........      64,693      (3,680)       2,164       2,164      48,786
   Provision for
    decline in value of
    property held for
    sale...............      94,904         --           --          --          --
   Changes in -
     Trade accounts and
      other
      receivables......    (317,784)   (632,912)     152,199    (377,613) (1,129,260)
     Refundable income
      taxes............     (39,004)     39,004     (663,209)   (125,980)    587,608
     Ticket
      inventories......      65,906    (260,023)     142,998     231,939    (279,241)
     Other current
      assets...........      12,800     (42,540)    (105,790)   (258,666)   (214,881)
     Other noncurrent
      assets...........     (18,636)    (67,924)     (26,267)     39,822     (10,524)
     Accounts payable..     498,797     384,344    2,516,670   4,000,634   1,747,476
     Income taxes
      payable..........         --      200,336     (200,336)   (200,336)        --
     Accrued expenses
      and other
      liabilities......     220,053    (137,830)     213,768     306,904     715,599
     Other noncurrent
      liabilities......     (15,591)     38,440       64,952     (19,794)   (135,785)
                         ----------  ----------  -----------  ----------  ----------
      Net cash provided
       by operating
       activities......     650,898     410,556    1,462,717   3,753,850   3,223,348
                         ----------  ----------  -----------  ----------  ----------
Cash flows from
 investing activities:
 Capital expenditures..    (367,180) (1,295,832)    (496,406)   (135,319)   (342,215)
 Proceeds from sale of
  property and
  equipment............         --       36,349       10,075         --      501,214
                         ----------  ----------  -----------  ----------  ----------
 Net cash provided by
  (used in) investing
  activities...........    (367,180) (1,259,483)    (486,331)   (135,319)    158,999
                         ----------  ----------  -----------  ----------  ----------
Cash flows from
 financing activities:
 Proceeds from issuance
  of mandatorily
  redeemable cumulative
  preferred stock and
  common stock
  warrants, net........         --          --     3,875,482   3,875,482         --
 Increase (decrease) in
  bank overdraft.......     233,777    (233,777)         --          --          --
 Proceeds from issuance
  of long-term debt....         --      928,213          --          --      307,200
 Principal payments on
  long-term debt.......    (130,103)    (54,019)     (56,960)    (43,922)   (605,849)
 Proceeds from issuance
  of other debt........         --          --       500,000     500,000         --
 Principal payments on
  other debt...........     (37,678)        --      (500,000)        --          --
 Principal payments on
  capital lease
  obligations..........         --      (46,117)    (123,786)    (91,787)   (105,624)
                         ----------  ----------  -----------  ----------  ----------
   Net cash provided by
    (used in) financing
    activities.........      65,996     594,300    3,694,736   4,239,773    (404,273)
                         ----------  ----------  -----------  ----------  ----------
   Net increase
    (decrease) in cash
    and cash
    equivalents........     349,714    (254,627)   4,671,122   7,858,304   2,978,074
Cash and cash
 equivalents at
 beginning of period...   1,488,197   1,837,911    1,583,284   1,583,284   6,254,406
                         ----------  ----------  -----------  ----------  ----------
Cash and cash
 equivalents at end of
 period................  $1,837,911  $1,583,284  $ 6,254,406  $9,441,588  $9,232,480
                         ==========  ==========  ===========  ==========  ==========

    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                  Years Ended December 31, 1995, 1996 and 1997
               and Nine Months Ended September 30, 1997 and 1998

Noncash investing and financing activities:

    In the nine months ended September 30, 1998, the Company recorded $26,600 as unearned compensation in connection with its stock option plan for options granted through June 1998 (see Note 12).

    In June 1997, the Company satisfied a debt obligation of $250,000 by offsetting such amount with an equal amount of incentive reimbursements receivable (see Note 10).

    Capital lease obligations of $501,423 and $150,744 were incurred in the years ended December 31, 1996 and 1997, respectively, when the Company entered into leases for new equipment. During the nine months ended September 30, 1997 and 1998, new capital lease obligations amounted to $150,744 and $254,464, respectively.

    In 1996, the Company recorded $45,895 as unearned compensation in connection with the issuance of 53 shares of common stock under a stock compensation arrangement (see Note 11).

    The Company accrued dividends of $170,000 on mandatorily redeemable preferred stock for the year ended December 31, 1997 and $75,000 and $255,000 for the nine months ended September 30, 1997 and 1998, respectively.

Supplemental cash flow information:

    The Company paid interest of $62,203, $91,488 and $185,428 for the years ended December 31, 1995, 1996 and 1997, respectively, and $139,997 and $117,955 for the nine months ended September 30, 1997 and 1998, respectively. The Company paid income taxes, net of refunds received, of $70,139, $188,394 and $275,965 for the years ended December 31, 1995, 1996 and 1997, respectively, and $425,496 for the nine months ended September 30, 1998. No income taxes were paid during the nine months ended September 30, 1997.



    The accompanying notes are an integral part of the financial statements.

                              CHEAP TICKETS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Business

   Cheap Tickets, Inc. (Company) was incorporated under the laws of the state of Hawaii on August 20, 1986, for the primary purpose of providing travel services, including airline tickets, cruise tickets, auto rentals, hotel reservations and other travel products. The Company operates in Hawaii, California, New York and Washington, with approximately 18%, 18% and 10% of sales activity to customers residing in the state of Hawaii for the years ended December 31, 1995, 1996 and 1997, respectively, and 12% and 9% for the nine months ended September 30, 1997 and 1998, respectively. The Company deals with over 100 airline carriers. Gross bookings through three of these airline carriers accounted for approximately 79%, 48% and 46% of the Company's sales activity for the years ended December 31, 1995, 1996 and 1997, respectively, and 48% and 39% for the nine months ended September 30, 1997 and 1998, respectively.

Cash Equivalents

   The Company considers all highly liquid debt securities with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1996 and 1997 and September 30, 1998.

Trade Accounts and Other Receivables

   Trade accounts and other receivables primarily consist of commissions and volume bonuses from travel service providers. There were no allowances for doubtful accounts receivable at December 31, 1996 and 1997 and September 30, 1998.

Ticket Inventories

   Ticket inventories, consisting of prepaid Hawaii inter-island airline coupons, are stated at the lower of cost or market. The Company does not carry any other airline ticket inventories. Inventory cost is the acquisition price of the coupons or tickets. The specific identification method is used to determine the basis of inventory and cost of coupons or tickets removed from inventory.

Property and Equipment

   Property and equipment are carried at cost. Equipment held under capital leases is stated at the lower of the present value of minimum lease payments or estimated fair value of the equipment at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements and equipment held under capital leases are amortized on the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

   The estimated depreciable lives of major classes of property and equipment are as follows:

      Building and improvements................................... 40 years
      Leasehold improvements...................................... 5 to 40 years
      Furniture, fixtures and office equipment.................... 5 to 7 years
      Computer equipment.......................................... 3 to 5 years
      Vehicles.................................................... 5 years

Property Held for Sale

   In 1995, the Company moved its Hawaii operations to larger leased premises. The Company's commercial condominium office facility from which it moved, was held for sale at December 31, 1997. This property is

                              CHEAP TICKETS, INC.

stated at estimated fair value, less costs to sell. A write-down of $94,904 was recorded in 1995. The property was sold in August 1998 and a loss of $49,000 was recorded thereon.

Revenue Recognition

   Revenues consist of non-published fares, commissions and overrides on published fares, and volume bonuses from a travel service network. Non-published fares are fares that are bought by the Company under negotiated net fare contracts from various airline carriers and other travel service providers and resold to consumers at fares determined by the Company generally at a significant discount off published fares. The Company also sells travel services at regular published fares and earns a commission on such sales.

   The Company recognizes revenues and commissions when earned, which is at the time the reservation is ticketed and payment is received. Such revenues are reported net of an allowance for cancellations and refunds. Due to the restrictive nature of the Company's sales, which are generally noncancelable and nonrefundable, cancellations and refunds are not significant.

   Volume bonus and override revenues are recognized at the end of each monthly or quarterly measurement period if the specified target has been achieved.

Supplemental Information (Unaudited)

   Gross bookings represent the sum of the retail price of non-published fares sold and the retail price of published fares that are sold on a commission basis. This information does not affect the Company's operating results. Disclosure of gross bookings is not required by generally accepted accounting principles ("GAAP"). Gross bookings are not included in revenues or operating results, and should not be considered in isolation or as a substitute for other information prepared in accordance with generally accepted accounting principles. Management uses gross bookings for various management purposes, including as a measure of general business activity, success of promotional efforts, capacity to handle customer demand and efficiency of reservation agents. In addition, management believes that gross bookings provide a useful comparison between historical periods, and that period-to-period changes in such information are a useful measure of market acceptance of the Company's products.

Advertising

   Advertising costs are expensed as incurred. Advertising expenses amounted to $1,311,752, $1,453,392 and $2,495,325 for the years ended December 31, 1995,
1996 and 1997, respectively, and $1,610,191 and $2,321,504 for the nine months ended September 30, 1997 and 1998, respectively.

Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                              CHEAP TICKETS, INC.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

   The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective January 1, 1997. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the estimated fair value of property held for sale, the valuation allowance for deferred tax assets and the allowance for doubtful receivables. Management believes that such provisions and allowances have been appropriately determined in accordance with generally accepted accounting principles.

Fair Value of Financial Instruments

   The fair values of the Company's long-term debt approximates carrying values based on current financing for similar loans available to the Company.

Accounting for Stock Based Compensation

   The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations, as permitted by SFAS No. 123 "Accounting for Stock Based Compensation."

Per Share Data

   In 1997 the Company adopted SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. Prior period earnings per share data has been presented in accordance with the provisions of SFAS No. 128.

                              CHEAP TICKETS, INC.

   The following is a reconciliation of the numerator and denominators of the basic and diluted earnings (loss) per common share:

                                             Income        Shares     Per Share
          Years ended December 31,         (Numerator)  (Denominator)  Amount
          ------------------------         -----------  ------------- ---------
   1995:
   Basic
     Income available to common shares...  $    17,210    1,054,344    $ 0.02
                                                                       ======
   Effect of dilutive securities.........          --           --
                                           -----------    ---------
   Diluted
     Net income and assumed conversions..  $    17,210    1,054,344    $ 0.02
                                           ===========    =========    ======
                                             Income        Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                           -----------  ------------- ---------
   1996:
   Basic
     Income available to common shares...  $   673,702    1,065,020    $ 0.63
                                                                       ======
   Effect of dilutive securities.........          --           --
                                           -----------    ---------
   Diluted
     Net income and assumed conversions..  $   673,702    1,065,020    $ 0.63
                                           ===========    =========    ======
                                             Income        Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                           -----------  ------------- ---------
   1997:
   Basic
     Net loss............................  $(1,008,560)
     Preferred dividends.................     (170,000)
     Accretion of mandatorily redeemable
      cumulative preferred stock
      discount...........................      (87,066)
                                           -----------
     Loss available to common shares.....   (1,265,626)   1,107,723    $(1.14)
                                                                       ======
   Effect of dilutive securities.........          --           --
                                           -----------    ---------
   Diluted
     Net loss and assumed conversions....  $(1,265,626)   1,107,723    $(1.14)
                                           ===========    =========    ======

                              CHEAP TICKETS, INC.

                                              Income        Shares     Per Share
Nine Months Ended September 30,             (Numerator)  (Denominator)  Amount
-------------------------------             -----------  ------------- ---------
1997:
Basic
  Net loss................................. $ (110,973)
  Preferred dividends......................    (85,000)
  Accretion of mandatorily redeemable
   cumulative preferred stock discount.....    (43,533)
                                            ----------
  Loss available to common shares..........   (239,506)    1,107,723    $(0.22)
                                                                        ======
Effect of dilutive securities..............        --            --
                                            ----------     ---------
Diluted
  Net loss and assumed conversions......... $ (239,506)    1,107,723    $(0.22)
                                            ==========     =========    ======
                                              Income        Shares     Per Share
                                            (Numerator)  (Denominator)  Amount
                                            -----------  ------------- ---------
1998:
Basic
  Net income............................... $1,473,451
  Preferred dividends......................   (255,000)
  Accretion of mandatorily redeemable
   cumulative preferred stock discount.....   (130,599)
                                            ----------
  Income available to common shares........  1,087,852     1,089,930    $ 1.00
                                                                        ======
Effect of dilutive securities:
  Common stock warrants....................        --        212,104
                                            ----------     ---------
Diluted
  Net income and assumed conversions....... $1,087,852     1,302,034    $ 0.84
                                            ==========     =========    ======

   Net earnings (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Warrants to purchase 212,104 shares of common stock were outstanding in 1997 but were not included in the computation of diluted loss per share for the year ended December 31, 1997 and nine months ended September 30, 1997 since it would have had an antidilutive effect. Such warrants had a dilutive effect in the nine months ended September 30, 1998.

   The Company has computed common and common equivalent shares in determining the number of shares used in calculating net earnings (loss) per share for all periods presented pursuant to the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83. SAB 83 requires the Company to include all common shares and common share equivalents issued during the twelve month period preceding the filing date of an initial public offering in its calculation of the number of shares used to determine net earnings (loss) per share as if the common share equivalents had been outstanding for all periods presented. Accordingly, 47,200 stock options issued in 1998 are reflected as if they had been outstanding since 1995.

New Pronouncements

   In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

                              CHEAP TICKETS, INC.

SFAS No. 131 requires disclosures regarding segments of an enterprise and related information that reflects the different types of business activities in which the enterprise engages and the different economic environments in which it operates. The adoption of SFAS No. 130 in 1998 did not have an effect on the Company's financial statements since the Company does not have elements of comprehensive income other than net earnings. The effect of implementing SFAS No. 131, which is applicable to public companies, has not been determined since the Company is privately owned.

   In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardized the disclosure requirements for pension and other postretirement benefits. The Company plans to implement SFAS No. 132 (which does not change existing measurement or recognition standards for the Company's defined contribution plan) in its financial statements for the year ending December 31, 1998. The adoption of this standard is not expected to have a material effect on the Company's financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Currently, the Company does not hold derivative instruments or engage in hedging activities. The adoption of this standard is not expected to have a material effect on the Company's financial statements.

   In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In April 1998, the AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." These standards are effective for the Company's year ending December 31, 1999. The Company has not determined the impact of the implementation of these pronouncements.

Reclassifications

   Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform with the 1997 presentation. These reclassifications had no effect on net earnings as previously reported.

Unaudited Interim Financial Information

   The accompanying interim financial statements as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998 together with the related notes are unaudited but include all adjustments consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, its financial position, results of operations and cash flows for such periods. Results for the nine months ended September 30, 1997 and 1998 are not necessarily indicative of results for the entire year. Historically, the fourth quarter of the year generally reflects slower business activity due to the seasonality of the Company's business.

                              CHEAP TICKETS, INC.

2. Property and Equipment

   A summary of property and equipment at December 31, 1996 and 1997 and September 30, 1998 is as follows:

                                               December 31,
                                           --------------------- September 30,
                                              1996       1997        1998
                                           ---------- ---------- -------------
   Land................................... $  158,239 $  158,239  $  158,239
   Building and improvements..............    746,011    741,761     741,761
   Leasehold improvements.................    283,451    339,807     341,626
   Furniture, fixtures and office
    equipment (Note 8)....................  1,524,236  2,089,861   2,660,114
   Vehicles...............................    120,903    122,916     122,916
                                           ---------- ----------  ----------
                                            2,832,840  3,452,584   4,024,656
   Less accumulated depreciation and
    amortization..........................    601,846    932,538   1,319,256
                                           ---------- ----------  ----------
                                           $2,230,994 $2,520,046  $2,705,400
                                           ========== ==========  ==========

   Depreciation and amortization amounted to $111,216, $204,552 and $370,237 for the years ended December 31, 1995, 1996 and 1997, respectively, and $250,971 and $411,325 for the nine months ended September 30, 1997 and 1998, respectively.

                              CHEAP TICKETS, INC.

3. Debt

   Long-term debt at December 31, 1996 and 1997 and September 30, 1998 consists of the following:

                                                 December 31,
                                             ---------------------
                                                                   September 30,
                                                1996       1997        1998
                                             ---------- ---------- -------------
Bank Debt-
3.08% above an indexed rate (total rate of
 9% at December 31, 1997 and September 30,
 1998) note payable in monthly installments
 of $6,056 including interest, due April 1,
 2012, collateralized by a first mortgage
 on land and building......................  $  604,475 $  585,816   $570,395
1.5% above bank's base rate (total rate of
 10.5% at December 31, 1997) mortgage note,
 payable in monthly installments of $6,000
 including interest, due December 1, 1998,
 collateralized by a commercial condominium
 with a carrying value of $550,000 (see
 Note 1)*..................................     516,229    496,316        --
10% note payable in monthly installments of
 $1,413 including interest, balance due
 January 26, 2001, collateralized by a
 vehicle...................................      56,571     44,832     35,172
1.75% above bank's preferred base rate
 note, paid in 1997........................       6,649        --         --
Other-
8.25% note payable in monthly installments
 of $13,930 including interest, due
 February 28, 2000.........................         --         --     222,748
1% promissory note, satisfied in 1997 (see
 Note 10)..................................     250,000        --         --
                                             ---------- ----------   --------
  Total long-term debt.....................   1,433,924  1,126,964    828,315
Less current installments of long-term
 debt......................................      78,749    528,825    190,830
                                             ---------- ----------   --------
Long-term debt, excluding current
 installments..............................  $1,355,175 $  598,139   $637,485
                                             ========== ==========   ========

--------
* The 1.5% above the bank's base rate mortgage note payable is collateralized by property held for sale as of December 31, 1997. Upon sale of the property in August 1998, the unpaid balance of the mortgage note was repaid.

   The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1997, and thereafter, are as follows:

   Year ending December 31
     1998............................................................ $  528,825
     1999............................................................     36,975
     2000............................................................     40,639
     2001............................................................     28,794
     2002............................................................     29,622
     Thereafter......................................................    462,109
                                                                      ----------
                                                                      $1,126,964
                                                                      ==========

                              CHEAP TICKETS, INC.

   The Company has available a $3,000,000 credit facility with a bank expiring on December 5, 1999. Borrowings under the credit facility accrue interest at either (1) the bank's base rate (8.5% at December 31, 1997 and 8.25% at September 30, 1998) or (2) LIBOR plus an applicable margin, as defined, at the Company's option. The credit facility is collateralized by deposit accounts with the bank, accounts receivable, inventory, furniture and equipment and intangible assets. The credit facility contains restrictive covenants which include requirements to maintain minimum tangible net worth and meet certain financial ratios. There were no outstanding borrowings under the credit facility at December 31, 1997 and September 30, 1998.

4. Mandatorily Redeemable Cumulative Preferred Stock

   In July 1997, the Company issued and sold 425,000 shares of mandatorily redeemable cumulative preferred stock, with detachable warrants to purchase an aggregate of 212,104 shares of common stock of the Company at $0.01 per share, in exchange for cash consideration of $4,250,000 (the "Equity Transaction").

   The net proceeds of $3,875,482, after reflecting transaction costs of $374,518, were allocated between the warrants and the mandatorily redeemable cumulative preferred stock based on their relative fair values, resulting in an allocation of $510,652 and $3,364,830 to the warrants and preferred stock, respectively. The value attributable to the warrants was recorded as additional paid-in capital. The excess of the redemption value of the preferred stock of $4,250,000 over the initial carrying value of $3,364,830 is being accreted by periodic charges to retained earnings through July 25, 2002. The accretion amounted to $87,066 for the year ended December 31, 1997 and $43,533 and $130,599 for the nine months ended September 30, 1997 and 1998, respectively.

   In connection with the Equity Transaction, 141,403 shares of common stock were reserved for issuance under an incentive stock option plan (Plan) established in February 1998.

   The preferred stock has a par value of $1 per share, is nonvoting and accrues cumulative annual dividends of $.80 per share. The dividends are payable in quarterly installments commencing on July 25, 2002. Undeclared cumulative dividends amounted to $170,000 and $425,000 as of December 31, 1997 and September 30, 1998, respectively, and have been accrued as an addition to preferred stock in the accompanying balance sheet. The preferred stock has a liquidation preference such that in the event of any liquidation, dissolution or winding up of the Company, the preferred stockholders will be entitled to redeem each share for $10, plus all accrued and unpaid dividends thereon as of the liquidation date before any distribution to other stockholders. Accordingly, retained earnings may be restricted at the liquidation date if the amounts due to the preferred stockholders exceed the carrying value of the preferred stock.

   Mandatory quarterly redemption of the lesser of one-twelfth of the largest number of shares of preferred stock outstanding at any time prior to July 25, 2002, or the number of shares outstanding on such scheduled redemption date, commences on July 25, 2002, at $10 per share, plus accrued and unpaid dividends thereon. Upon the closing of an initial public offering of the Company's common stock, the sale of substantially all of the assets of the Company, or consolidation or merger involving the Company, the Company will be required to redeem all outstanding shares of the preferred stock, plus all accrued and unpaid dividends thereon. The Company also has the option to redeem all or part of the outstanding shares of preferred stock at any time for $10 per share, plus accrued and unpaid dividends thereon as of the date the Company decides to redeem such shares. All redemptions will be settled with cash. The Company does not have the option to settle redemptions with common stock.

                              CHEAP TICKETS, INC.

   Redemption requirements, excluding accrued and unpaid dividends, subsequent to December 31, 1997 are as follows:

   1998.............................................................. $      --
   1999..............................................................        --
   2000..............................................................        --
   2001..............................................................        --
   2002..............................................................    354,167
   Thereafter........................................................  3,895,833
                                                                      ----------
                                                                      $4,250,000
                                                                      ==========

5. Stockholders' Equity

Common Stock Warrants

   The detachable common stock warrants issued in conjunction with the mandatorily redeemable cumulative preferred stock (see Note 4) are currently exercisable and provide the preferred stockholders the option to purchase an aggregate of 212,104 shares of common stock of the Company at $0.01 per share. The number of shares purchasable on the exercise of the warrants will be proportionately adjusted in the event of stock dividends, distributions, subdivisions, combinations, or other changes in common stock, warrants, issuance of convertible securities or other rights, as more fully described in the warrant agreement. Appropriate adjustments will also be made to the purchase price payable per share, but the aggregate purchase price payable of $2,121 shall remain the same. The warrants expire on July 15, 2002, except that the warrants terminate immediately upon the closing of an initial public offering of the Company's common stock, the sale of substantially all of the assets of the Company, or the consolidation or merger of the Company in which at least 50% of the voting power of the company is transferred. In addition to any adjustments made to the number of shares purchasable as previously described, if immediately prior to the first to occur of an initial public offering, a sale or an acquisition (each, a "Transfer") and if the value of the consideration to be received by the warrant holder for its shares (assuming exercise of the warrant) in connection with the Transfer plus all dividends received by the warrant holder on its preferred stock as of the date of the Transfer are less than the redemption value of the warrant holder's preferred stock multiplied by 1.25n, where n equals the number of years (rounded to the nearest one hundredth of a year) between the date of the Transfer and the issue date of the warrant, then the number of shares purchasable on the exercise of the warrant shall be increased to eliminate such deficiency. The increase necessary to eliminate such deficiency may not result in the warrant holders owning over 30% of the common stock on a fully diluted basis as of the date of the Transfer. In such case, all additional sums necessary to eliminate such deficiency shall be paid by the Company to the warrant holder in cash upon, and as a condition to the consummation of, the Transfer.

Common Stock

   On June 24, 1997, the Company's Board of Directors approved an amendment to the Company's articles of incorporation wherein the authorized common stock of the Company was increased from 5,000 shares at $1 par value to 5,000,000 shares at $0.01 par value, and to effect a 1000-for-1 stock split. As a result of this action, 1,051,947 additional common stock shares were issued to shareholders. In connection with the stock split, $9,477 was transferred to common stock from additional paid-in capital, representing the adjustment to reflect the aggregate common stock par value subsequent to the aforementioned amendment.

   Subsequent to the stock split, a dividend amounting to 7,523 shares of common stock was declared and issued to the common stockholders on a pro rata basis so that the common stock warrants, if and when

                              CHEAP TICKETS, INC.

exercised, would reflect a 15% common equity interest, considering the shares of common stock outstanding and the 141,403 shares of common stock to be reserved for issuance under the proposed management incentive stock option plan.

   In these financial statements, all per share amounts and number of shares have been restated to reflect the stock split and stock dividend described above.

   As described in Note 11, 26,689 shares were forfeited by an officer upon his resignation in March 1998.

   In connection with an anticipated initial public offering of its common stock, the Company plans to reincorporate under the laws of the state of Delaware in 1999. This reincorporation is expected to impact the Company's par value per share but not the number of shares authorized, issued or outstanding.

Restriction on Declaration and Payment of Dividends

   In connection with the Equity Transaction, written approval from a majority of the holders of preferred stock, common stock warrants, and common stock issued upon exercise of warrants, is required for the declaration or payment of dividends to common stockholders.

6. Income Taxes

   Income tax expense (benefit) for the years ended December 31, 1995, 1996 and 1997 and nine months ended September 30, 1997 and 1998 is as follows:

                                               Federal     State      Total
                                              ---------  ---------  ----------
   Years ended December 31:
     1995:
       Current............................... $  37,848  $  12,402  $   50,250
       Deferred..............................   (34,787)    (8,879)    (43,666)
                                              ---------  ---------  ----------
                                              $   3,061  $   3,523  $    6,584
                                              =========  =========  ==========
     1996:
       Current............................... $ 340,761  $  86,973  $  427,734
       Deferred..............................     8,889      2,374      11,263
                                              ---------  ---------  ----------
                                              $ 349,650  $  89,347  $  438,997
                                              =========  =========  ==========
     1997:
       Current............................... $(468,136) $(119,444) $ (587,580)
       Deferred..............................   (15,465)    (3,588)    (19,053)
                                              ---------  ---------  ----------
                                              $(483,601) $(123,032) $ (606,633)
                                              =========  =========  ==========
   Nine months ended September 30:
     1997:
       Current............................... $ (59,510) $ (15,184) $  (74,694)
       Deferred..............................    (1,966)      (456)     (2,422)
                                              ---------  ---------  ----------
                                              $ (61,476) $ (15,640) $  (77,116)
                                              =========  =========  ==========
     1998:
       Current............................... $ 798,939  $ 214,166  $1,013,105
       Deferred..............................     8,406      2,413      10,819
                                              ---------  ---------  ----------
                                              $ 807,345  $ 216,579  $1,023,924
                                              =========  =========  ==========

                              CHEAP TICKETS, INC.

   Deferred tax benefit for the year ended December 31, 1997 and the nine months ended September 30, 1997 includes the tax benefit of operating loss carryforwards of $36,247 and $4,204, respectively.

   The actual income tax expense (benefit) for the years ended December 31, 1995, 1996 and 1997 and nine months ended September 30, 1997 and 1998 differed from the expected income tax expense (benefit) computed by applying the U.S. federal income tax rate of 34% to earnings (loss) before income taxes due to the following:

                                                               Nine Months
                               Years Ended December 31,    Ended September 30,
                               --------------------------  --------------------
                                1995     1996     1997       1997       1998
                               ------  -------- ---------  --------  ----------
Federal "expected" income tax
 expense (benefit)...........  $8,090  $378,318 $(549,166) $(63,950) $  849,108
State franchise and income
 taxes, net of federal income
 tax effect..................     625    60,679   (81,201)   (9,456)    147,345
Other........................  (2,131)      --     23,734    (3,710)     27,471
                               ------  -------- ---------  --------  ----------
                               $6,584  $438,997 $(606,633) $(77,116) $1,023,924
                               ======  ======== =========  ========  ==========

   The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 and September 30, 1998 are presented below:

                                                 December 31,
                                               ------------------  September 30,
                                                 1996      1997        1998
                                               --------  --------  -------------
Deferred tax assets:
  Allowance for decline in value of property
   held for sale, not deductible for tax
   purposes..................................  $ 38,121  $ 38,121    $    --
  Accrued rent not deductible for tax
   purposes..................................    35,531    27,203      23,246
  Accrued vacation not deductible for tax
   purposes..................................    19,344    31,211     105,403
  Other......................................       --        --       10,074
  Net operating loss carryforwards...........       --     36,247         --
                                               --------  --------    --------
    Total gross deferred tax assets..........    92,996   132,782     138,723
                                               --------  --------    --------
Deferred tax liabilities:
  Plant and equipment, principally due to
   difference between accumulated accounting
   and tax depreciation and amortization.....   (29,412)  (59,662)    (83,963)
  Unearned compensation, deductible for for
   tax purposes..............................   (17,058)   (7,541)        --
                                               --------  --------    --------
    Total gross deferred tax liabilities.....   (46,470)  (67,203)    (83,963)
                                               --------  --------    --------
    Net deferred tax asset...................  $ 46,526  $ 65,579    $ 54,760
                                               ========  ========    ========
Deferred tax assets and liabilities are
 presented in the accompanying balance sheets
 as follows:
  Other current assets.......................  $ 19,344  $ 31,211    $105,403
  Other noncurrent assets....................    27,182    34,368         --
  Other noncurrent liabilities...............       --        --      (50,643)
                                               --------  --------    --------
                                               $ 46,526  $ 65,579    $ 54,760
                                               ========  ========    ========

   There was no valuation allowance provided for deferred tax assets as of December 31, 1995, 1996 and 1997 and September 30, 1998. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The

                              CHEAP TICKETS, INC.

ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

   At December 31, 1997, the Company had tax net operating loss carryforwards for U.S. federal and California state income tax purposes of approximately $52,000 and $198,000, respectively. These tax net operating loss carryforwards were utilized in the nine months ended September 30, 1998.

7. Profit Sharing and 401(k) Plan

   The Company sponsors a defined contribution profit sharing plan covering all employees who have attained the age of 20 and completed one year of service. Vesting occurs at a rate of 20% per year commencing in the second year of participation. The Company may make contributions to the plan as determined at the discretion of the board of directors. The Company's contributions amounted to $50,000 in 1995. The Company made no contributions in 1996.

   Effective January 1, 1997, the Company converted the profit sharing plan into a qualified 401(k) defined contribution plan. The 401(k) defined contribution plan allows for voluntary participant contributions of up to 15% of eligible compensation. Employer contributions remain discretionary and fully vest to the employee upon the employee's completion of seven years of service. There were no employer contributions to the 401(k) defined contribution plan in 1997 and in the nine months ended September 30, 1998.

8. Lease Commitments

   The Company is obligated under capital leases for office equipment that expire at various dates through 2004. At December 31, 1996 and 1997 and September 30, 1998, the gross amounts of office equipment and related accumulated depreciation recorded under capital leases are as follows:

                                                  December 31,
                                                ----------------- September 30,
                                                  1996     1997       1998
                                                -------- -------- -------------
   Office equipment............................ $501,423 $652,167   $906,631
   Less accumulated amortization (amortization
    expense charged to depreciation and
    amortization)..............................   54,815  144,570    321,314
                                                -------- --------   --------
                                                $446,608 $507,597   $585,317
                                                ======== ========   ========

   The Company has noncancelable operating leases, primarily for office space, that expire at various dates through 2005. These leases generally contain renewal options for periods ranging from one to five years. Rental expense incurred for all operating leases amounted to $473,323, $519,560 and $851,709 for the years ended December 31, 1995, 1996 and 1997, respectively, and $637,372 and $867,421 for the nine months ended September 30, 1997 and 1998, respectively.

                              CHEAP TICKETS, INC.

   Future minimum lease payments under noncancelable operating leases and future minimum capital lease payments as of December 31, 1997 are as follows:

                                                            Capital  Operating
                                                             Leases    Leases
                                                            -------- ----------
   Year ending December 31
     1998.................................................  $168,289 $  658,700
     1999.................................................   154,858    643,900
     2000.................................................   141,382    569,700
     2001.................................................    94,064    303,100
     2002.................................................       --     228,700
     Thereafter...........................................       --     425,400
                                                            -------- ----------
       Total minimum lease payments.......................   558,593 $2,829,500
                                                                     ==========
   Less amounts representing interest (at rates ranging
    from 8.05% to 14.05%).................................    76,329
                                                            --------
     Present value of net minimum capital lease payments..   482,264
   Less current installments of capital lease
    obligations...........................................   132,722
                                                            --------
     Capital lease obligations, excluding current
      installments........................................  $349,542
                                                            ========

9. Abandoned Financing

   In 1995, the Company decided to terminate a $25,000,000 revolving bank line of credit. Accordingly, costs amounting to $622,000 associated with obtaining the revolving bank line of credit were charged to operations in 1995.

10. Incentive Reimbursements from Local Governments

   In 1996, the Company commenced operations of a new reservation center in Lakeport, California. As an incentive for the Company to operate at the location, the local government agreed to reimburse the Company for certain payroll costs related to training. Estimated reimbursements associated with payroll costs incurred of approximately $458,000 and $28,000 in 1996 and 1997, respectively, have been recorded by the Company as a reduction of selling, general and administrative expenses in the accompanying statements of operations. At December 31, 1996, $353,164 of these incentive reimbursements were to be collected from the local government. In 1997, $250,000 of the incentive reimbursements receivable was settled by offsetting the receivable with an outstanding debt obligation to the local government of $250,000, with the remaining receivable balance collected in full. No gain or loss was recognized on the offsetting of such amounts. At December 31, 1997, there were no incentive reimbursement receivable amounts outstanding.

   Additional incentives provided by the local government included the waiver of certain expenses, including lease rent and property taxes totaling approximately $99,000 and $12,000 in 1996 and 1997, respectively. The Company also received $95,400 associated with additional lease rent incentives in 1996 and had recorded this amount as a reduction of selling, general and administrative expenses in the accompanying 1996 statement of operations.

11. Stock Compensation Arrangement

   In November 1996, the Company entered into a Restricted Stock Grant and Shareholder Agreement (Agreement) whereby 53,378 shares of common stock, after giving effect to a 1000-for-1 stock split and a

                              CHEAP TICKETS, INC.

common stock dividend (see Note 5), were granted to an officer of the Company as compensation for his employment. There was a two year vesting period whereby the shares vested 50 percent after each year of service with the Company. The estimated fair value of the common stock shares on the date of grant of $45,895 was being amortized as compensation expense over the two year vesting period. Noncash compensation expense (benefit) of $3,824 and $22,944 for the years ended December 31, 1997 and 1998, respectively, and $17,200 and $(3,820) for the nine months ended September 30, 1997 and 1998, respectively, is included in selling, general and administrative expenses in the accompanying statement of operations.

   In March 1998, the officer resigned from the Company. In connection with the resignation, the officer forfeited his nonvested shares of common stock issued under the Agreement. Such forfeited common stock amounted to 26,689 shares after giving effect to a 1000-for-1 stock split and a common stock dividend (see Note 5). The officer's forfeiture of the common shares resulted in a benefit of $3,820 in 1998 for the recovery of compensation expense previously taken and decreases in common stock and additional paid-in capital of $267 and $22,680, respectively.

12. Stock Option Plans

   The Company established a stock option plan in April 1998 which provides for a maximum of 141,403 shares of common stock to be issued under the plan. Through June 1998, options for 47,200 shares of common stock were granted, with an exercise price of $2.50 per share. The estimated compensation cost for these options amounted to $26,600 at the grant dates. Stock option compensation expense, included in selling, general and administrative expenses, was $1,795 for the nine months ended September 30, 1998. The remaining unamortized compensation cost of $24,805 at September 30, 1998 will be amortized over the future vesting periods of the options. The granted options have a five year vesting period, however, options to purchase up to 10,000 shares will fully vest should the Company complete an initial public offering of its stock.

   The Company is establishing another stock option plan which is expected to be approved by the Company's stockholders prior to the Company's planned initial public offering of its common stock.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this Prospectus. We are offering to sell shares of Common Stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of the Prospectus or of any sale of Common Stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
PROSPECTUS SUMMARY.......................................................   3
SUMMARY FINANCIAL DATA...................................................   5
RISK FACTORS.............................................................   7
USE OF PROCEEDS..........................................................  20
DIVIDEND POLICY..........................................................  20
CAPITALIZATION...........................................................  21
DILUTION.................................................................  22
SELECTED FINANCIAL DATA..................................................  23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  25
BUSINESS.................................................................  34
MANAGEMENT...............................................................  46
CERTAIN TRANSACTIONS.....................................................  53
PRINCIPAL STOCKHOLDERS...................................................  54
DESCRIPTION OF CAPITAL STOCK.............................................  55
SHARES ELIGIBLE FOR FUTURE SALE..........................................  57
UNDERWRITING.............................................................  59
LEGAL MATTERS............................................................  61
EXPERTS..................................................................  61
ADDITIONAL INFORMATION...................................................  61
INDEX TO FINANCIAL STATEMENTS............................................ F-1

Until       , 1999 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                        Shares

                         [LOGO OF CHEAP TICKETS, INC.]
                             www.cheaptickets.com
                                 Common Stock

                               -----------------

                                  PROSPECTUS

                               -----------------

                                       , 1999


                            William Blair & Company

                             Dain Rauscher Wessels
   a division of Dain Rauscher Incorporated


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following is an itemized list of the estimated expenses to be incurred in connection with the Offering of the securities being offered hereunder other than underwriting discounts and commissions.

                                                                        Amount
                                                                      to be Paid
                                                                      ----------
   Registration fee..................................................  $ 15,985
   NASD filing fee...................................................     6,250
   Nasdaq National Market listing fee................................    60,000
   Printing and Engraving expenses...................................   150,000
   Legal fees and expenses...........................................   300,000
   Blue Sky qualification fees and expenses..........................     5,000
   Accounting fees and expenses......................................   100,000
   Directors' and Officers' liability insurance......................   100,000
   Transfer Agent and registrar fees.................................    15,000
   Miscellaneous.....................................................    47,765
                                                                       --------
     Total...........................................................  $800,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

   Section 145 of the DGCL contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Company, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of the Company eliminates the liability of each of its directors to its stockholders or the Company for monetary damages for breach of fiduciary duty to the full extent provided by the Delaware General Corporation Law (the "DGCL"), as such law exists or may hereafter be amended.

   Indemnification applies to any threatened, pending or completed action, suit or proceeding, whether, civil, criminal, administrative or investigative. Indemnification may include all expenses (including attorneys' fees, judgments, fines, ERISA excise taxes and amounts paid in settlement) reasonably incurred by the indemnified person.

   Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                        Exhibit
   Document                                                             Number
   --------                                                             -------
   Form of Underwriting Agreement......................................   1.1
   Certificate of Incorporation........................................   3.1
   Form of First Amended and Restated Certificate of Incorporation.....   3.2
   Bylaws..............................................................   3.3
   Form of First Amended and Restated Bylaws...........................   3.4
   Form of Indemnification Agreements..................................  10.4

Item 15. Recent Sales of Unregistered Securities

   From January 1, 1996 through December 31, 1998, the Company has issued and sold the following securities: (i) the Company issued and sold [425,000] shares of 8% Mandatorily Redeemable Preferred Stock and warrants to purchase up to [212,104] shares of Common Stock to Phillips-Smith Specialty Retail Group III, L.P. and Craig Foley for an aggregate purchase price of $4,250,000; and (ii) the Company issued [26,689] shares of Common Stock to a former officer of the Company as compensation with an aggregate value of $22,948.

   The issuances described about were deemed exempt from registration under the Securities Act in reliance upon Sections 4(2) or 3(a) of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

Item 16. Exhibits and Financial Statements

   (a) Exhibits and Financial Statement Schedules

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement.

  3.1    Certificate of Incorporation.

  3.2*   Form of First Amended and Restated Certificate of Incorporation.

  3.3    Bylaws.

  3.4    Form of First Amended and Restated Bylaws.

  4.1*   Specimen Stock Certificate.

  5.1*   Form of Opinion of Morrison & Foerster LLP.

 10.1    1997 Stock Option Plan.

 10.2*   1999 Stock Option Plan.

 10.3    Form of Severance Agreement for Michael J. Hartley and Sandra T.
         Hartley.

 10.4    Form of Indemnification Agreement.

 10.5    The Commerce Tower Office Lease dated July 2, 1995 between Tosei Shoji
         Co. and Cheap Tickets, Inc., as amended by the 1st Amendment to the Commerce Tower Office Lease dated June 14, 1996 and the 2nd Amendment to the Commerce Tower Office Lease dated October 9, 1997.

 10.6    Sublease dated June 1, 1998 between Levi Straus & Co. and Cheap
         Tickets, Inc.

 10.7    Lease Agreement dated January 19, 1994 between Airport Center
         Associates LP and Cheap Tickets, Inc., as amended by the 1st Amendment to Lease dated July 20, 1994 and the 2nd Amendment to Lease dated
         April 25, 1997.

 10.8    Lease dated March 31, 1998 between Executive Tower of Colorado
         Springs, LLC and Cheap Tickets, Inc.

 10.9+   1994 Net Fare/Commission Agreement dated October 18, 1993 between
         Continental Airlines, Inc. and Cheap Tickets, Inc., as amended by
         Addendum dated November 12, 1998.

 10.10+  1999 Net Consolidator Agreement dated November 1, 1998 between Trans
         World Airlines, Inc. and Cheap Tickets, Inc.

 10.11+  Consolidator Agreement dated December 14, 1998 between America West
         Airlines, Inc. and Cheap Tickets, Inc.

 Exhibit
 Number                                Description
 -------                               -----------
 10.12   Credit Agreement dated November 26, 1997 between Bank of Hawaii and
         Cheap Tickets, Inc., as amended by First Loan Modification Agreement dated as of June 15, 1998; and Security Agreement dated November 26,
         1997 between Bank of Hawaii and Cheap Tickets, Inc.

 10.13+  Subscriber Agreement dated December 31, 1998 between The SABRE Group,
         Inc. and Cheap Tickets, Inc., as amended by Amendment No. 1 to SABRE
         Subscriber Agreement dated December 31, 1998.

 10.14+  Agreement for Negotiated Fares Maintenance dated July 15, 1994 between
         SABRE Travel Information Network and CTI Corporation.

 23.1    Consent of PricewaterhouseCoopers LLP.

 23.2* Consent of Morrison & Foerster LLP (included in the opinion filed herewith as Exhibit 5.1).

 24.1    Power of attorney (included on the signature page).

 27.1    Financial Data Schedule.

 99.1    Consent of Giles H. Bateman dated as of January 19, 1999.

 99.2    Consent Letter of KPMG LLP dated January 19, 1999.

--------
* To be filed by amendment.
+ Portions have been omitted pursuant to a confidential treatment request.

   (b) Financial Statement Schedules

   No schedules are included because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   In accordance with Rule 430A of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), each of the undersigned registrants hereby undertakes:

     (a) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of either registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (c) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Honolulu, County of Honolulu, State of Hawaii, as of January 20, 1999.

                                          CHEAP TICKETS, INC.

                                                 /s/ Michael J. Hartley
                                          By: _________________________________
                                             Chief Executive Officer and
                                            President

                               POWER OF ATTORNEY

   The undersigned hereby constitutes and appoints Michael J. Hartley and Dale
K. Jorgenson, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-1 in connection with the offering of common stock by Cheap Tickets, Inc. and to execute any amendments thereto (including post-effective amendments), including a registration statement filed pursuant to Rule 462(b), or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, each thereunto duly authorized, in the City of Honolulu, County of Honolulu, State of Hawaii, as of January 20, 1999.

             Signature                           Title
             ---------                           -----

     /s/ Michael J. Hartley          Chief Executive Officer,
____________________________________  President and Chairman of
         Michael J. Hartley           the Board of Directors


     /s/ Dale K. Jorgenson           Vice President of Finance
____________________________________  and Chief Financial Officer
         Dale K. Jorgenson


     /s/ Tammy A. Ishibashi          Executive Vice President
____________________________________
         Tammy A. Ishibashi


     /s/ Sandra T. Hartley           Director
____________________________________
         Sandra T. Hartley


     /s/ Donald J. Phillips          Director
____________________________________
         Donald J. Phillips


         /s/ Cece Smith              Director
____________________________________
             Cece Smith

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement.
  3.1    Certificate of Incorporation.
  3.2*   Form of First Amended and Restated Certificate of Incorporation.
  3.3    Bylaws.
  3.4    Form of First Amended and Restated Bylaws.
  4.1*   Specimen Stock Certificate.
  5.1*   Form of Opinion of Morrison & Foerster LLP.
 10.1    1997 Stock Option Plan.
 10.2*   1999 Stock Option Plan.
 10.3    Form of Severance Agreement for Michael J. Hartley and Sandra T.
         Hartley.
 10.4    Form of Indemnification Agreement.
 10.5    The Commerce Tower Office Lease dated July 2, 1995 between Tosei Shoji
         Co. and Cheap Tickets, Inc., as amended by the 1st Amendment to the
         Commerce Tower Office Lease dated June 14, 1996 and the 2nd Amendment to the Commerce Tower Office Lease dated October 9, 1997.
 10.6    Sublease dated June 1, 1998 between Levi Straus & Co. and Cheap
         Tickets, Inc.
 10.7    Lease Agreement dated January 19, 1994 between Airport Center
         Associates LP and Cheap Tickets, Inc., as amended by the 1st Amendment to Lease dated July 20, 1994 and the 2nd Amendment to Lease dated
         April 25, 1997.
 10.8    Lease dated March 31, 1998 between Executive Tower of Colorado
         Springs, LLC and Cheap Tickets, Inc.
 10.9+   1994 Net Fare/Commission Agreement dated October 18, 1993 between
         Continental Airlines, Inc. and Cheap Tickets, Inc., as amended by
         Addendum dated November 12, 1998.
 10.10+  1999 Net Consolidator Agreement dated November 1, 1998 between Trans
         World Airlines, Inc. and Cheap Tickets, Inc.
 10.11+  Consolidator Agreement dated December 14, 1998 between America West
         Airlines, Inc. and Cheap Tickets, Inc.

 10.12   Credit Agreement dated November 26, 1997 between Bank of Hawaii and
         Cheap Tickets, Inc., as amended by First Loan Modification Agreement dated as of June 15, 1998; and Security Agreement dated November 26,
         1997 between Bank of Hawaii and Cheap Tickets, Inc.
 10.13+  Subscriber Agreement dated December 31, 1998 between The SABRE Group,
         Inc. and Cheap Tickets, Inc., as amended by Amendment No. 1 to SABRE
         Subscriber Agreement dated December 31, 1998.
 10.14+  Agreement for Negotiated Fares Maintenance dated July 15, 1994 between
         SABRE Travel Information Network and CTI Corporation.
 23.1    Consent of PricewaterhouseCoopers LLP.
         Consent of Morrison & Foerster LLP (included in the opinion filed
 23.2*   herewith as Exhibit 5.1).
 24.1    Power of attorney (included on the signature page).
 27.1    Financial Data Schedule.
 99.1    Consent of Giles H. Bateman dated as of January 19, 1999.
 99.2    Consent Letter of KPMG LLP dated January 19, 1999.

--------
* To be filed by amendment.
+ Portions have been omitted pursuant to a confidential treatment request.